UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2012

Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________

Enclosure:  STMicroelectronics’ 2011 Dutch Statutory Annual Report, including the 2011 IFRS Statutory Accounts.

STMicroelectronics N.V.

Annual Report 2011

This 2011 statutory annual report has been approved and duly signed on April 12, 2012 for presentation to the STMicroelectronics N.V. 2011 Annual General Meeting of shareholders by:

THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)

Bruno Steve (Vice Chairman)

Raymond Bingham

Jean d’Arthuys

Douglas Dunn

Jean-Georges Malcor

Alessandro Ovi

Alessandro Rivera

Tom de Waard

Contents

1.	MESSAGE FROM THE PRESIDENT AND CEO ON THE FINANCIAL YEAR 2011	6

2.	CORPORATE OVERVIEW	8

2.1.	HISTORY AND DEVELOPMENT OF STMICROELECTRONICS	8

2.2.	STRATEGY & OBJECTIVES	8

2.3.	ORGANIZATIONAL STRUCTURE	8

2.4.	PRODUCTS AND ACTIVITIES	8

2.5.	SALES	9

2.6.	RESEARCH & DEVELOPMENT	9

2.7.	SUSTAINABLE EXCELLENCE	9

3.	REPORT OF THE MANAGING BOARD	10

3.1.	STATEMENT OF THE SOLE MEMBER OF THE MANAGING BOARD	10

3.2.	BUSINESS OVERVIEW & PERFORMANCE	10

3.2.1.	Results Highlights for the year 2011	10

3.2.2.	2011 Business Overview	11

3.2.3.	2011 Key announcements	21

3.2.4.	Business and financial outlook for 2012	23

3.2.5.	Liquidity and financial position	24

3.2.6.	Financial risk management	26

3.3.	RISK MANAGEMENT AND INTERNAL CONTROL	27

4.	REPORT OF THE SUPERVISORY BOARD	29

4.1.	COMPOSITION OF THE SUPERVISORY BOARD	29

4.2.	MEETINGS AND ACTIVITIES OF THE SUPERVISORY BOARD	32

4.3.	AUDIT COMMITTEE	33

4.4.	COMPENSATION COMMITTEE	34

4.5.	STRATEGIC COMMITTEE	34

4.6.	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	35

4.7.	SECRETARIAT AND CONTROLLERS	35

4.8.	REMUNERATION REPORT	35

4.8.1.	Share Ownership	37

4.8.2.	Stock Awards and Options	37

4.8.3.	Employee and Managing Board Stock-Based Compensation Plans	38

4.8.4.	Supervisory Board Stock Option Plans	40

5.	CORPORATE GOVERNANCE	42

5.1.	COMMITMENT TO THE PRINCIPLES OF GOOD CORPORATE GOVERNANCE	42

5.2.	GENERAL MEETING OF SHAREHOLDERS	43

5.3.	SUPERVISORY BOARD	45

5.4.	MANAGING BOARD	46

5.5.	EXECUTIVE OFFICERS	47

5.6.	INDEMNIFICATION OF MEMBERS OF OUR MANAGING BOARD AND SUPERVISORY BOARD	49

5.7.	RISK MANAGEMENT AND CONTROL SYSTEMS	49

5.8.	REQUIRED INFORMATION ARTICLE 10 TAKEOVER DIRECTIVE	49

5.9.	CODE OF ETHICS	51

5.10.	DEVIATIONS FROM THE CODE	51

5.11.	MAJOR SHAREHOLDERS	52

5.12.	SHAREHOLDERS’ AGREEMENTS	53

6.	DIVIDEND POLICY	57

7.	CONSOLIDATED FINANCIAL STATEMENTS	58

7.1.	CONSOLIDATED INCOME STATEMENT	58

7.2.	CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	59

7.3.	CONSOLIDATED STATEMENT OF FINANCIAL POSITION	60

7.4.	CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	61

7.5.	CONSOLIDATED STATEMENT OF CASH FLOWS	63

7.6.	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	63

7.6.1.	Corporate information	63

7.6.2.	Basis of preparation	64

7.6.3.	Statement of compliance	64

7.6.4.	Basis of consolidation	64

7.6.5.	Changes in accounting policies	64

7.6.6.	Standards issued but not yet effective	65

7.6.7.	Summary of significant accounting policies	67

7.6.8.	Significant accounting judgments, estimates and assumptions	78

7.6.9.	Business combinations	80

7.6.10.	Investments in associates and jointly controlled entities	82

7.6.11.	Property, plant and equipment	83

7.6.12.	Intangible assets	85

7.6.13.	Goodwill	87

7.6.14.	Other financial assets and financial liabilities	88

7.6.15.	Other non-current assets	96

7.6.16.	Inventories	97

7.6.17.	Trade accounts receivable	97

7.6.18.	Other receivables and assets	98

7.6.19.	Cash and cash equivalents	98

7.6.20.	Cash generated from operations	99

7.6.21.	Equity	99

7.6.22.	Provisions	103

7.6.23.	Employee benefits	104

7.6.24.	Other non-current liabilities	107

7.6.25.	Trade accounts payable, Other payables and accrued liabilities	107

7.6.26.	Significant categories of income	108

7.6.27.	Operating segment information	108

7.6.28.	Expenses by nature	111

7.6.29.	Other income / expenses	112

7.6.30.	Finance income / costs	113

7.6.31.	Components of other comprehensive income	113

7.6.32.	Income tax	113

7.6.33.	Earnings per share	117

7.6.34.	Related party	117

7.6.35.	Commitments, contingencies claims and legal proceedings	121

7.6.36.	Financial risk management objectives and policies	123

8.	COMPANY FINANCIAL STATEMENTS	126

8.1.	STMICROELECTRONICS N.V. COMPANY BALANCE SHEET	126

8.2.	STMICROELECTRONICS N.V. COMPANY STATEMENT OF INCOME	127

8.3.	NOTES TO STMICROELECTRONICS N.V. COMPANY FINANCIAL STATEMENTS	127

8.3.1.	General	127

8.3.2.	Basis of Presentation	127

8.3.3.	Summary of Significant Accounting Policies	127

8.3.4.	Intangible Assets	128

8.3.5.	Property, plant and equipment	128

8.3.6.	Investments in Subsidiaries	129

8.3.7.	Investments in associates and jointly controlled entities	131

8.3.8.	Available-for-Sale Financial Assets	131

8.3.9.	Inventories	132

8.3.10.	Trade Accounts Receivable	132

8.3.11.	Group Companies Short-term Loans	132

8.3.12.	Other group companies receivables and payables	133

8.3.13.	Shareholder’s equity	134

8.3.14.	Long-term debt	135

8.3.15.	Deferred tax assets and liabilities	136

8.3.16.	Other non-current liabilities	136

8.3.17.	Loans and banks	136

8.3.18.	Guarantees and contingencies	136

8.3.19.	Wages, salaries and social charges	137

8.3.20.	Commitments	137

8.3.21.	Related party transactions	137

9.	OTHER INFORMATION	139

9.1.	AUDITORS’ REPORT	139

9.2.	APPROPRIATION OF RESULTS – PROVISIONS IN COMPANY’S ARTICLES OF ASSOCIATION	139

9.3.	BRANCHES	139

10.	IMPORTANT DATES	140

1.    Message from the President and CEO on the financial year 2011

Dear Shareholder,

2011 was a unique year for ST and the semiconductor industry. The first half reflected the spill-over of optimism from 2010, while the second half experienced a number of headwinds and made our industry –and our lives —quite challenging. These included the unprecedented natural disasters in Japan and Thailand, the more volatile economic, social and market environments, including the sovereign debt crisis in Europe, the severe downturn in the semiconductor industry, as well as, for us, the dramatic changes in the business and plans of our largest customer.

Against this background, we can take pride in ST’s achievement in weathering the storm and demonstrating commitment, agility and perseverance; qualities that have not only enabled us to continue to progress in our wholly-owned business through the challenging environment but will also position us effectively for 2012. As our annual results show, we emerged from a difficult year with an overall solid performance of our wholly-owned businesses and in a strong financial position.

Over the course of such a unique year, we have seen the relevance of one of ST’s most important strengths. This is our resilience; our ability to successfully navigate unpredictable changes in our ever faster-moving industry, to keep a solid financial structure, to maintain an appropriate level of investment in new products and new initiatives, and to continue to extend our market reach and expand our customer base. As a result, despite the severity of the economic circumstances, we succeeded in achieving the main objectives that we had set at the beginning of last year.

The first objective was to gain market share and in fact we did so for our wholly-owned business, thanks to the excellent revenue performance in key areas such as MEMS and Automotive, which grew by 90% and 18%, respectively.

The second objective, to maintain a strong financial position, within this difficult environment and liquidity crisis, was also achieved; we finished 2011, after paying $327 million in dividends to shareholders, with financial resources totaling $2.3 billion and our gross financial debt of about $1.2 billion excluding the $400 million loan provided by Ericsson to fund ST-Ericsson.

Finally, our third objective, we introduced or started volume production of several new breakthrough products across our broad portfolio. These innovative products included:

•
the most powerful 32-nanometer Set-Top Box System-on Chip on the market. Called Orly, this device is able to decode four full High Definition streams simultaneously and enabling a truly connected home, where consumers can seamlessly stream content across their TV sets, tablets and laptops with the highest performance and speed, while accessing operators’ application stores as well as open-market stores. It is also the first Set top Box solution in the world to integrate around one billion transistors in a single chip.

•
32-bit Power-architecture microcontrollers for automotive applications, where our 32-bit micros, helped bail out several major customers, in power train and safety applications, who were suffering supply problems that threatened production stops as a result of the Japan earthquake;

•	the introduction of a complete family of NFC-related devices that are now being deployed on the most popular mobile platforms such as Android, Windows 8 and others;

•
the expansion of our MEMS and “Extreme Analog“ portfolio — by which we mean MEMS sensors plus advanced analog chips integrated into smart systems in packages — with a number of great products, among which is an innovative new high-performance, low-power digital top-port MEMS microphone, pressure sensors and several new members of the iNEMO family of advanced motion-sensing modules;

•	the first customer evaluations of our new FingerTip touch-sensor technology;

•	and, finally, to build upon our continuous effort in energy management and savings, we launched a new generation of Smart-Grid products, for next-generation smart meters.

All of the above show the progress of our wholly-owned business, which recorded revenues of $8.2 billion, operating income of $932 million and an operating margin of 11.4%, despite significantly lower volumes in the second half of the year.

As far as the wireless segment is concerned, 2011 was clearly a very challenging year for ST-Ericsson. The shift from a legacy portfolio to a new product roadmap is taking longer than expected, due to the dramatic changes in the business environment and for this reason ST-Ericsson’s main focus today, under the leadership of the President and CEO Didier Lamouche and the newly appointed COO Carlo Ferro, is on improving execution, significantly lowering its break-even point and reviewing its roadmap to sustainable profitability. We do believe that wireless still remains for us a very relevant opportunity for ST’s value upside.

Looking to 2012, we can see signs of a recovery in the semiconductor market but it’s too early to predict the pace of such a recovery, due to the still uncertain macro-economic environment. Although we believe that bookings bottomed during the fourth quarter of 2011 while billings are expected to bottom during the first quarter of 2012, we are adopting a prudent position and remain focused on capital management both in inventory levels and capital spending. Therefore, in the near-term, we continue to maintain reduced levels of loading at our facilities while putting additional focus on improving flexibility.

Overall, our primary goals for 2012, further to a relentless work at improving the flexibility of our manufacturing, will be:

•	first, support ST-Ericsson in their path towards significantly lowering their breakeven point;

•	second, continue to focus on free cash-flow generation and further improve our net financial position;

•
third, continue to grow faster than the markets we serve, by maintaining our steady commitment to innovation and gaining more value from our advanced technologies. We will continue to put a strong focus on our four targeted application areas: energy management and savings, trust and data security, healthcare and wellness, and smart consumer devices. And, of course, we will pursue our growth objectives by continuing to expand our customer base, building on the 19 percent growth in the new major accounts that we recorded in 2011.

•
fourth, we will continue to pursue our goal of being among the best corporate citizens by continuing to offer responsible products and solutions that both address key societal challenges and enrich people’s lives. For example, in the field of Employee Health, Safety and Well-being, we aim to ensure that 100% of employees will have benefited from the Company health plan by the end of 2013 compared to 83% in 2011. Another important goal that ST is pursuing to address key societal issues is the Company’s “Digital Unify” program, which helps bridge the digital divide. By the end of 2011, the program had already provided free computer access and training to over 148,000 people throughout the world and it will extend its reach to more countries in 2012.

To conclude, 2011 was a unique and challenging year. We succeeded in achieving our main objectives and this thanks to our key assets: all of our people.

2012 marks the 25th anniversary of ST. Together with each and every employee, we will continue to work every day to make everyone’s life safer, easier, healthier and richer; to allow our stakeholders to benefit from our technologies; and to help transform these tangible and intangible value opportunities into profitable growth and into shareholder value.

Carlo Bozotti,

Sole member of the Managing Board,
President and Chief Executive Officer

2.    Corporate overview

2.1. History and development of STMicroelectronics

STMicroelectronics N.V. (“STMicroelectronics” or “ST”) is a global leader in the semiconductor market serving customers across the spectrum of sense and power and multimedia convergence applications.

STMicroelectronics was created in 1987 by the merger of SGS Microelettronica of Italy and Thomson Semiconducteurs of France. STMicroelectronics has approximately 50,000 employees, operates 14 main manufacturing sites and has advanced research and development centers and sales offices all around the world. The Company has its corporate legal seat in The Netherlands. Its corporate headquarters and the headquarters for Europe, the Middle East and Africa (EMEA) are seated in Geneva. The headquarters for the Americas, Greater China-South Asia and Japan-Korea are in Coppell, Texas, Shanghai and Tokyo, respectively. Our shares are traded on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana.

2.2. Strategy & objectives

We aim to become the undisputed leader in multimedia convergence and sense and power applications, dedicating significant resources to product innovation and increasingly becoming a solution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset-lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

2.3. Organizational structure

STMicroelectronics is a multinational group of companies that designs, develops, manufactures and markets a broad range of products used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer goods, automotive products and industrial automation and control systems. We are organized in a matrix structure with geographic regions interacting with product divisions, both being supported by shared technology and manufacturing operations and by central functions, designed to enable us to be closer to our customers and to facilitate communication among the R&D, production, marketing and sales organizations.

While STMicroelectronics N.V. is the parent company and the principal player of our business, ST NV also conducts its operations through service activities from our subsidiaries. We provide certain administrative, human resources, legal, treasury, strategy, manufacturing, marketing and other overhead services to our consolidated subsidiaries pursuant to service agreements for which we recover the cost. We have two joint ventures with Ericsson, which operate as independent JV companies and are currently governed by a fully balanced Board and an independent management team. Our Consolidated Financial Statements include ST-Ericsson SA (“JVS and related affiliates”), which is owned 50% plus a controlling share by us and is responsible for the full commercial operation of the combined businesses, namely sales and marketing. The other JV is focused on fundamental R&D activities. Its parent company is ST-Ericsson AT SA (“JVD”), which is owned 50% plus a controlling share by Ericsson and is therefore accounted for by us under the equity-method.

2.4. Products and activities

STMicroelectronics produces one of the industry’s broadest ranges of semiconductor products, from discrete diodes and transistors through complex System-on-chips (SoC) devices to complete platform solutions that bundle chips with reference designs, application software, and manufacturing tools and specifications. Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods for a wide range of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. ST has a strong focus on delivering solutions that help enrich people’s lives, make society work better, and protect the planet. The Company’s objective is to be the undisputed leader in Sense & Power technologies and Multimedia Convergence and its world-class products and technologies serve to enable the convergence of multimedia and communication in smart consumer devices that help people interact anywhere, anytime; increase energy efficiency all along the energy chain, from power generation to distribution and consumption; provide all aspects of data security and protection; and contribute to helping people live longer and better by enabling emerging healthcare and wellness applications.

2.5. Sales

In 2011, we operated regional sales organizations in EMEA (which includes all of Europe, the Middle East and Africa), the Americas, Greater China-South Asia, and Japan-Korea.

2.6. Research & Development

We believe that research and development (“R&D”) is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. In addition, we have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Front-end manufacturing and technology R&D, while being under the same organization, are thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant R&D expenses are allocated to the product segments on the basis of the estimated efforts.

Including patents and pending patent applications owned by us and our affiliate ST-Ericsson, we currently own over 21,000 patents and pending patent applications, including 752 filed in 2011, which have been registered in multiple countries around the world and correspond to about 11,000 patent families (each patent family containing all patents originating from the same invention).

2.7. Sustainable Excellence

STMicroelectronics was one of the first global industrial companies to recognize the importance of environmental responsibility, its initial efforts beginning in the early 1990s. Since then we have progressively enlarged our scope of commitments and we now address 22 issues that have been identified as the most significant for our business success and for our stakeholders’ satisfaction. Today our approach to sustainability is embedded in our business strategy with objectives in terms of responsible products, customer satisfaction and intellectual property. Over these past 25 years, we have made outstanding progress: we are among the leaders in safety with a 69% decrease in our recordable cases rate since 2002, we have reduced our water consumption per production unit by 72% compared to 1994, we have launched in 2006 a companywide Health Plan program to provide all our employees with the same access to healthcare, to name a few initiatives implemented in the field.

STMicroelectronics is recognized in sustainability rankings such as the Global 100 Most Sustainable Corporations, and is also included in some of the main Sustainability indices (FTSE4Good, FTSE ECPI index series, ASPI, ECPI and Ethibel).

Our approach to sustainability is expressed at a high level in ST’s Principles for Sustainable Excellence, our business code of conduct; and in a more operational way, in our Sustainability strategy that is regularly updated to ensure its alignment with our business and stakeholders’ priorities.

3.    Report of the Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, sole Member of the Managing Board and President and Chief Executive Officer, was re-appointed in 2011 for a three-year term to expire at our Annual Shareholders’ Meeting in 2014.

3.1. Statement of the sole Member of the Managing Board

The sole Member of the Managing Board hereby declares that, to the best of his knowledge, the financial statements as at December 31, 2011 and for the year then ended, prepared in accordance with IFRS and Title 9 of Part 2 of the Netherlands Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole and the Director’s report includes a true and fair review concerning the position as per the statement of financial position date, the development and performance during 2011 of STMicroelectronics N.V. and the undertakings included in the consolidation taken as a whole, together with a description of the principal risk and uncertainties they face.

Carlo Bozotti,

Sole member of the Managing Board,
President and Chief Executive Officer

3.2. Business overview & performance

3.2.1. Results Highlights for the year 2011

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM” is defined as the market for products produced by us (which consists of the TAM and excludes major devices such as Microprocessors (“MPUs”), DRAMs, optoelectronics devices and Flash Memories).

In 2011, the semiconductor industry was characterized by a solid first half, while there was a significant slowdown in the later part of the year; as a result the total market grew only marginally in 2011 after the rebound registered in 2010.

Based on published industry data by WSTS, semiconductor industry revenues were basically flat in 2011 on a year-over-year basis for the TAM, while the SAM increased by approximately 2%, to reach approximately $300 billion and $174 billion, respectively.

With reference to our business performance, in 2011 we registered a decline in terms of revenues, being particularly penalized by the negative results of our Wireless business. Our 2011 revenues decreased 5.9% to $9,735 million; this performance was below the SAM, being penalized by an approximately 30% decline in Wireless revenues, while the wholly owned businesses performed slightly better than their served markets.

Our effective average exchange rate for 2011 was $1.37 for €1.00 compared to $1.36 for €1.00 for 2010.

Our 2011 gross margin was 30.9% of revenues, decreasing by 460 basis points compared to the prior year. The main factors contributing to the deterioration during 2011 compared to the prior year were (i) the significant amounts of unused capacity charges due to the underloading of our fabs, registered in particular in the second half of 2011, with an impact of approximately 150 basis points and (ii) the impact of the negative trend of selling prices.

Our total operating expenses, combining the selling, general and administrative (“SG&A”) and research and development (“R&D”) expenses, were basically flat compared to 2010.

The deterioration of our 2011 operating performance resulted in a significant decline of our operating result, particularly due to lower revenues and unused capacity charges. As a result, our operating result declined to a loss of $9 million in 2011 from an income of $687 million in 2010.

In 2011, our wholly owned businesses delivered a solid performance throughout the year, within the backdrop of a severe slowdown in the broader semiconductor market as the year evolved. Our wholly owned businesses delivered revenue of $8,183 million (2010: $8,127 million) and an operating margin of slightly above 11% (2010: 13%).

Moreover, we expected to see strong growth during 2011 in two of our key strategic product areas and we are particularly proud of our achievements there. Our MEMS sales nearly doubled to over $600 million. Our automotive business reported record revenues, with sales up 18% during 2011, on top of sales growth of over 40% during 2010. In both areas, revenue growth was also accompanied by a significant expansion of the operating profitability of these product groups.

We also continued to maintain a strong financial position and sharp focus on capital management. Exiting the year, our financial resources totaled $2.3 billion and our gross financial debt amounted to about $1.2 billion excluding the $400 million loan provided by Ericsson to fund ST-Ericsson. As anticipated, we saw an improvement during the last three months of 2011 in inventory levels and inventory turns and capital expenditures are back down to much lower levels as planned.

For ST-Ericsson, managing the wireless joint venture’s shift from a legacy portfolio to the new product roadmap has proven more challenging than expected given the change in the business of one of their largest customers and its evolving plans. While the new portfolio is beginning to ramp, the current results of ST-Ericsson are still distant from the financial prospects we are envisioning. Therefore, ST-Ericsson is now in a crucial phase focusing on improving execution, lowering its break-even point and reviewing its roadmap to sustainable profitability. We are confident that the newly appointed Chief Executive Officer of ST-Ericsson is the appropriate leader to drive this turnaround.

3.2.2. 2011 Business Overview

We are a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor products used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Semiconductors are the basic building blocks used to create an increasing variety of electronic products and systems. Since the invention of the transistor in 1948, continuous improvements in semiconductor process and design technologies have led to smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and unitary cost have decreased, semiconductors have expanded beyond their original primary applications (military applications and computer systems) to applications such as telecommunications systems, consumer goods, automotive products and industrial automation and control systems. In addition, system users and designers have demanded systems with more functionality, higher levels of performance, greater reliability and shorter design cycle times, all in smaller packages at lower costs.

Our major customers include Apple, Bosch, Cisco, Continental, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, Marelli, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sony / Sony Ericsson and Western Digital. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen and Yosun. The semiconductor industry has historically been a cyclical one and we have responded through emphasizing balance in our product portfolio, in the applications we serve, and in the regional markets we address.

Although cyclical changes in production capacity in the semiconductor industry and demand for electronic systems have resulted in pronounced cyclical changes in the level of semiconductor sales and fluctuations in prices and margins for semiconductor products from time to time, the semiconductor industry has experienced substantial growth over the long-term. Factors that contribute to long-term growth include the development of new semiconductor applications, increased semiconductor content as a percentage of total system cost, emerging strategic partnerships and growth in the electronic systems industry, in particular, the Asia Pacific region.

We offer a broad and diversified product portfolio and develop products for a wide range of market applications to reduce our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content. Our product families are comprised of differentiated application-specific products (we define as being our dedicated analog, mixed-signal and digital application-specific standard products (“ASICs”) and application-specific standard products (“ASSP”) offerings and semi-custom devices) that were organized under our Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), Wireless (“Wireless”), Analog, MEMS and Microcontrollers (“AMM”) and Power Discrete Products (“PDP”) segments.

Our products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. We use all of the prevalent function-oriented process technologies, including CMOS, bipolar and nonvolatile memory technologies. In addition, by combining basic processes, we have developed advanced systems-oriented technologies that enable us to produce differentiated and application-specific products, including bipolar CMOS technologies (“BiCMOS”) for mixed-signal applications, and diffused metal-on silicon oxide semiconductor (“DMOS”) technology and bipolar, CMOS and DMOS (“BCD technologies”) for intelligent power applications, MEMS and embedded memory technologies. This broad technology portfolio, a cornerstone of our strategy for many years, enables us to meet the increasing demand for SoC and System-in-Package (“SiP”) solutions. Complementing this depth and diversity of process and design technology is our broad IP portfolio that we also use to enter into broad patent cross-licensing agreements with other major semiconductor companies.

Our principal investment and resource allocation decisions in the semiconductor business area are for expenditures on technology R&D as well as capital investments in front-end and back-end manufacturing facilities, which are planned at the corporate level; therefore, our product segments share common R&D for process technology and manufacturing capacity for most of their products.

3.2.2.1.        Strategy

We aim to become the undisputed leader in multimedia convergence and sense and power applications, dedicating significant resources to product innovation and increasingly becoming a solution provider in order to drive higher value and increase our market share in the markets we serve. As a worldwide semiconductor leader, we are well positioned to implement our strategy after having accomplished two major strategic transformations, namely a refocus of our product portfolio and our move towards being an asset-lighter company. In addition, our strategy to enhance market share by developing innovative products and targeting new key customers is gaining momentum. Our strong capital structure enables us to operate as a long-term, viable supplier of semiconductor products and participate as a global leader in the industry.

We believe the semiconductor industry, continues to undergo several significant structural changes characterized by:

•
the changing long-term structural growth of the overall market for semiconductor products, which has moved from double-digit average growth rate to single-digit average growth rate over the last several years and which has become more and more correlated with the global macroeconomic environment;

•	the strong development of new emerging applications in areas such as smart consumer devices, trust and data security, healthcare & wellness and energy and management saving;

•	the importance of the Asia Pacific region, particularly Greater China and other emerging countries, which represent the fastest growing regional markets;

•	the importance of multimedia convergence which drives customer demand to seek new system-level, turnkey solutions from semiconductor suppliers;

•	the evolution of the customer base from original equipment manufacturers (“OEM”) to a mix of OEM, electronic manufacturing service providers (“EMS”) and original design manufacturers (“ODM”);

•	the expansion of available manufacturing capacity through third-party providers; and

•	the evolution of advanced process development R&D partnerships.

In order to support our strategy, we focus on the following key elements:

Balanced market exposure. We offer a diversified product portfolio and develop products for a wide range of market applications using a variety of technologies, thereby reducing our dependence on any single product, application or end market. Within our diversified portfolio, we have focused on developing products that leverage our technological strengths in creating system-level solutions for high-growth digital applications. We target five key markets comprised of: (i) industrial and multisegment products, including high performance analog, MEMS, microcontrollers, digital audio, power supply, motor-control, metering, banking and Smartcard; (ii) digital products, including set-top box, digital TV, imaging and ASIC for communication infrastructure and computer peripherals; (iii) automotive, including engine, body, safety and infotainment; (iv) wireless communications through a 50-50% joint venture.

Product innovation. We aim to be leaders in multi-media convergence and sense and power applications. In order to serve these segments, our plan is to maintain and further establish existing leadership positions for (i) platforms for multimedia applications; (ii) power applications, which are driving system solutions for customer specific applications and (iii) sensors for a wide variety of applications where motion detection is required. We have all of the ingredients to develop new leading edge products. We are also targeting new end markets, such as medical and energy saving applications.

Customer-based initiatives. We aim to gain market share capitalizing on the following: (i) working with our key customers to identify evolving needs and new applications, including formal alliances with certain strategic customers; (ii) targeting new major key accounts, where we can leverage our position as a supplier of a broad range product portfolio; (iii) targeting the mass market, or those customers outside of our larger customers; and (iv) redefining accounts and responsibilities, strengthening accountability and realigning organization by focusing both on regions and global customers through the realignment of the new organization effective early 2012.

Global integrated manufacturing infrastructure. We have a diversified, leading-edge manufacturing infrastructure, comprising front-end and back-end facilities, capable of producing silicon wafers using our broad process technology portfolio, including our CMOS, BiCMOS, BCD and MEMS technologies as well as our discrete technologies. Assembling, testing and packaging of our semiconductor products takes place in our large and modern back-end facilities, which generally are located in low-cost areas. In order to ensure adequate flexibility, we continue to utilize outside contractors for certain foundry and back-end services. Having capitalized on the opportunities between internal and external production, we are in the position to maintain a reduced asset intensity, while confirming our mission to remain an integrated device manufacturing company.

Process research and development (“R&D”) leadership. The semiconductor industry is increasingly characterized by higher costs and technological risks involved in the R&D of leading edge CMOS process development. As a result, we have decided to enter into cooperative partnerships, in particular for the development of basic CMOS technology. We are a member of ISDA, a technology alliance led by IBM to develop the CMOS process technology for 32/28-nm and 22/20-nm nodes. Furthermore, in order to maintain our differentiation capabilities through process technology leadership, we are continuing our development of proprietary derivatives of CMOS process technologies and of Smart Power, analog, discrete, MEMS and mixed signal processes, for which R&D costs are significantly lower than for CMOS.

Integrated presence in key regional markets. We have sought to develop a competitive advantage by building an integrated presence in each of the world’s economic zones that we target: Europe, Asia, China and America. An integrated presence means having product development, sales and marketing capabilities in each region, in order to ensure that we are well positioned to anticipate and respond to our customers’ business requirements. We have major front-end manufacturing facilities in Europe and Asia. Our more labor-intensive back-end facilities are located in Malaysia, China, Philippines, Singapore, Morocco and Malta, enabling us to take advantage of more favorable production cost structures, particularly lower labor costs. Major design centers and local sales and marketing groups are within close proximity of key customers in each region, which we believe enhances our ability to maintain strong relationships with our customers.

Excellence in quality. We aim to develop the quality excellence of our products and services capitalizing on the following approach: (i) the improvement of our full product cycle involving robust design and manufacturing, improved detection of potential defects, and better anticipation of failures through improved risk assessment, particularly in the areas of product and process changes; (ii) improved responsiveness to customer demands; and (iii) ever increasing focus on quality, service and discipline in execution.

Sustainable Excellence and Compliance. We are committed to sustainable excellence and compliance. We conduct our business based on our Principles for Sustainable Excellence (“PSE”) and the highest ethical standards, empowering our people and striving for quality and customer satisfaction, while creating value for all of our partners.

Creating Shareholder Value. We remain focused on creating value for our shareholders, which we measure in terms of return on net assets attributable to our shareholders (i.e., including 50% of ST-Ericsson’s results) in excess of our weighted average cost of capital.

3.2.2.2.         Employees

The tables below set forth the breakdown of employees, including the employees of the consolidated entities of ST-Ericsson JVS, by main category of activity and geographic area for the past two years.

	2011	2010
France	10,570	11,080
Italy	8,780	8,620
Rest of Europe	2,630	2,760
United States	1,310	1,870
Mediterranean (Malta, Morocco, Tunisia)	4,440	4,760
Asia	21,720	24,210
Total	49,450	53,300

	2011	2010
Research and Development	11,940	11,910
Marketing and Sales	2,510	2,540
Manufacturing	29,810	33,580
Administration and General Services	2,580	2,620
Divisional Functions	2,610	2,650
Total	49,450	53,300

Our future success, particularly in a period of strong increased demand, will partly depend on our ability to continue to attract, retain and motivate highly qualified technical, marketing, engineering and management personnel. Unions are represented at several of our manufacturing facilities. We use temporary employees, if required, during production spikes and, in Europe, during summer vacations. We have not experienced any significant strikes or work stoppages in recent years. Management believes that our relations with employees are good.

3.2.2.3.        Strategic Alliances with Customers and Industry Partnerships

We believe that strategic alliances with customers and industry partnerships are critical to success in the semiconductor industry. Customer alliances provide us with valuable systems and application know-how and access to markets for key products, while allowing our customers to share some of the risks of product development with us and to gain access to our process technologies and manufacturing infrastructure. We are actively working to expand the number of our customer alliances, targeting OEMs in the United States, in Europe and in Asia.

Partnerships with other semiconductor industry manufacturers permit costly R&D and manufacturing resources to be shared to mutual advantage for joint technology development. For example, we belong to the International Semiconductor Development Alliance to co-develop 32/28-nm and below process technologies. In addition, we have joint development programs with leading suppliers such as Air Liquide, ASM Lithography, Hewlett-Packard, PACKTEC, JSR, SOITEC, Statchip, Teradyne and with electronic design automation (“EDA”) tool producers, including Apache, Atrenta, Cadence, Mentor and Synopsys. We also participate in joint European research programs, such as the ITEA, the Cluster for Application and Technology Research in Europe or/and Electronics (“CATRENE”) and the European Nanoelectronics Initiative Advisory (“ENIAC”) programs.

3.2.2.4.        Customers and Applications

We design, develop, manufacture and market thousands of products that we sell to thousands of customers. Our top 20 customers include Apple, Bosch, Cisco, Continental, Delta, Denso, Ericsson, Hewlett-Packard, Hitachi, Marelli, Motorola, Nokia, Pace, Panasonic, Philips, Research in Motion, Samsung, Seagate, Sony / Sony Ericsson and Western Digital. To many of our key customers we provide a wide range of products, including application-specific products, discrete devices, memory products and programmable products. Our position as a strategic supplier of application-specific products to certain customers fosters close relationships that provide us with opportunities to supply such customers’ requirements for other products, including discrete devices, programmable products and memory products. We also sell our products through distributors and retailers, including Arrow Electronics, Avnet, Tomen, Wintech and Yosun.

The following table sets forth the top customers by market segment for our products:

Market segment	Top customers
Automotive	Bosch, Continental, Delphi, Denso, Hella, Hitachi, Lear, Marelli, Sirius XM Radio, Valeo
Communication	Alcatel, Cisco, Ericsson, Finisar, Huawei, Motorola, Nokia, Research in Motion, Samsung, Sony / Sony Ericsson
Computer & Peripherals	Apple, Canon, Dell, Delta, Hewlett-Packard, Hitachi, Microsoft, Seagate, Western Digital
Consumer	Agilent, Cisco, Garmin, LG Electronics, Pace, Panasonic, Sagem Communications, Samsung, Sony / Sony Ericsson, Videocon
Industrial/Other Applications	Autostrade, Delta, Emerson, Enel, General Electric, Liteon, Nintendo, Philips, Schneider Electric, Siemens
N.B.: Net revenues by market segment application are classified according to the status of the final customer. For example, products ordered by a computer company, even including sales of other applications such as Telecom, are classified as Computer revenues.

In 2011, our largest customer, the Nokia group of companies, represented 10.4% of our net revenues, compared to 13.9% in 2010. No other single customer accounted for more than 10% of our net revenues. There can be no assurance that such customers or distributors, or any other customers, will continue to place orders with us in the future at the same levels as in prior periods.

3.2.2.5.        Sales, Marketing and Distribution

In 2011, we operated regional sales organizations in EMEA (which includes all of Europe, the Middle East and Africa), the Americas, Greater China-South Asia and Japan-Korea. A description of our regional sales organizations’ activities and structure during 2011 is below.

i. EMEA — The EMEA region is divided into four business units: automotive, convergence EMS, industrial and multimarket and also integrates the global business unit covering Nokia and the wireless platform accounts. Each business unit is dedicated to customers operating mainly in its market segment, actively promoting a broad range of products, including commodities and dedicated ICs, as well as proposing solutions through its sales force, field application engineers, supply-chain management, customer service and technical competence center for system solutions, with support functions provided locally or centrally (through central labs).

ii. Americas — In the Americas region, the sales and marketing team is organized into six business units: automotive (Detroit, Michigan); industrial (Boston, Massachusetts); consumer, industrial and medical (Chicago, Illinois); communications, consumer and computer Peripherals (San Jose, California and Longmont, Colorado); RFID and communications (Dallas, Texas); and distribution (Boston, Massachusetts). A central product-marketing operation in Boston provides product support and training for standard products for the Americas region. In addition, a comprehensive distribution business unit provides product and sales support for the regional distribution network.

iii. Greater China-South Asia — The Greater China-South Asia region encompasses China, Taiwan, Hong Kong, India, Singapore and other countries in the Asia Pacific region, with the exception of Japan and Korea. Our sales and marketing activities are organized into seven business units (automotive, computer peripherals, consumer, distribution, EMS, industrial and telecom) with seven central support functions (service and business management, field quality, human resources, strategic planning, finance, corporate communication and design center). Our design center in Singapore carries out full custom designs in several applications.

iv. Japan-Korea — The Japan-Korea region sales and marketing team is divided into four business units (automotive, consumer, industrial, communications) in each country, plus a comprehensive distribution business unit that provides products and sales support for the regional distribution network. Each business unit sells each product from our portfolio that fits the applications covered by the unit. A central product-marketing organization provides product support and training for standard products for the region. In addition, five central support functions (business management, field quality, human resources, finance, and corporate communications) allow the region to run all of the necessary tasks smoothly. Our sales and marketing activities are performed through sales offices in Tokyo, Osaka, Nagoya and Seoul.

The sales and marketing activities performed by our regional sales organizations are supported by product marketing that is carried out by each product division, which also includes product development functions. This matrix system reinforces our sales and marketing activities and our broader strategic objectives. An important component of our regional sales and marketing efforts is to expand our customer base, which we seek to do by adding sales representatives, regional competence centers and new generations of electronic tools for customer support.

Most of our regional sales organizations operate dedicated distribution organizations. To support the distribution network, we operate logistic centers in Saint Genis, France and Singapore. We also engage distributors and representatives to distribute our products around the world. Typically, distributors handle a wide variety of products, including products that compete with our products, and fill orders for many customers. Most of our sales to distributors are made under agreements allowing for price protection and/or the right-of-return on unsold merchandise. We generally recognize revenues upon the transfer of ownership of the goods at the contractual point of delivery. Sales representatives generally do not offer products that compete directly with our products, but may carry complementary items manufactured by others. Representatives do not maintain a product inventory. Their customers place large quantity orders directly with us and are referred to distributors for smaller orders.

At the request of certain of our customers, we also sell and deliver our products to EMS, which, on a contractual basis with our customers, incorporate our products into the application-specific products they manufacture for our customers. Certain customers require us to hold inventory on consignment in their hubs and only purchase inventory when they require it for their own production. This may lead to delays in recognizing revenues, as revenue recognition will occur, within a specific period of time, at the actual withdrawal of the products from the consignment inventory, at the customer’s option.

We recently announced the reorganization of our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share. The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

o	Europe, Middle East and Africa Region led by Paul Grimme;

o	Americas Region led by Bob Krysiak;

o	Greater China-South Asia Region led by Francois Guibert; and

o	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

o	Europe Major Accounts led by Paul Grimme; and

o	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage. In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

3.2.2.6.        Research and Development in the area of new products

We believe that research and development (“R&D”) is critical to our success. The main R&D challenge we face is to continually increase the functionality, speed and cost-effectiveness of our semiconductor devices, while ensuring that technological developments translate into profitable commercial products as quickly as possible.

We are market driven in our R&D and focused on leading-edge products and technologies developed in close collaboration with strategic alliance partners, leading universities and research institutions, key customers, leading EDA vendors and global equipment manufacturers working at the cutting edge of their own markets. In addition, we have a technology council comprised of fifteen leading experts to review, evaluate and advise us on the competitive landscape. Front-end manufacturing and technology R&D, while being under the same organization, are thereby ensuring a smooth flow of information between the R&D and manufacturing organizations. We manage our R&D projects by technology and by product segment. The relevant R&D expenses are allocated to the product segments on the basis of the estimated efforts. In 2011, the total amount of R&D recognized in the income statement was $2,338 million (2010: 2,151 million) of which $448 million (2010: $290 million) have been recognized in “Cost of Sales” as amortization and impairment of capitalized development costs.

We devote significant effort to R&D because semiconductor manufacturers face immense pressure to be the first to make breakthroughs that can be leveraged into competitive advantages; new developments in semiconductor technology can make end products significantly cheaper, smaller, faster, more reliable and embedded with more functionalities than their predecessors and enable, through their timely appearance on the market, significant value creation opportunities.

To ensure that new technologies can be exploited in commercial products as quickly as possible, an integral part of our R&D philosophy is concurrent engineering, meaning that new fabrication processes and the tools needed to exploit them are developed simultaneously. Typically, these include not only EDA software, but also cell libraries that allow access to our rich IP portfolio and a demonstrator product suitable for subsequent commercialization. In this way, when a new process is delivered to our product segments or made available to external customers, they are more able to develop commercial products immediately.

In the same spirit, we develop, in a concurrent engineering mode, a complete portfolio of Analog and RF IP. The new generation of products now mixes Analog and Digital IP Blocks, and even complex RF solutions, high performance data converters and high-speed data transmission ports. Our R&D design centers located in France and Asia have been specialized in the development of these functions, offering a significant advantage for us in quickly and cost effectively introducing products in the consumer and wireless market. Our advanced R&D centers are strategically located around the world, including in France, Italy, Belgium, Canada, China, India, Singapore, Sweden, the United Kingdom and the United States.

In 2008, we entered into an R&D alliance with the ISDA to develop leading edge core CMOS technologies at 32/28-nm and 22/20-nm nodes. This alliance is set to expire at the end of 2012. We are also working with the CEA Leti to develop derivative technologies from our technology portfolio. In this context, five strategic objectives have been established:

•
Accelerate the development and the number of differentiated technologies for SoC so as to be able to supply amongst the world’s leading prototypes ICs, thereby develop a strategy of advanced differentiated products.

•	Develop libraries and perform transversal R&D on the methods and tools necessary to develop complex ICs using these technologies.

•	Provide Crolles 300-mm operation with competitive leading edge technologies.

•	Perform advanced technology research linked to the conception of CMOS nano electric functionalities advanced devices on 300-mm wafers.

•	Pervade local, national and European territories, taking advantage of nano-electronic diffusion technologies to further promote innovation in various application sectors.

In 2009, we entered into a framework agreement with the French Ministry of Economy, Industry and Employment for the “Nano2012” Research and Development program. This alliance is set to expire at the end of 2012. In addition, our manufacturing facility in Crolles, France houses a R&D center that is operated in the legal form of a French groupement d’intérêt économique named Centre Commun de Microelectronique de Crolles. Laboratoire d’Electronique de Technologie d’Instrumentation, a research laboratory of CEA (one of our indirect shareholders), is our partner.

There can be no assurance that we will be able to develop future technologies and commercially implement them on satisfactory terms, or that our alliances will allow the successful development of state-of-the-art core or derivative CMOS technologies on satisfactory terms. Our R&D efforts are increasingly expensive and dependent on alliances, and our business, results of operations and prospects could be materially adversely affected by the failure or termination of such alliances, or failure to find new partners and/or to develop new process technologies and products.

The R2 activity in Agrate encompasses prototyping, pilot and volume production of the newly developed technologies with the objective of accelerating process industrialization and time-to-market for Smart Power affiliation (BCD), including on SOI, High Voltage CMOS and MEMS. It is the result of an ongoing cooperation under a consortium agreement with Micron Technologies. Our R&D center in Greater Noida, India provides necessary support to the Group’s design activities worldwide and hosts R&D activities focused on software development and core libraries development, with a strong emphasis on system solutions. The fundamental mission of our Advanced Systems Technology (“AST”) organization is to create system knowledge that supports our SoC development. AST’s objective is to develop the advanced architectures that will drive key strategic applications, including digital consumer, wireless communications, computer peripherals and Smartcards, as well as the broad range of emerging automotive applications such as car multi-media. AST’s challenge is to combine the expertise and expectations of our customers, industrial and academic partners, our central R&D teams and product segments to create a cohesive, practical vision that defines the hardware, software and system integration knowledge that we will need in the next three to five years and the strategies required to master them.

All of these worldwide activities create new ideas and innovations that enrich our portfolio of IP and enhance our ability to provide our customers with winning solutions. Furthermore, an array of important strategic customer alliances ensures that our R&D activities closely track the changing needs of the industry, while a network of partnerships with universities and research institutes around the world ensures that we have access to leading-edge from all corners of the world. We also play leadership roles in numerous projects running under the European Union’s IST (Information Society Technologies) programs. We actively participate in these programs and continue collaborative R&D efforts such as the CATRENE, ARTEMIS and ENIAC programs.

Finally, we believe that platforms are the answer to the growing need for full system integration, as customers require from their silicon suppliers not just chips, but an optimized combination of hardware and software. Our world-class engineers and designers are currently developing platforms we selected to spearhead our future growth in some of the fastest developing markets of the microelectronics industry. The platforms include the application processors and integrated modem, set-top boxes/integrated digital TV, which include high definition and 3-D capability, and in the area of computer peripherals, the SPEAr™ family of reconfigurable SoC ICs for printers and related applications.

3.2.2.7.        Property, Plants and Equipment

We currently operate 14 main manufacturing sites around the world; our Phoenix, Arizona site was sold in the first half of 2011. Front-end manufacturing facilities are fabs and back-end facilities are assembly, packaging and final testing plants. At the end of 2011, our front-end facilities had a total maximum capacity of approximately 140,000 200-mm equivalent wafer starts per week. The number of wafer starts per week varies from facility to facility and from period to period as a result of changes in product mix. Our advanced 300-mm wafer pilot-line fabrication facility in Crolles, France had an installed capacity of 3,700 wafers per week at the end of 2011, and we plan to increase production to up to approximately 4,500 wafers per week as required by market conditions and within the framework of our R&D Nano 2012 program.

We own all of our manufacturing facilities, except Crolles2, France, which is the subject of leases for the building shell and some equipment that represents overall a small percentage of total assets.

Our manufacturing processes are highly complex, require technologically advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities or other difficulties in the manufacturing process can lower yields, interrupt production or result in losses of products in process. As system complexity has increased and sub-micron technology has become more advanced, manufacturing tolerances have been reduced and requirements for precision and excellence have become even more demanding. Although our increased manufacturing efficiency has been an important factor in our improved results of operations, we have from time to time experienced production difficulties that have caused delivery delays and quality control problems, as is common in the semiconductor industry.

In the second part of 2011, we experienced a slowing down of the demand driven by inventory correction dynamics common to all market segments. This has triggered the same phenomenon to us and, as a consequence, our fabs and plants underwent an important reduction of their loading with respect to the installed capacity, capital expenditures have been reduced as well to match with the new profile of the business in the second half of 2011. No assurance can be given that we will be able to increase manufacturing efficiencies in the future to the same extent as in the past, or that we will not experience production difficulties and/or unsaturation in the future.

In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in ramping up production at new facilities or effecting transitions to new manufacturing processes and, consequently, have suffered delays in product deliveries or reduced yields. There can be no assurance that we will not experience manufacturing problems in achieving acceptable yields, product delivery delays or interruptions in production in the future as a result of, among other things, capacity constraints, production bottlenecks, construction delays, equipment failure or maintenance, ramping up production at new facilities, upgrading or expanding existing facilities, changing our process technologies, or contamination or fires, storms, earthquakes or other acts of nature, any of which could result in a loss of future revenues. In addition, the development of larger fabrication facilities that require state-of-the-art sub-micron technology and larger-sized wafers has increased the potential for losses associated with production difficulties, imperfections or other causes of defects. In the event of an incident leading to an interruption of production at a fab, we may not be able to shift production to other facilities on a timely basis, or our customers may decide to purchase products from other suppliers, and, in either case, the loss of revenues and the impact on our relationship with our customers could be significant. Our operating results could also be adversely affected by the increase in our fixed costs and operating expenses related to increases in production capacity if revenues do not increase commensurately. Finally, in periods of high demand, we increase our reliance on external contractors for foundry and back-end service. Any failure to perform by such subcontractors could impact our relationship with our customers and could materially affect our results of operations.

3.2.2.8.         Intellectual property

IP rights that apply to our various products include patents, copyrights, trade secrets, trademarks and mask work rights. A mask work is the two- or three-dimensional layout of an integrated circuit. Including patents and pending patent applications owned by us and our affiliate ST-Ericsson, we currently own over 21,000 patents and pending patent applications, including 752 filed in 2011, which have been registered in multiple countries around the world and correspond to about 11,000 patent families (each patent family containing all patents originating from the same invention).

Our success depends in part on our ability to obtain patents, licenses and other IP rights covering our products and their design and manufacturing processes. To that end, we intend to continue to seek patents on our innovations in our circuit designs, manufacturing processes, packaging technology and system applications as well as on industry standards and other inventions. The process of seeking patent protection can be long and expensive, and there can be no assurance that patents will issue from currently pending or future applications or that, if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. In addition, effective copyright and trade-secret protection may be unavailable or limited in certain countries. Competitors may also develop technologies that are protected by patents and other IP rights and therefore such technologies may be unavailable to us or available to us subject to adverse terms and conditions. Management believes that our IP represents valuable assets and intends to protect our investment in technology by enforcing all of our IP rights. We have also set up a dedicated team actively seeking to optimize the value from our IP portfolio by the licensing of our design technology and other IP, including patents. We have used our patent portfolio to enter into several broad patent cross-licenses with several major semiconductor companies enabling us to design, manufacture and sell semiconductor products without fear of infringing patents held by such companies, and intend to continue to use our patent portfolio to enter into such patent cross-licensing agreements with industry participants on favorable terms and conditions. As our sales increase compared to those of our competitors, the strength of our patent portfolio may not be sufficient to guarantee the conclusion or renewal of broad patent cross-licenses on terms which do not affect our results of operations.

Furthermore, as a result of litigation, or to address our business needs, we may be required to take a license to third-party IP rights upon economically unfavorable terms and conditions, and possibly pay damages for prior use, and/or face an injunction or exclusion order, all of which could have a material adverse effect on our results of operations and ability to compete.

From time to time, we are involved in IP litigation and infringement claims. In the event a third-party IP claim were to prevail, our operations may be interrupted and we may incur costs and damages, which could have a material adverse effect on our results of operations, cash flow and financial condition.

Finally, we have received from time to time, and may in the future receive communications from competitors or other third parties alleging infringement of certain patents and other IP rights of others, which have been and may in the future be followed by litigation. Regardless of the validity or the successful assertion of such claims, we may incur significant costs with respect to the defense thereof, which could have a material adverse effect on our results of operations, cash flow or financial condition.

3.2.2.9.         Backlog

Our sales are made primarily pursuant to standard purchase orders that are generally booked from one to twelve months in advance of delivery. Quantities actually purchased by customers, as well as prices, are subject to variations between booking and delivery and, in some cases, to cancellation due to changes in customer needs or industry conditions. During periods of economic slowdown and/or industry overcapacity and/or declining selling prices, customer orders are not generally made far in advance of the scheduled shipment date. Such reduced lead time can reduce management’s ability to forecast production levels and revenues. When the economy rebounds, our customers may strongly increase their demands, which can result in capacity constraints due to our inability to match manufacturing capacity with such demand.

We also sell certain products to key customers pursuant to frame contracts. Frame contracts are annual contracts with customers setting forth quantities and prices on specific products that may be ordered in the future. These contracts allow us to schedule production capacity in advance and allow customers to manage their inventory levels consistent with just-in-time principles while shortening the cycle times required to produce ordered products. Orders under frame contracts are also subject to a high degree of volatility, because they reflect expected market conditions which may or may not materialize. Thus, they are subject to risks of price reduction, order cancellation and modifications as to quantities actually ordered resulting in inventory build-ups.

Furthermore, developing industry trends, including customers’ use of outsourcing and their deployment of new and revised supply chain models, may reduce our ability to forecast changes in customer demand and may increase our financial requirements in terms of capital expenditures and inventory levels.

We entered 2011 with a backlog significantly higher compared to 2010, following the strong rebound registered in the semiconductor industry in the second half of 2010. During 2011, our backlog declined, in particular in the second half, reflecting a difficult industry environment and a decrease in demand in our Wireless segment, which resulted in a significant decline of our order inflows. As a result of these difficult conditions, we entered 2012 with a backlog significantly lower than we had entering 2011.

3.2.2.10.        Competition

Markets for our products are intensely competitive. While only a few companies compete with us in all of our product lines, we face significant competition in each of our product lines. We compete with major international semiconductor companies. Smaller niche companies are also increasing their participation in the semiconductor market, and semiconductor foundry companies have expanded significantly, particularly in Asia. Competitors include manufacturers of standard semiconductors, ASICs and fully customized ICs, including both chip and board-level products, as well as customers who develop their own IC products and foundry operations. Some of our competitors are also our customers.

The primary international semiconductor companies that compete with us include Analog Devices, Atmel, Avago, Broadcom, Fairchild Semiconductor, Freescale Semiconductor, Infineon, Intel, International Rectifier, Invensense, Linear Technology, LSI Logic, Marvell, Maxim, MediaTek, Microchip Technology, Mstar, NXP Semiconductors, ON Semiconductor, Qualcomm, Renesas, ROHM Semiconductor, Samsung, Texas Instruments, Toshiba, TSMC and Vishay.

We compete in different product lines to various degrees on the basis of price, technical performance, product features, product system compatibility, customized design, availability, quality and sales and technical support. In particular, standard products may involve greater risk of competitive pricing, inventory imbalances and severe market fluctuations than differentiated products. Our ability to compete successfully depends on elements both within and outside of our control, including successful and timely development of new products and manufacturing processes, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends.

3.2.2.11.        Public Funding

We participate in certain programs established by the EU, individual countries and local authorities in Europe (principally France and Italy). Such funding is generally provided to encourage R&D activities and capital investment, industrialization and the economic development of underdeveloped regions. These programs are partially supported by direct funding, tax credits and specific loans (low-interest financing). Public funding in France, Italy and Europe generally is open to all companies, regardless of their ownership or country of incorporation. The EU has developed model contracts for R&D funding that require beneficiaries to disclose the results to third parties on reasonable terms. As disclosed, the conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results.

Some of our R&D government funding contracts involve advance payments that require us to justify our expenses after receipt of funds. Certain specific contracts (Crolles, Grenoble, Rousset, France and Catania, Italy) contain obligations to maintain a minimum level of employment and investment during a certain amount of time. There could be penalties (i.e., a partial refund due to the government) if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations. The main programs for R&D in which we are involved include: (i) the Eureka CATRENE cooperative R&D program (Cluster for Application and Technology Research in Europe on NanoElectronics); (ii) EU R&D projects with FP7 (Seventh Frame Program) for Information and Communication Technology; (iii) European Joint Technology Initiatives such as ENIA (European Nanoelectronics Initiative) and ARTEMIS (Embedded Computing Systems Initiative) operated by a Joint Undertaking formed by the European Union, member states and industry; and (iv) national or regional programs for R&D and for industrialization in the electronics industries involving many companies and laboratories. The pan-European programs cover a period of several years, while national or regional programs in France and Italy are subject mostly to annual budget appropriation.

Due to changes in legislation and/or review by the competent administrative or judicial bodies, there can be no assurance that government funding granted to us may not be revoked or challenged or discontinued in whole or in part, by any competent state or European authority, until the legal time period for challenging or revoking such funding has fully lapsed.

In 2006, the EU Commission allowed the modification of the conditions of a grant pertaining to the building, facilitation and equipment of our facility in Catania, Italy (the “M6 Plant”). Following this decision, the authorized timeframe for completion of the project was extended and the Italian government was authorized to allocate €446 million, out of the €542 million grants originally authorized, for the completion of the M6 Plant if we made a further investment of €1,700 million between January 1, 2006 through the end of 2009. On the basis of the investments actually realized during the period, we recorded an amount of approximately €78 million as funding for capital investment of which approximately €44 million has been received to date. The M6 Plant and the Contratto di programma have been transferred to Numonyx, which would benefit from future M6 grants linked to the completion of the M6 Plant and assume related responsibilities.

Under a Memorandum of Understanding dated July 30, 2009, a revision of the Contratto di Programma was foreseen, replacing the M6 plant investment by two separate projects, one related to Numonyx R&D activities in its Italian sites and the second to the finalization of the announced joint venture in the photovoltaic field by us with Enel and Sharp. In particular, as part of the joint venture in the photovoltaic field with Enel and Sharp, we reacquired the M6 plant from Numonyx and contributed to the new joint venture 3Sun, which in turn was making the necessary investments to convert industrial destination of M6 from production of memories semiconductors to production of photovoltaic panels up to a capacity of 240 MW/year. On July 22, 2010, CIPE (Comitato Interministeriale Programmazione Economica) approved the first step of the 3Sun project granting €49 million in funding and formal approval by the European Commission was received on April 5, 2011.

On September 13, 2011, a monitoring of M6 investment and the related benefits was launched by the European Commission, requesting information about the status and the ownership of the benefits of the M6 investment during the period 2001-2006. The Italian authorities provided detailed feedback on October 7, 2011, including the history of the investment made and the motivation of the state aid granted. The European Commission requested further information from the Italian authorities on January 19, 2012, about the formal interpretation related to the definition of “investment activation” and its application to the M6 case. In the event of an adverse determination by the European Commission, we could be required to refund all or a portion of the public funding previously received in connection with the M6 Plant.

3.2.2.12.        Suppliers

We use three main critical types of suppliers in our business: equipment suppliers, raw material suppliers and external subcontractors. In the front-end process, we use steppers, scanners, tracking equipment, strippers, chemo-mechanical polishing equipment, cleaners, inspection equipment, etchers, physical and chemical vapor-deposition equipment, implanters, furnaces, testers, probers and other specialized equipment. The manufacturing tools that we use in the back-end process include bonders, burn-in ovens, testers and other specialized equipment. The quality and technology of equipment used in the IC manufacturing process defines the limits of our technology. Demand for increasingly smaller chip structures means that semiconductor producers must quickly incorporate the latest advances in process technology to remain competitive. Advances in process technology cannot be brought about without commensurate advances in equipment technology, and equipment costs tend to increase as the equipment becomes more sophisticated.

Our manufacturing processes use many raw materials, including silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases. The prices of many of these raw materials are volatile. We obtain our raw materials and supplies from diverse sources on a just-in-time basis. Although supplies for the raw materials used by us are currently adequate, shortages could occur in various essential materials due to interruption of supply or increased demand in the industry.

Finally, we also use external subcontractors to outsource wafer manufacturing and assembly and testing of finished products.

3.2.2.13.        Environmental Matters

Our manufacturing operations use many chemicals, gases and other hazardous substances, and we are subject to a variety of evolving environmental and health and safety regulations related, among other things, to the use, storage, discharge and disposal of such chemicals and gases and other hazardous substances, emissions and wastes, as well as the investigation and remediation of soil and ground water contamination. In most jurisdictions in which we operate, we must obtain permits, licenses and other forms of authorization, or give prior notification, in order to operate. Because a large portion of our manufacturing activities are located in the EU, we are subject to European Commission regulation on environmental protection, as well as regulations of the other jurisdictions where we have operations.

Consistent with our Principles of Sustainable Excellence (“PSE”), we have established proactive environmental policies with respect to the handling of chemicals, gases, emissions and waste disposals from our manufacturing operations, and we have not suffered material environmental claims in the past. We believe that our activities comply with presently applicable environmental regulations in all material respects. We have engaged outside consultants to audit all of our environmental activities and created environmental management teams, information systems and training. We have also instituted environmental control procedures for processes used by us as well as our suppliers. As a company, we have been certified to be in compliance with the quality standard ISO9001:2008 and with the technical specification ISO/TS16949:2009, and with the environmental standards ISO14001 and the European EMAS (Eco Management and Audit Scheme).

3.2.3. 2011 Key announcements

On March 15, 2011, we announced new appointments to our executive management team. Fabio Gualandris rejoined us as Corporate Vice President, Director Product Quality Excellence. Gualandris took the position previously held by Georges Auguste, who has been appointed Executive Vice President, Packaging & Test Manufacturing (PTM). Claudia Levo joined us as Corporate Vice President, Communication, reporting to Carlo Ferro. In addition to the new appointments, we also announced a dedicated organization to investigate new areas of potential strategic interest for our Company, including possible investments in start-up companies that develop emerging technologies, products and services related to our business goals. Loic Lietar, Executive Vice President, New Ventures, manages this new activity. Philippe Lambinet has taken responsibility for the strategic functions formerly managed by Lietar, including Strategic Planning and Corporate Business Development. Lambinet manages these activities in addition to his current role as Senior Executive Vice President.

On March 30, 2011, the French Fonds Stratégique d’Investissement (“FSI”) acquired Areva’s indirect interest in STMicroelectronics N.V., representing 10.9% of STMicroelectronics N.V.’s share capital (through the acquisition of Areva’s stake in FT1CI), at a price of €7.00 per share for a total of €695 million and signed a deed of adherence to the shareholders’ agreement relating to ST Holding NV.

Our Annual General Meeting of Shareholders was held on May 3, 2011 in Amsterdam and the following (main) decisions were adopted by our shareholders’ meeting:

•	The reappointment of Mr. Carlo Bozotti as the sole member of the Managing Board and our President and Chief Executive Officer for a three-year term expiring at the 2014 Annual General Meeting;

•	The reappointment for a three-year term, expiring at the 2014 Annual General Meeting, for the following members of the Supervisory Board: Mr. Didier Lombard, Mr. Bruno Steve and Mr. Tom de Waard;

•
The appointment of Messrs. Jean d’Arthuys, Jean-Georges Malcor and Alessandro Rivera as new members of the Supervisory Board for a three-year term, expiring at the 2014 Annual General Meeting, in replacement of Messrs. Gerald Arbola and Antonino Turicchi, whose mandates expired at the 2011 Annual General Meeting, and of Mr. Didier Lamouche, who resigned in October 2010;

•	The adoption of our 2010 annual accounts reported in accordance with International Financial Reporting Standards, as adopted in the European Union (IFRS);

•
The distribution of a cash dividend of US$0.40 per share, to be paid in four equal quarterly installments in May, August and December 2011 and February 2012 to shareholders of record in the month of each quarterly payment;

•
The reappointment of PricewaterhouseCoopers Accountants N.V. as our external auditors for a three-year term effective as of our 2011 Annual General Meeting to expire at the end of our 2014 Annual General Meeting;

•
The delegation to our Supervisory Board, for 3 years as of April 25, 2012, of the authority to issue new shares, to grant rights to subscribe for new shares and to limit and/or exclude existing shareholders’ pre-emptive rights;

•	The authorization to our Managing Board, for 18 months as of May 3, 2011, to repurchase our shares, subject to the approval of our Supervisory Board.

Following the Annual General Meeting, the Supervisory Board appointed Mr. Didier Lombard as the Chairman of the Supervisory Board and Mr. Bruno Steve as the Vice-Chairman, respectively, for a three-year term ending in 2014.

On May 31, 2011, we announced the publication of our 2010 Sustainability Report. The report provides comprehensive information about our sustainability strategy, policies and performance during 2010 and describes how we incorporate sustainability into our business practices to create value for all of our stakeholders. Key commitments and achievements include a record safety performance that puts us among the worldwide leaders in this field and a commitment to have 100% of our products eco-designed by 2015.

On June 9, 2011, we received cash proceeds of $356.8 million from Credit Suisse as the full and final payment for the settlement of all outstanding litigation concerning auction rate securities (“ARS”). This amount fully covers all losses and costs associated with the litigation. We booked a pre-tax gain of approximately $329 million in the second quarter of 2011 as a result of the settlement.

On July 8, 2011, the photovoltaic panels factory run by 3Sun, the equal share joint venture between Enel Green Power, Sharp and us, was inaugurated in Catania, Italy.

On October 21, 2011, we announced a new product group structure which was finalized on February 20, 2012, as described below.

On November 3, 2011, the Supervisory Board approved a plan to reorganize our corporate structure, focusing our activities as a holding company. A new Dutch company, wholly owned by us, was established, with effect from January 1, 2012, acting exclusively through a Swiss branch, to operate our business activities based in Geneva, Switzerland. We will continue to hold all of our group’s investments in affiliates and our existing Swiss branch will continue to run our group’s treasury activities. Additionally, under the new tax treaty between Switzerland and The Netherlands, which became effective on January 1, 2012, we became a full Dutch tax resident and the new Dutch company qualifies as a Swiss tax resident.

Effective December 1, 2011, Didier Lamouche, Chief Operating Officer, assumed the role of President and CEO of ST-Ericsson. In view of this, Mr. Lamouche suspended his operational responsibilities in the Company and consequently, reporting lines in the Corporate Staff changed as follows:

•	Sales and Marketing: effective December 1, 2011, the Regional Sales and Marketing organizations report to Mr. Bozotti;

•
Manufacturing & Technology R&D: effective December 1, 2011, Jean-Marc Chery took on the responsibility for Manufacturing & Technology R&D, reporting to Mr. Bozotti, with Front-End Manufacturing, led by Orio Bellezza, Packaging & Test Manufacturing, led by Georges Auguste, Product Quality Excellence, led by Fabio Gualandris and Information Technology, led by Stephane Delivre reporting to him; and

•	Infrastructure & Services: effective December 1, 2011, Otto Kosgalwies took on the responsibility for Infrastructure & Services, reporting to Carlo Ferro.

On December 15, 2011, we launched our corporate venture capital fund (“ST New Ventures”). The increasing importance of the semiconductor has led us to create a venture fund which will invest in technology, product and service start-up companies to understand in advance emerging markets for which semiconductors are key. Healthcare, Cleantech and Smart Infrastructure are among the main areas of focus. In addition to financial investment, ST New Ventures will bring to its portfolio companies a deep understanding of the semiconductor industry — from technology to products, manufacturing and markets worldwide — and the experience of how semiconductors can enable new applications. The fund will co-invest with financial and corporate venture capitalists and has been designed accordingly. ST New Ventures is a fully owned subsidiary headquartered in Geneva, Switzerland, led by Loic Lietar, Managing Director, reporting to Philippe Lambinet.

On January 27, 2012, we announced that we were reorganizing our Sales & Marketing organization with the primary objectives to accelerate sales growth and gain market share. The changes have been designed along three key drivers:

•	Strengthening the effectiveness of the development of global accounts;

•	Boosting demand creation through an enhanced focus on the geographical coverage; and

•	Establishing marketing organizations in the Regions fully aligned with the Product Groups.

Our Sales and Marketing organization is structured in six units:

•	Four Regional Sales Organizations, all with a very similar structure to enhance coordination in the go-to-market activities and all strongly focused on accelerated growth:

o	Europe, Middle East and Africa Region led by Paul Grimme;

o	Americas Region led by Bob Krysiak;

o	Greater China-South Asia Region led by Francois Guibert; and

o	Japan-Korea Region led by Marco Cassis.

•	Two Major Accounts units for our established global customers aimed at the further development of the business relationship between us and those clients:

o	Europe Major Accounts led by Paul Grimme; and

o	Americas Major Accounts led by Bob Krysiak.

In each of the four regions, the existing sales organization by market segment is replaced by a new sales organization based on a combination of country/area coverage and key accounts coverage.

In particular, in addition to the above major accounts, about forty accounts will be managed globally by key account managers who will be responsible for the total sales generated worldwide, regardless of the channel and the geography. The main criteria for the selection of these accounts are their growth potential, the size of their transnational business and the geographical dispersion of their R&D activities.

On February 20, 2012, we announced that Carlo Ferro, Chief Financial Officer, has accepted to focus on the turnaround of ST-Ericsson as chief operating officer of the company. Mario Arlati, ST’s chief accounting officer and head of corporate external reporting, has been appointed Chief Financial Officer while Carlo Ferro is assigned to ST-Ericsson. Corporate External Communications and Investor Relations, led by Claudia Levo and Tait Sorensen, respectively, now report to Philippe Lambinet, head of the Strategy Office and newly created Digital Sector. With the increased responsibilities of Philippe Lambinet, we announced that we were reorganizing the Digital Sector as follows: the newly-formed Digital Convergence Group (DCG), encompassing all CMOS-based products, both ASIC and Application Processor Platforms and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group (IBP). Effective January 1, 2012, the Products Groups are divided as follows:

•	The Automotive Product Group, led by the newly appointed Corporate Vice President Marco Monti;

•
The Digital Sector, led by Philippe Lambinet which consists of two Product Groups: the Digital Convergence Group, led by Gian Luca Bertino and the Imaging, Bi-CMOS ASIC and Silicon Photonics Group, led by Eric Aussedat; and

•
The Industrial & Multisegment Sector, led by Carmelo Papa which consists of three Product Groups: Industrial & Power Discretes, led by Carmelo Papa, Microcontrollers, Memories & Secure MCUs, led by Claude Dardanne and Analog, MEMS & Sensors, led by Benedetto Vigna.

Giuseppe Notarnicola will maintain his role as head of Corporate Treasury and Otto Kosgalwies will lead the Corporate Infrastructure and Services, both directly reporting to Carlo Bozotti.

3.2.4. Business and financial outlook for 2012

Based on current visibility, we believe bookings have bottomed. Looking to the first months of 2012, billings should also bottom out as we see stronger than seasonal billings for our wholly owned businesses offset by a very significantly weaker revenue performance from ST-Ericsson.

Preliminary industry analysts’ forecasts indicate that the overall semiconductor market should stabilize in 2012. For us, we see the opportunity to continue to grow in selected markets during 2012 but we remain concerned about the macro-economic uncertainty. Consequently, we plan in the near-term to continue to maintain reduced levels of loading at our facilities. We will continue to focus on capital management, taking a prudent approach with respect to inventory levels and capital investments, with the goal of maintaining and expanding our free cash flow. In addition, we are continuing to bring to market new innovative products to drive market share gains.

The increase in demand that we have broadly faced across all end markets in 2010 required the acceleration of our 2011 capex spending in order to adapt our supply capability to this increasing level of demand. In the second part of 2011, the semiconductor market experienced a demand reduction and inventory correction, which have driven a slowdown of our capital spending. Based on current visibility on demand, we anticipate our capex to remain at a low level in the first half 2012 and to be adjusted based on demand thereafter. The most significant of our 2012 capital expenditure projects are expected to be: (a) for the front-end facilities: (i) in our 300-mm fab in Crolles, technology evolution to introduce the capability for 20-nm processes, and mix evolution to support the production ramp up of the most advanced technologies, reaching a capacity of 3,800 wafers per week by mid-year; (ii) capacity optimizations on proprietary technologies in our 200-mm fabs in Italy to support demand evolution; (iii) selective programs of mix evolution in our 200-mm fabs, mainly in the fabs of Crolles and Rousset; and (iv) quality, safety, security and maintenance in both 150-mm and 200-mm front-end fabs; (b) for the back-end facilities, capital expenditures will mainly be dedicated to: (i) capacity growth on strategic package families, mainly in the area of MEMS to sustain market demand; (ii) further consolidation of our presence in China (Longgang and Shenzhen), in Muar (Malaysia) and in Calamba (Philippines); (iii) modernization of package lines (copper bonding vs. gold bonding and increase in lead frame density); and (iv) specific investments in the areas of quality, environment and energy saving; and (c) an overall capacity adjustment in final testing and wafers probing (EWS) for all product lines.

We will continue to monitor our level of capital spending by taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and in addition we intend to continue to devote a substantial portion of our net revenues to R&D and to continue to support ST-Ericsson towards its expected recovery. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures plans for expending/upgrading our production facilities, our working capital requirements, our R&D and industrialization costs.

On February 23, 2012, holders were able to call for the redemption of our outstanding 2016 Convertible Bonds, which occurred for 190,131 bonds, for an amount of $208 million. The residual amount outstanding after the exercise was $11 million, which can be exercised upon a change of control or on February 23, 2014 for an amount of $12 million. The 2016 Convertible Bonds outstanding as of February 23, 2012 may also be redeemed for cash at principal amount at issuance plus accumulated gross yield, at our option, before maturity, in whole but not in part, at any time that, as a consequence of the exercise of conversion rights, redemptions and/or purchases, 10% or less of the original aggregate principal amount of the Convertible Bonds remains outstanding. Our right to redeem under this provision is in addition to and is in no way intended to limit our other rights under the indenture including our right to redeem the Convertible Bonds in other circumstances. In the event we elect to redeem the Convertible Bonds we will do so at the then applicable redemption price, which will be equal to the principal amount at issuance plus the accumulated gross yield to the date of the redemption.

Furthermore, there may be a need to provide additional financing by the parent companies of the ST-Ericsson joint venture.

We believe that we have the financial resources needed to meet our business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, dividend payments and the repayment of our debts in line with their maturity dates. We may use some of our available cash to repurchase a portion of our outstanding debt securities, including possibly our 2016 Convertible Bonds and 2013 Senior Bonds, should market conditions permit.

3.2.5. Liquidity and financial position

We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During 2011, the evolution of our cash flow produced an increase in our cash and cash equivalents of $20 million, generated by net cash from operating activities.

The evolution of our cash flow for each period is as follows:

In millions of USD	2011	2010
Net cash from operating activities	1,451	2,322
Net cash used in investing activities	(832)	(1,029)
Net cash used in financing activities	(555)	(901)
Effect of change in exchange rates	(44)	(88)
Net cash increase	20	304

Net cash from operating activities

The net cash from operating activities in 2011 was $1,451 million decreasing compared to the prior year period following the deterioration of our financial results. Net cash from operating activities is the sum of (i) the net result adjusted for certain non-cash items and (ii) changes in assets and liabilities.

Net result adjusted for non-cash items generated $1,498 million of cash in 2011 compared to $2,117 million in the prior year period, mainly due to the deteriorated operating results.

Changes in assets and liabilities used cash for $47 million in 2011, compared to $205 million of cash generated in the prior year. The main variation in both years is related to trade payables, which registered a favorable change in 2010 associated with ramp up of our activities, while it shows a negative change in 2011. The inventory registered a negative variation of $60 million in 2011, while it was negative by $252 million in 2010. Furthermore 2011 also included a favorable net cash impact of $144 million, deriving from the sales, with no recourse, of trade and other receivables, mainly done by ST-Ericsson, while the same impact in 2010 was $166 million.

Net cash used in investing activities

Investing activities used $832 million of cash in 2011, mainly related to payments for purchase of tangible assets which totaled $1,258 million, significantly higher than the $1,034 million registered in 2010, as we completed the planned upgrading of our manufacturing capacity. Investing activities used also cash for investment in intangible and financial assets for $656 million of which the largest part is due to capitalization of development costs. This was partially offset by the proceeds of $466 million, net of purchase, from the sale of marketable securities, the proceeds of $350 million from the settlement of non-current available-for-sale financial investments and net proceeds of $195 million from sale of share received on investment divestiture.

Net cash used in financing activities

Net cash used in financing activities was $555 million in 2011, largely below the $901 million used in 2010, mainly due to the lower cash used for the buyback of part of our outstanding bonds and for the repayment of our long-term debt. Moreover, the financing activities in 2011 benefited from $333 million proceeds from short-term borrowings from our partner in ST-Ericsson joint venture. On the other hand, the financing activities in 2011 included $327 million as dividends paid to shareholders, compared to $212 million paid in 2010.

Financial position

As at December 31, 2011, our total financial resources amounted to $2,333 million and were comprised mainly of:

•	$1,912 million of cash and cash equivalents

•	$100 million invested in Aaa U.S. treasury bills,

•	$81 million invested in A2 Italian treasury bills,

•
$205 million invested in senior debt floating rate notes issued by primary financial institutions with a minimum average rating of A2/A from Moody’s and Standard & Poor’s (with the only exception of the Lehman Brothers senior unsecured bonds). Both the treasury bills and the Floating Rate Notes are reported at fair value,

•	$27 million invested in fixed rate debt securities, and

•	$8 million in restricted cash.

At December 31, 2011, the aggregate amount of our interest bearing loans and borrowings, including the current portion, was $1,577 million, which included:

•	$190 million of our 2016 Convertible Bonds

•	$453 million of our 2013 Senior Bonds (corresponding to €500 million at issuance),

•	$466 million in European Investment Bank loans (the “EIB Loans”),

•	$10 million in loans from other funding programs,

•	$51 million of finance leases,

•	$400 million of short-term borrowings related to ST-Ericsson, and

•	$7 million bank overdraft

The EIB Loans represent two committed credit facilities as part of R&D funding programs. The first, for R&D in France, was drawn in U.S. dollars, between December 2006 and February 2008, for a total amount of $341 million, of which $147 million had been paid back as at December 31, 2011. The second for R&D projects in Italy, was drawn in U.S. dollars, between August and October 2008, for a total amount of $380 million, out of which $108 million had been paid back as of December 31, 2011. Additionally, we had unutilized committed medium-term credit facilities with core relationship banks of about $487 million. At December 31, 2011, the amounts available under the short-term lines of credit were unutilized. In 2010 we signed with the European Investment Bank a €350 million multi-currency loan to support our industrial and R&D programs, which is currently undrawn.

In 2010, we granted, together with Ericsson, a $200 million committed facility to ST-Ericsson SA, extended to $500 million in April 2011. Our Supervisory Board approved an extension up to an overall amount of $800 million, out of which $400 million funded by us. As of December 31, 2011, $800 million ($400 million for each parent) was utilized. In January 2012, we and Ericsson extended the committed facility to fund ST-Ericsson SA to the level of $1.1 billion. Withdrawals on the facility are subject to approval by the parent companies at ST-Ericsson’s Board of Directors.

Our long-term capital market financing instruments contain standard covenants, but do not impose minimum financial ratios or similar obligations on us. Upon a change of control, the holders of our 2016 Convertible Bonds and 2013 Senior Bonds may require us to repurchase all or a portion of such holder’s bonds.

In February 2006, we issued $1,131 million principal amount at maturity zero coupon senior convertible bonds due in February 2016. The bonds are convertible by the holder at any time prior to maturity at a conversion rate of 43.833898 shares per one thousand dollar face value of the bonds corresponding to 42,694,216 equivalent shares. In order to optimize our liability management and yield, we repurchased a portion of our 2016 Convertible Bonds during 2009 (98,000 bonds for a total cash consideration of $103 million and corresponding to 4,295,722 shares) and in 2010 (385,830 bonds for a total cash consideration of $410 million and corresponding to 16,912,433 shares). On February 23, 2011, certain holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%. In the second half of 2011, we repurchased 248,645 bonds for a total cash consideration of $270 million. We can call the bonds at any time after March 10, 2011, subject to our share price exceeding 130% of the then accreted value divided by the conversion rate for 20 out of 30 consecutive trading days. On February 23, 2012, certain holders redeemed 190,131 convertible bonds at a price of $1,093.81, out of the total of 200,402 outstanding bonds, representing approximately 95% of the then outstanding convertible bonds.

As of February 23, 2012, there are 10,271 bonds remaining outstanding. The holders can redeem the remaining convertible bonds upon a change of control or on February 24, 2014, at a price of $1,126.99 per one thousand dollar face value of the bonds. The bonds outstanding as of February 23, 2012 may also be redeemed for cash at principal amount at issuance plus accumulated gross yield, at our option, before maturity, in whole but not in part, at any time that, as a consequence of the exercise of conversion rights, redemptions and/or purchases, 10% or less of the original aggregate principal amount of the bonds remains outstanding. Our right to redeem under this provision is in addition to and is in no way intended to limit our other rights under the indenture including our right to redeem the bonds in other circumstances. In the event we elect to redeem the bonds we will do so at the then applicable redemption price, which will be equal to the principal amount at issuance plus the accumulated gross yield to the date of the redemption.

As of December 31, 2011, we had the following credit ratings on our 2013 Senior Bonds and 2016 Convertible Bonds:

Moody’s Investors Service		Standard & Poor’s
Zero Coupon Senior Convertible Bonds due 2016	Baa1	BBB+
Floating Rate Senior Bonds due 2013	Baa1	BBB+

We are also rated “BBB+” from Fitch on an unsolicited basis. On February 2, 2012, Fitch changed the outlook on the ratings to negative from stable. On February 6, 2009, S&P’s lowered our senior debt rating from “A-” to “BBB+”.

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), one of our wholly owned subsidiaries issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873% (“2013 Senior Bonds”). The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on June 17, September 17, December 17 and March 17 of each year through maturity. The notes have a put for early repayment in case of a change of control. The 2013 Senior Bonds issued by ST BV are guaranteed by ST NV. We repurchased a portion of our 2013 Senior Bonds: (i) for the amount of $98 million in 2010 and (ii) for the amount of $107 million in 2011.

3.2.6. Financial risk management

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures. See note 7.6.36 of the Consolidated Financial Statements for further information

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies approved by the Supervisory Board. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity. The majority of cash and cash equivalent is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to hedge exposures deriving from industrial and commercial activities.

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro and the Swedish-Krona. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow risk. Borrowings issued at fixed rates expose the Group to fair value risk.

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

3.3. Risk management and Internal control

Below is a list of the main risks factors related to the semiconductor industry and specifically related to our operations, which may affect the result and performance of STMicroelectronics and the ability of management to predict the future:

•
the possible impact on the carrying value of the ST-Ericsson investment in our books of approximately $2.45 billion, as well as on our related operations, of the ongoing assessment on ST-Ericsson’s strategic plan and financial prospects being conducted under the leadership of ST-Ericsson’s newly appointed CEO and leadership team. Such ongoing review within ST-Ericsson of, inter alia, the effects of transition from legacy products to new products, the strength and timing of customer demand for new products, the cost structure, the market environment and possible additional actions or opportunities will lead to an assessment and recommendations to be submitted to and approved by the board and shareholders of ST-Ericsson and may further lead to a significant impairment charge for us if the results of such assessment would be to recognize a decrease in the value of the investment in our books;

•
changes in demand in the key application markets and/or from key customers served by our products, including demand for products where we have achieved design wins and/or demand for applications where we are targeting growth, all of which make it extremely difficult to accurately forecast and plan our future business activities;

•
our ability in periods of reduced demand or visibility on orders to reduce our expenses as required, as well as our ability to operate our manufacturing facilities at sufficient levels with existing process technologies to cover our fixed operating costs;

•
our ability, in an intensively competitive environment, to identify and allocate necessary design resources to successfully develop and secure customer acceptance for new products meeting their expectations as well as our ability to achieve our pricing expectations for high-volume supplies of new products in whose development we have been, or are currently, investing;

•
the financial impact of obsolete or excess inventories if actual demand differs from our expectations as well as the ability of our customers to successfully compete in the markets they serve using our products;

•
our ability to maintain or improve our competitiveness when a high percentage of our costs are fixed and are incurred in Euros and currencies other than U.S. dollars, especially in light of the increasing volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;

•	the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

•
changes in our overall tax position as a result of changes in tax laws, expected income or the outcome of tax audits, changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

•	product warranty or liability claims based on epidemic or delivery failures or recalls by our customers for a product containing one of our parts;

•	availability and costs of raw materials, utilities, third-party manufacturing services, or other supplies required by our operations;

•	the European economic and sovereign debt crisis, which could lead to a deep market slowdown and could make access to liquidity in the global financial markets more difficult; and

•
current economic uncertainties involving the possibility during 2012 of limited growth or recession in global or important regions of the world economy, sovereign default, customer bankruptcies, changes in the political, social, economic or infrastructure environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, tsunamis and flooding, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate and causing unplanned disruptions in our supply chain and reduced or delayed demand from our customers.

Internal control

The Managing Board is responsible for ensuring that STMicroelectronics complies with all applicable legislation and regulations. As such, under the guidance of the Chief Financial Officer, who reports to the Managing Board, the Managing Board has established and implemented our internal financial risk management and control systems. These controls and procedures are based on the identification of external and internal risks factors that could influence our operations and financial objectives and contain a system of monitoring, reporting and operational reviews.

The effectiveness of our internal controls and procedures is evaluated regularly, and changes to such internal controls and procedures, as well as any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to affect our ability to record, process or summarize and report financial information are disclosed to our auditors and to the Audit Committee of our Supervisory Board. Likewise any fraud, whether or not material, that involves management or other employees who have a significant role in our internal control over financial reporting are disclosed to our auditors, and to the Audit Committee of our Supervisory Board.

In the various areas of business risk management we have established corporate policies and procedures which set forth principles, business rules of behavior and conduct which are considered to be consistent with proper business management, in line with our mission and strategic objectives.

We have adopted “Corporate Standard Operating Procedures” to describe the operational flow of actions to perform a task or activity, or to implement a policy within a given functional field. We have over one hundred standard operating procedures which cover a wide range of activities such as approvals, authorizations, verifications, reconciliations, review of operating performance, security of assets and segregation of duties, which are deployed throughout our organization, and which may be completed as and when required by local operating procedures.

We have an internal audit organization, which performs general scope internal audits covering various areas, such as information technology, logistics and inventory management, human resources and payroll, internal control systems, security, purchasing, treasury, etc. The audit plans for our internal audit organization are reviewed at least once a year by the Audit Committee of our Supervisory Board.

We rely on ST-Ericsson’s CEO and CFO certification of internal control at ST-Ericsson and their affiliates that are an integral part of our Consolidated Financial Statements but act as an independent company under the governance structure of their two parents.

In summary, our internal risk management and control system cannot provide absolute assurance, but aims at a reasonable level of assurance, that realization of strategic and operational objectives is monitored, the financial reporting is reliable and where relevant applicable laws and regulations are complied with.

Based on the outcome of the aforementioned measures, the Managing Board states that to the best of its knowledge: (i) the internal risk management and control systems in place provide a reasonable assurance that STMicroelectronics’ financial reporting does not include any errors of material importance as of and for the 2011 financial year and (ii) in relation to STMicroelectronics’ financial reporting these systems operated effectively during 2011 and (iii) there are no indications that, in relation to STMicroelectronics’ financial reporting, these systems will not operate effectively in 2012.

Our internal risk management and control systems, including the structure and operation thereof, were discussed and evaluated on several occasions with the Audit Committee and the Supervisory Board during 2011 (in accordance with best practice provisions II.1.4 and III.1.8 of the Dutch Corporate Governance Code).

4.     Report of the Supervisory Board

The supervision of the policies and actions of the Managing Board is entrusted to the Supervisory Board, which, in the two-tier corporate structure under Dutch law, is a separate body and fully independent of the Managing Board. In fulfilling their duties under Dutch law, the Supervisory Board members serve the best interests of all of STMicroelectronics’s shareholders and other stakeholders, as well as those of STMicroelectronics’s business.

The Supervisory Board supervises and advises the Managing Board in performing its management tasks and setting the direction of STMicroelectronics’s affairs and business. The members of the Supervisory Board are carefully selected based on their combined expertise, their knowledge of STMicroelectronics and its affairs, and of the business in which STMicroelectronics operates. The Supervisory Board is empowered to recommend to the general meeting of shareholders people to be appointed as members of the Supervisory Board or of the Managing Board.

The Supervisory Board, advised and assisted by its various committees, including the Strategic Committee, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee which all report to it, supervises the structure and management of systems of internal business controls, risk management, strategy and the financial reporting process. In addition, it determines the remuneration of the sole member of the Managing Board within the remuneration policy adopted by the general meeting of shareholders.

The Supervisory Board has established the following independence criteria for its members, thereby deviating from best practice provision III.2.2 of the Dutch Corporate Governance Code: Supervisory Board members must have no material relationship with STMicroelectronics or any of STMicroelectronics’s consolidated subsidiaries, or STMicroelectronics’s management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders.

The Supervisory Board also adopted specific bars to independence. On that basis, the Supervisory Board concluded, in its business judgment that all members qualify as independent based on the criteria set forth above.

The Supervisory Board is pleased to report to STMicroelectronics’s shareholders the various activities of the Supervisory Board and the Supervisory Board Committees in 2011.

4.1. Composition of the Supervisory Board

Our Supervisory Board consists of such number of members as is resolved by our annual shareholders’ meeting upon a non-binding proposal of our Supervisory Board, with a minimum of six members. Decisions by our shareholders’ meeting concerning the number and the identity of our Supervisory Board members are taken by a simple majority of the votes cast at a meeting, provided quorum conditions are met (15% of our issued and outstanding share capital present or represented). If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution.

Our Supervisory Board currently has the following nine members:

Name	Position	Year Appointed(1)		Term Expires	Age
Didier Lombard	Chairman(2)		2004	2014	70
Bruno Steve	Vice-Chairman(3)	1989		2014	70
Jean d’Arthuys	Member		2011	2014	45
Raymond Bingham	Member	2007		2013	66
Douglas Dunn	Member		2001	2012	67
Jean-Georges Malcor	Member	2011		2014	55
Alessandro Ovi	Member		2007(4)	2013	67
Alessandro Rivera	Member	2011		2014	41
Tom de Waard	Member		1998	2014	65
(1)	As a member of the Supervisory Board.
(2)	Mr. Antonino Turicchi’s term as Chairman of the Supervisory Board expired on May 3, 2011.
(3)	Mr. Gérald Arbola’s term as Vice-Chairman of the Supervisory Board expired on May 3, 2011.
(4)	Mr. Ovi was also a Supervisory Board member from 1994 to 2005.

At our annual shareholders’ meeting in 2011, the mandates of Messrs. Lombard, Steve and de Waard were renewed for a three-year period. The mandate of Mr. Dunn will expire at our annual shareholders meeting in 2012 and the mandates of Messrs. Bingham and Ovi at our annual shareholders’ meeting in 2013.

Resolutions of our Supervisory Board require the approval of at least three quarters of its members in office. Our Supervisory Board must meet upon request by two or more of its members or by our Managing Board. Our Supervisory Board has established procedures for the preparation of Supervisory Board resolutions and the calendar for Supervisory Board meetings. Our Supervisory Board meets at least five times a year, including once per quarter to approve our quarterly and annual accounts and their release. Our Supervisory Board has adopted a Supervisory Board Charter setting forth its duties, responsibilities and operations, as mentioned below. This charter is available on our website at http://www.st.com/stonline/company/governance/index.htm.

Pursuant to Dutch law, there is no mandatory retirement age for members of our Supervisory Board. Members of the Supervisory Board may be suspended or dismissed by our shareholders’ meeting. Our Supervisory Board may make a proposal to our shareholders’ meeting for the suspension or dismissal of one or more of its members. The members of our Supervisory Board receive compensation as authorized by our shareholders’ meeting. Each member of our Supervisory Board must resign no later than three years after appointment, as described in our Articles of Association, but may be reappointed following the expiration of his term of office. As mentioned in the Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004) as posted on our website, we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

Biographies

Didier Lombard has been a member of the Supervisory Board since 2004 and has been its Chairman since May 3, 2011. He serves on the Compensation, Strategic and Nomination and Corporate Governance Committees of our Supervisory Board. Mr. Lombard was appointed Chairman and Chief Executive Officer of France Telecom in March 2005, and served as Chief Executive Officer until February 2010 and Chairman until March 2011. Mr. Lombard began his career in the Research and Development division of France Telecom in 1967. From 1989 to 1990, he served as scientific and technological director at the Ministry of Research and Technology. From 1991 to 1998, he served as General Director for industrial strategies at the French Ministry of Economy, Finances and Industry, and from 1999 to 2003 he served as an Ambassador-at-large for foreign investments in France and as President of the French Agency for International Investments. From 2003 through February 2005, he served as France Telecom’s Senior Executive Vice President in charge of technologies, strategic partnerships and new usages and as a member of France Telecom’s Executive Committee. Mr. Lombard is also a member of the Board of Directors of Thales and Technicolor (previously Thomson), one of our customers, as well as a member of the Supervisory Board of Radiall. Mr. Lombard was also a member until his resignation on November 15, 2006 of the Supervisory Board of ST Holding, our largest shareholder. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Télécommunications.

Bruno Steve has been a member of our Supervisory Board since 1989 and has been its Vice-Chairman since May 3, 2011. Mr. Steve serves on our Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. He was with Instituto per la Ricostruzione Industriale IRI S.p.A. (“I.R.I”), a former shareholder of Finmeccanica, Finmeccanica and other affiliates of I.R.I. in various senior positions for over 17 years. Mr. Steve is currently Chairman of the Statutory Auditors of Selex Galileo S.p.A. He previously served as member of the Statutory Auditors of Pirelli Tyres S.p.A. Until December 1999, he served as Chairman of MEI. He served as the Chief Operating Officer of Finmeccanica from 1988 to July 1997 and Chief Executive Officer from May 1995 to July 1997. He was Senior Vice President of Planning, Finance and Control of I.R.I. from 1984 to 1988. Prior to 1984, Mr. Steve served in several key executive positions at Telecom Italia. He is also a professor at LUISS Guido Carli University in Rome. Mr. Steve was Vice-Chairman from May 1999 to March 2002, Chairman from March 2002 to May 2003 and member until his resignation on April 21, 2004 of the Supervisory Board of ST Holding, our largest shareholder.

Raymond Bingham was appointed to our Supervisory Board at our 2007 annual shareholders’ meeting. He serves on the Audit Committee and the Strategic Committee. Since January 2010, Mr. Bingham has been an Advisory Director of General Atlantic LLC, a global private equity firm, and a Managing Director from September 2006 to December 2009. From August 2005 to August 2006, Mr. Bingham was a private investor. Mr. Bingham was Executive Chairman of the Board of Directors of Cadence Design Systems Inc., a supplier of electronic design automation software and services, from May 2004 to July 2005, and served as a director of Cadence from November 1997 to July 2005. Prior to being Executive Chairman, he served as President and Chief Executive Officer of Cadence from April 1999 to May 2004, and as Executive Vice President and Chief Financial Officer from April 1993 to April 1999. Mr. Bingham also serves as a Director of Spansion Inc., Fusion-10, Dice Holdings, Oracle Corporation and Flextronics International, Ltd.

Jean d’Arthuys has been a member of the Supervisory Board since May 2011. He joined Fonds Stratégique d’Investissement (“FSI”) in 2010 as Director and member of the Executive Committee. Mr. d’Arthuys was a partner in the fund PAI Partners from 2007 until 2010, in particular in charge of the sectors media, internet and telecom. He was previously Chairman and Chief Executive Officer of television channels Paris Premiere and W9. Mr. d’Arthuys spent the main part of his career at the Executive Board of the Group M6, where he had various functions (from 1996 until 2007). He managed in particular the activities of digital television and the development of the Group. He was a board member of TPS, Sportfive and Newsweb. Mr. d’Arthuys was also Chairman and Chief Executive Officer of the soccer club Girondins de Bordeaux. Mr. d’Arthuys graduated from HEC Business School.

Tom de Waard has been a member of our Supervisory Board since 1998. Mr. de Waard has been Chairman of the Audit Committee since 1999 and is also Chairman of the Nomination and Corporate Governance Committee. In addition, he serves on our Supervisory Board’s Compensation Committee. Mr. de Waard was a partner at Clifford Chance, a leading international law firm, until October 2011. From January 1, 2005 to January 1, 2007 he was a member of the Management Committee of Clifford Chance. Prior to joining Clifford Chance, he was a partner at Stibbe, where he held several positions since 1971 and gained extensive experience working with major international companies, particularly with respect to corporate finance.

He is a member of the Amsterdam bar and was President of the Netherlands Bar Association from 1993 through 1995. He received his law degree from Leiden University in 1971. Mr. de Waard is the chairman of the Supervisory Board of BE Semiconductor Industries N.V. (“BESI”) and a member of its Audit Compensation and Nominating Committees. Mr. de Waard is a member of the Supervisory Board of N.V. Nuon Energy and Chairman of its Compensation Committee.

Douglas Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the Audit Committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. He was appointed as a Supervisory Board member of BE Semiconductor Industries N.V. (“BESI”) at their Annual General Meeting on May 12, 2009 and serves on their Audit and Remuneration/Nomination Committees. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Jean-Georges Malcor has been a member of the Supervisory Board since May 2011. He is the Chief Executive Officer of CGG Veritas. He is a graduate of Ecole Centrale de Paris. He also holds a Master of Sciences degree from Stanford University, and a Doctorat from Ecole des Mines. Mr. Malcor began his career at the Thales group as an acoustic engineer in the Underwater Activities division where he was particularly in charge of hydrophone and geophone design and towed streamer programs. He then moved to the Sydney based Thomson Sintra Pacific Australia, becoming Managing Director of the company in 1990. Back in France, he became Director of Marketing and Communications (1991), then Director, Foreign Operations of Thomson Sintra Activités Sous Marines (1993). In 1996, he was appointed Managing Director of Thomson Marconi Sonar Australia which was, in addition to its military activities, the lead developing company for the solid geophysical streamer. In 1999 Mr. Malcor became the first Managing Director of the newly formed joint venture Australian Defense Industry. During this time he operated the Sydney-based Woolloomooloo Shipyard (the largest dry dock in the southern hemisphere). In 2002, he became Senior Vice President, International Operations of Thales International. From 2004 to 2009, he was Senior Vice President in charge of the Naval Division, supervising all naval activities in Thales including ship design, building and maintenance. In January 2009, he became Senior Vice President, in charge of the Aerospace Division. In June 2009, he moved to the position of Senior Vice President, Continental Europe, Turkey, Russia, Asia, Africa, Middle East, and Latin America. Mr. Malcor joined CGG Veritas in January 2010 as President and became CEO on June 30, 2010.

Alessandro Ovi was a member of our Supervisory Board from 1994 until his term expired at our annual general shareholders’ meeting on March 18, 2005. He was reappointed to our Supervisory Board at the 2007 annual shareholders’ meeting and serves on the Strategic Committee. He was appointed to our Audit Committee in 2010. Mr. Ovi received a doctoral degree in Nuclear Engineering from the Politecnico in Milan and a Master’s Degree in Operations Research from the Massachusetts Institute of Technology. He has been Special Advisor to the President of the European Community for five years and has served on the boards of Telecom Italia S.p.A, Finmeccanica S.p.A. and Alitalia S.p.A. Currently, he is also a director of Telecom Italia Media S.p.A. and LandiRenzo Spa. Mr. Ovi is a Life Trustee in Carnegie Mellon University and a Member of the Board in the Italian Institute of Technology. Until April 2000, he was the Chief Executive Officer of Tecnitel S.p.A., a subsidiary of Telecom Italia Group. Prior to joining Tecnitel S.p.A., Mr. Ovi was the Senior Vice President of International Affairs and Communications at I.R.I.

Alessandro Rivera has been a member of the Supervisory Board since May 2011. He has been the Head of Directorate IV “Financial Sector Policy and Regulation Legal Affairs” at the Department of the Treasury, Ministry of Economy and Finance, since 2008. He served as Head of Unit in the Department of the Treasury from 2000 to 2008 and was responsible for a variety of policy matters: financial services and markets, banking foundations, accounting, finance, corporate governance and auditing. Since 2008, Mr. Rivera has been a Government representative in the “Consiglio Superiore” of the Bank of Italy as well as serving on the Steering Committee of Cassa Depositi e Prestiti S.p.A., the Financial Services Committee and the European Securities Committee. He was a member of the Accounting Regulatory Committee from 2002 to 2008 and a member of the Audit Regulatory Committee from 2005 to 2008. He served on the board of Italia Lavoro S.p.A. from 2005 to 2008 and was a member of the Audit Committee and the Compensation Committee. Mr. Rivera was also the Chairman of the Audit Committee of the “Fondo nazionale di garanzia degli intermediari finanziari” (Italian investor compensation scheme) from 2003 to 2008. From 2001 to 2010, he was the Project Leader and Deputy Project Leader in several twinning projects with Eastern European Countries (the Russian Federation, the Czech Republic, Lithuania, and Bulgaria). He also served on the board of Mediocredito del Friuli — Venezia Giulia S.p.A from 2001 to 2003.

Antonino Turicchi was Chairman of our Supervisory Board until May 3, 2011. He was the Chairman of our Supervisory Board’s Strategic Committee, as well as its Compensation Committee, and also served on the Nomination and Corporate Governance Committee. Mr. Turicchi was the General Manager of Cassa Depositi e Prestiti from June 2002 until January 2009, and was a member of the Supervisory Board of Numonyx from March 30, 2008 until May 7, 2010. Between 1999 and June 2002, Mr. Turicchi was also a member of the board of Mediocredito del Friuli; from 1998 until 2000, he served on the board of Mediocredito di Roma; and from 2000 until 2003, he served on the board of EUR S.p.A. He also served as deputy chairman of Infrastructure S.p.A. from December 2002 to January 2006 and he was previously a member of our Supervisory Board from March 2005 to April 2007.

Gérald Arbola was Vice-Chairman of our Supervisory Board until May 3, 2011. Mr. Arbola previously served as Chairman of our Supervisory Board from March 18, 2005 through May 13, 2008. Mr. Arbola served on the Supervisory Board’s Compensation Committee, Strategic Committee and Nomination and Corporate Governance Committee. Mr. Arbola was Managing Director of Areva S.A., where he had also served as Chief Financial Officer, and was a member of the Executive Board of Areva. Mr. Arbola joined the AREVA NC group (ex Cogema) in 1982 as Director of Planning and Strategy for SGN, then served as Chief Financial Officer at SGN from 1985 to 1989, becoming Executive Vice President of SGN in 1988 and Chief Financial Officer of AREVA NC in 1992. He was appointed as a member of the Executive Committee in 1999, and also served as Chairman of the Board of SGN in 1997 and 1998. Mr. Arbola is a graduate of the Institut d’Etudes Politiques de Paris and holds an advanced degree in economics.

4.2. Meetings and activities of the Supervisory Board

Activities of the Supervisory Board.

The Supervisory Board held 14 meetings in 2011, including meetings by telephone conference, of which all were held in the presence of the sole member of the Managing Board, the Chief Financial Officer and the Chief Operating Officer, with the exception of the evaluation of the functioning of the sole member of our Managing Board and the functioning of our Supervisory Board, its Committees and its individual members as described below.

The items discussed in the meetings included recurring subjects such as the Annual Budget, STMicroelectronics’s financial performance, STMicroelectronics’s Annual Report on Form 20-F as well as its statutory IFRS Annual Report, objectives and results, strategy and operations review, reports of the various Committees of the Supervisory Board, the convocation of the annual shareholders’ meeting, the risks of STMicroelectronics’s business and the assessment by the Managing Board of the structure of the internal risk management and control systems, as well as any significant changes thereto, corporate governance requirements and developments, compensation of the sole member of the Managing Board and the Chief Operating Officer and the performance of the Supervisory Board, its members and its Committees and of the sole member of the Managing Board. Furthermore, the Supervisory Board discussed the succession of Mr. Douglas Dunn as member of our Supervisory Board, whose term of office expires at our upcoming 2012 annual shareholders’ meeting. Certain Supervisory Board meetings also included presentations by senior executive management.

Outside the Supervisory Board meetings, the Chairman and other members of the Supervisory Board had regular contact with the sole member of the Managing Board, the Chief Financial Officer, the Chief Operating Officer and the Chief Administrative Officer.

At one of the Supervisory Board meetings and in accordance with best practice provision III.1.7 of the Dutch corporate governance code, the Supervisory Board evaluated outside the presence of the sole member of the Managing Board and other executive officers, the performance of the sole member of the Managing Board as well as of its own functioning, its members and its Committees. In doing so, the Chairman of the Supervisory Board had invited each member of the Supervisory Board to provide his comments on these topics to the Chairman. The Chairman then shared the main conclusions drawn from such comments with the other Supervisory Board members in the aforementioned Supervisory Board meeting. At that meeting the Supervisory Board unanimously concluded that the sole member of the Managing Board, the full Supervisory Board, its members and its Committees are functioning adequately.

Membership and Attendance.

As of December 31, 2011, the composition of our Supervisory Board’s committees was as follows:
Name	Audit Committee	Compensation Committee	Nomination and Corporate Governance Committee	Strategic Committee
Didier Lombard
Bruno Steve
Jean d’Arthuys
Raymond Bingham
Douglas Dunn
Jean-Georges Malcor
Alessandro Ovi
Alessandro Rivera
Tom de Waard
:	Committee Chairperson
:	Committee Member
Detailed information on attendance at full Supervisory Board and Supervisory Board Committee meetings during 2011 is as follows:

Number of meetings attended in 2011	Full Board	Audit Committee	Compensation Committee	Strategic Committee	Nominating and Corporate Governance Committee
Didier Lombard	14	-	5	1	4
Bruno Steve	13	5	5	-	4
Jean d’Arthuys	9	-	3	-	1
Raymond Bingham	14	12	-	1	-
Douglas Dunn	11	9	-	1	-
Jean-Georges Malcor	8	6	-	-	-
Alessandro Ovi	14	12	-	1	-
Alessandro Rivera	7	-	3	-	2
Tom de Waard	14	12	5	-	4
Antonino Turicchi	5	-	-	-	-
Gérald Arbola	5	-	-	-	-

4.3. Audit Committee

The Audit Committee was established in 1996 to assist the Supervisory Board in fulfilling its oversight responsibilities relating to corporate accounting, reporting practices, and the quality and integrity of our financial reports as well as our auditing practices, legal and regulatory related risks, execution of our auditors’ recommendations regarding corporate auditing rules and the independence of our external auditors.

The Audit Committee met 12 times during 2011 and, in addition, held several conference calls related to subjects that arose during the year. At many of the Audit Committee’s meetings, the committee received presentations on current financial and accounting issues and had the opportunity to interview our CEO, CFO, General Counsel, and external and internal auditors. The Audit Committee also met with outside U.S. legal counsel to discuss corporate requirements pursuant to NYSE’s corporate governance rules and the Sarbanes Oxley Act. The Audit Committee also proceeded with its annual review of our internal audit function. The Audit Committee reviewed our annual Consolidated Financial Statements in U.S. GAAP for the year ended December 31, 2011, and the results press release was published on January 23, 2012.

The Audit Committee approved the compensation of our external auditors for 2011 and provisionally approved the scope of their audit, audit related and non-audit related services for 2012. At the end of each quarter, prior to each Supervisory Board meeting to approve our quarterly results and earnings press release, the Audit Committee reviewed our interim financial information and the proposed press release and had the opportunity to raise questions to management and the independent registered public accounting firm. In addition, the Audit Committee reviewed our quarterly “Operating and Financial Review and Prospects” and Consolidated Financial Statements (and notes thereto) before they were filed with the SEC and voluntarily certified by the CEO and the CFO (pursuant to sections 302 and 906 of the Sarbanes-Oxley Act). The Audit Committee also reviewed Operating and Financial Review and Prospects and our Consolidated Financial Statements contained in our 2011 Form 20 F, prior to the Supervisory Board’s meeting to approve the full year results. Furthermore, the Audit Committee monitored our compliance with the European Directive and applicable provisions of Dutch law that require us to prepare a set of accounts pursuant to IFRS in advance of our annual shareholders’ meeting, which was held on May 3, 2011.

Also in 2011, our Audit Committee reviewed with our external auditors our compliance with Section 404 of the Sarbanes Oxley Act. In addition, the Audit Committee regularly discussed the progress of the implementation of internal control over financial reporting and reviewed management’s conclusions as to the effectiveness of internal control.

As part of each of its quarterly meetings our Audit Committee reviewed our financial results as presented by Management and whistleblowing reports, including independent investigative reports provided by internal audit or outside consultants on such matters.

4.4. Compensation Committee

Our Compensation Committee proposes to our Supervisory Board the compensation for our President and Chief Executive Officer and sole member of our Managing Board as well as for our Chief Operating Officer, including the variable portion of such compensation based on performance criteria recommended by our Compensation Committee. It also approves any increase in the incentive component of compensation for our executive officers. The Compensation Committee is also informed of the compensation plans for our executive officers and specifically approves stock based compensation plans for our executive officers and key employees. The Compensation Committee met 6 times in 2011.

Among its main activities, the Compensation Committee: (i) agreed to propose a bonus for the CEO related to fiscal year 2011 equal to 170% of his base salary, given the objectives that had been met; (ii) recommended the performance criteria which must be met by the CEO in order to benefit from the share allocation of 100,000 shares that was approved by our 2011 Annual General Meeting of Shareholders as part of the Managing Board compensation policy; and (iii) proposed performance criteria, which must be met by the CEO as well as all other employees participating in the employees stock award plans to benefit from such awards. In particular, the Compensation Committee recommended the performance targets for the base bonus of our CEO and COO be based on, among other factors, the Company’s share price versus SOX from January 25, 2011 through January 25, 2012, corporate governance and special programs, including restructuring and the five-year plan. The Compensation Committee, on behalf of, and with the approval of, the entire Supervisory Board, also set the criteria for a special incentive bonus.

The Compensation Committee also recommended to revise the structure of the sole Member of the Managing Board’s short term incentive which would include: (i) an annual bonus of up to 150% of his base salary, following the rules of EIP, based on budget and short term criteria and payable in cash, and (ii) a special annual bonus of up to 60% of his base salary, based on additional specific criteria. This special bonus would be payable in cash for 2011 and in shares from 2012 (the number of shares depending on the share price at the date of grant).

For the 2011 non-vested stock award plan, the Compensation Committee, on behalf, and with the approval, of the entire Supervisory Board, established the applicable performance criteria, which are based on sales and operating income as compared against a panel of semiconductor companies and cash flow before acquisitions, as well as cash restructuring costs, with the target to have it positive for the second half of 2011.

In addition, the Compensation Committee received presentations and discussed our succession planning for key employees.

4.5. Strategic Committee

Our Strategic Committee was created to monitor key developments within the semiconductor industry and our overall strategy, and is, in particular, involved in supervising the execution of strategic transactions. The Strategic Committee met only once in 2011, as several of the strategic discussions were extended to involve all Supervisory Board members and occurred at extended Supervisory Board meetings. Among its main activities, the Strategic Committee reviewed prospects and various possible scenarios and opportunities to meet the challenges of the semiconductor market, including the evaluation of possible divestitures and partnerships to invest in new markets.

4.6. Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee was created to establish the selection criteria and appointment procedures for the appointment of members to our Supervisory Board and Managing Board, and to resolve issues relating to corporate governance. The Nominating and Corporate Governance Committee met 4 times during 2011 to discuss developments regarding the Dutch Corporate Governance Code, recent developments in U.S. law regarding corporate governance and preparations for the annual shareholders’ meeting and furthermore, regarding the nomination of a new candidate for appointment as a member of our Supervisory Board as successor to Mr. Douglas Dunn, whose term of office will expire at our upcoming 2012 annual shareholders’ meeting.

4.7. Secretariat and Controllers

Our Supervisory Board appoints a Secretary and Vice Secretary as proposed by our Supervisory Board. Furthermore, the Managing Board makes an Executive Secretary available to our Supervisory Board, who is appointed by the Supervisory Board. The Secretary, Vice Secretary and Executive Secretary constitute the Secretariat of the Board. The mission of the Secretariat is primarily to organize meetings, ensure the continuing education and training of our Supervisory Board members and to maintain record keeping. Messrs. Bertrand Loubert and Luigi Chessa serve as Secretary and Vice Secretary, respectively, for our Supervisory Board, and for each of the Compensation, Nominating and Corporate Governance and Strategic Committees of our Supervisory Board. Our Chief Compliance Officer, Ms. Alisia Grenville, serves as the Executive Secretary of our Supervisory Board. In addition, Mr. Willem Toussaint serves as the Secretary of the Audit Committee.

Our Supervisory Board appoints and dismisses two financial experts (“Controllers”). The mission of the Controllers is primarily to assist our Supervisory Board in evaluating our operational and financial performance, business plan, strategic initiatives and the implementation of Supervisory Board decisions, as well as to review the operational reports provided under the responsibility of the Managing Board. The Controllers generally meet once a month with the management of the Company and report to our Supervisory Board. The current Controllers are Messrs. Nicolas Manardo, who was recently appointed, and Andrea Novelli, who has served as a controller since our 2005 annual shareholders’ meeting.

The STH Shareholders’ Agreement between our principal indirect shareholders contains provisions with respect to the appointment of the Secretary, Vice Secretary and Controllers.

4.8. Remuneration report

Pursuant to the decisions adopted by our shareholders at the annual shareholders’ meeting held on May 3, 2011, the aggregate compensation for the members and former members of our Supervisory Board in respect of service in 2011 was €1,178,375 before any withholding taxes and applicable mandatory social contributions, as set forth in the following table.

In Euros	2011	2010
Gerard Arbola	72,875	146,125
Raymond Bingham	93,875	83,750
Jean d’Arthuys(1)	79,000	-
Tom de Waard	214,625	148,250
Douglas Dunn	88,250	86,375
Didier Lamouche	-	79,125
Didier Lombard	152,500	84,750
Jean-Georges Malcor	76,500	-
Alessandro Ovi	93,875	73,250
Alessandro Rivera	77,500	-
Bruno Steve	156,500	95,125
Antonio Turicchi	72,875	146,125
Total	1,178,375	942,875
(1)	The remuneration for Jean d’Arthuys is paid directly to the FSI

We do not have any service agreements with members of our Supervisory Board.

The total amount paid as compensation in 2011 to our executive officers, including Mr. Carlo Bozotti, the sole member of our Managing Board and our President and CEO, as well as executive officers employed by us during 2011, was approximately $24.2 million before any withholding taxes. Such amount also includes the amounts of EIP paid to the executive officers pursuant to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive’s salary and is adjusted to reflect our overall performance. The participants in the EIP must satisfy certain personal objectives that are focused, inter alia, on return on net assets, customer service, profit, cash flow and market share. The relative charges and non-cash benefits were approximately $14.9 million. Within such amount, the remuneration of the current sole member of our Managing Board and President and CEO in 2011 was:

Sole Member of our Managing Board and President and CEO	Salary	Bonus (1)	Non-cash Benefits(2)	Total
Carlo Bozotti	$1,050,271	$1,458,239	$1,417,642	$3,926,152
(1)
The bonus paid to the sole member of our Managing Board and President and CEO during the 2011 financial year was approved by the Compensation Committee, and adopted by the Supervisory Board, in accordance with the compensation policy as adopted by our annual shareholders’ meeting in 2005, in respect of the 2010 financial year, based on fulfillment of a number of pre-defined objectives for 2010.

(2)	Including stock awards, employer social contributions, company car allowance, pension contributions and miscellaneous allowances.

Mr. Bozotti was re-appointed as sole member of our Managing Board and President and Chief Executive Officer of our company by our annual shareholders’ meeting on May 3, 2011 for a three year period. In each of the years 2008, 2009 and 2010, Mr. Bozotti was granted, in accordance with the compensation policy approved by the shareholders’ meeting, up to 100,000 non-vested Stock Awards. The vesting of such stock awards is conditional upon certain performance criteria, fixed by our Supervisory Board, being achieved as well as Mr. Bozotti’s continued service with us.

In 2009, our Supervisory Board approved the terms of Mr. Bozotti’s employment by us, which are consistent with the compensation policy approved by our 2005 annual shareholders’ meeting.

Effective May 1, 2011, the terms of Mr. Bozotti’s employment were further modified and reviewed by our Supervisory Board. Mr. Bozotti has two employment agreements with us, the first with our Dutch parent company, which relates to his activities as sole member of our Managing Board and representative of the Dutch legal entity, and the second in Switzerland, which relates to his activities as President and CEO, EIP, Pension and other items covered by the compensation policy approved by our shareholders. Consistent with this compensation policy, the Supervisory Board, upon the recommendation of its compensation committee, set the criteria to be met for Mr. Bozotti for attribution of his 2011 bonus (based on new product introductions, market share and budget targets, as well as corporate governance initiatives). The Supervisory Board, however, has not yet determined the amount of the CEO bonus for 2012.

The Supervisory Board proposes, upon the recommendation of the Compensation Committee, to revise the structure of the President and CEO and sole Member of the Managing Board’s short term incentive from a maximum of 210% of his base salary payable in cash to: (i) an annual bonus of up to 150% of his base salary, following the rules of EIP, based on budget and short term criteria and payable in cash, and (ii) a special annual bonus of up to 60% of his base salary, based on additional specific criteria. This special bonus would be payable in cash for 2011 and — subject to the relevant required approval of the annual shareholders’ meeting to be held on May 30, 2012 — in shares from 2012 (the number of shares depending on the share price at the date of grant).

The target-setting for the variable compensation components, as well as the balance between the components within the compensation package of the President and CEO reflect the desire of the Company to connect the compensation of the President and CEO to long term value creation for the Company. The level of the total compensation of the President and CEO is determined on the basis of external benchmarking and taking into account the total compensation of the other executive officers in the Company.

With regard to Mr. Bozotti’s 2008 non-vested stock awards, the Supervisory Board, upon the recommendation of its Compensation Committee, noted that only one out of the three performance criteria linked to sales, operating income and return on net assets had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 33,331 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant, provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2009 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively, after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2010 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board noted that only two out of the three performance criteria linked to sales, operating income and cash flow had been met under the employee stock award plan and concluded that Mr. Bozotti was entitled to 66,672 stock awards, which vest as defined by the plan one year, two years and three years, respectively after the date of the grant provided Mr. Bozotti is still an employee at such time (subject to the acceleration provisions in the event of a change in control).

With regard to Mr. Bozotti’s 2011 stock awards, the Supervisory Board, upon recommendation of the Compensation Committee, set the criteria for the attribution of the 100,000 stock awards permitted. The Supervisory Board, however, has not yet determined whether the performance criteria which condition the vesting (and which, as for all employees benefiting from non-vested share awards, are linked to sales, operating income and return on net assets) have been met.

During 2011, Mr. Bozotti did not exercise any stock options granted to him, and did not sell any vested stock awards or purchase or sell any of our shares.

Our Supervisory Board has approved the establishment of a complementary pension plan for our top executive management, comprising the CEO, COO and other key executives to be selected by the CEO according to the general criteria of eligibility and service set up by the Supervisory Board upon the proposal of its Compensation Committee. In respect to such plan, we have set up an independent foundation under Swiss law which manages the plan and to which we make contributions. Pursuant to this plan, in 2011 we made a contribution of $0.3 million to the plan of our current President and Chief Executive Officer, $0.2 million to the plan of our Chief Operating Officer, and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2011 and no longer salaried in 2011, was $0.6 million.

We did not extend any loans or overdrafts to our Supervisory Board members or to the sole member of our Managing Board and President and CEO. Furthermore, we have not guaranteed any debts or concluded any leases with our Supervisory Board members or their families, or the sole member of the Managing Board or his family.

The current members of our Executive Committee and the Managing Board were covered in 2011 under certain group life and medical insurance programs provided by us. The aggregate additional amount set aside by us in 2011 to provide pension, retirement or similar benefits for our Executive Committee and our Managing Board as a group is in addition to the amounts allocated to the complementary pension plan described above and is estimated to have been approximately $5.3 million, which includes statutory employer contributions for state run retirement, similar benefit programs and other miscellaneous allowances.

4.8.1. Share Ownership

None of the members of our Supervisory Board and Managing Board or our executive officers holds shares or options to acquire shares representing more than 1% of our issued share capital.

4.8.2. Stock Awards and Options

Our stock options and stock award plans are designed to incentivize, attract and retain our executives and key employees by aligning compensation with our performance and the evolution of our share price. We have adopted stock based compensation plans comprising either stock options or non-vested stock awards that benefit our President and CEO as well as key employees (employee stock options and/or employee non-vested stock award plans) and stock options or vested stock awards that benefit our Supervisory Board members and professionals (Supervisory Board stock options and/or stock award plans).

Pursuant to the shareholders’ resolutions adopted by our 2008, 2009, 2010 and 2011 annual shareholders’ meetings, our Supervisory Board, upon the proposal of the Managing Board and the recommendation of the Compensation Committee, took the following actions:

•
approved, for a five year period, our 2008 non-vested Stock Award Plan for Executives and Key Employees, under which directors, managers and selected employees may be granted stock awards upon the fulfillment of restricted criteria, such as those linked to our performance and continued service with us;

•	approved conditions relating to our 2009 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance;

•	approved conditions relating to our 2010 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance; and

•	approved conditions relating to our 2011 non-vested stock award allocation under the 2008 Stock Award Plan, including restriction criteria linked to our performance.

We use our treasury shares to cover the stock awards granted under the Employee USA Plans. In the year ended as of December 31, 2011, 3,346,791 stock awards granted in relation to the 2008, 2009 and 2010 plans had vested, leaving 25,564,711 treasury shares outstanding. The 2011 Employee non-vested stock award plan generated an additional charge of $5 million in the consolidated statement of income for 2011, which corresponds to the cost per service in the year for all granted shares that are (or are expected to be) vested pursuant to the financial performance criteria being met.

The exercise of stock options and the sale or purchase of shares of our stock by the members of our Supervisory Board, the sole member of our Managing Board and President and CEO, and all our employees are subject to an internal policy which involves, inter alia, certain blackout periods.

4.8.3. Employee and Managing Board Stock-Based Compensation Plans

4.8.3.1.         2001 Stock Option Plan.

At the annual shareholders’ meeting on April 25, 2001, our shareholders approved resolutions authorizing the Supervisory Board, for a period of five years, to adopt and administer a stock option plan (in the form of five annual tranches) that provided for the granting to our managers and professionals of options to purchase up to a maximum of 60 million common shares (the “2001 Stock Option Plan”). The amount of options granted to the sole member of our Managing Board and President and CEO is determined by our Compensation Committee, upon delegation from our Supervisory Board and, since 2005, has been submitted for approval by our annual shareholders’ meeting. The amount of stock options granted to other employees was made by our Compensation Committee on delegation by our Supervisory Board and following the recommendation of the sole member of our Managing Board and President and CEO. In addition, the Supervisory Board delegated to the sole member of our Managing Board and President and CEO the flexibility to grant, each year, up to a determined number of share awards to our employees pursuant to the 2001 Stock Option Plan in special cases or in connection with an acquisition.

In 2005, our shareholders at our annual shareholders’ meeting approved a modification to our 2001 Stock Option Plan so as to provide the grant of up to four million non-vested stock awards instead of stock options to our senior executives and certain of our key employees, as well as the grant of up to 100,000 non-vested Stock Awards instead of stock options to our President and CEO. A total of 4,159,915 shares have been awarded pursuant to the modification of such Plan, which include shares that were awarded to employees who subsequently left our Group thereby forfeiting their awards. Certain forfeited share awards were subsequently awarded to other employees.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, approved the conditions that apply to the vesting of such awards. These conditions related to both our financial performance, pursuant to certain defined criteria in 2005 and during the first quarter of 2006, and the continued presence of the beneficiaries of the non-vested stock awards at the defined vesting dates in 2006, 2007 and 2008. Of the shares awarded, none remain outstanding and non-vested as of December 31, 2011.

2001 Plan (Employees)
April 25, 2001 (outstanding grants)

	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Tranche 5	Tranche 6	Tranche 7
Date of the grant	27-Apr-01	4-Sep-01	1-Nov-01	2-Jan-02	25-Jan-02	25-Apr-02	26-Jun-02
Total Number of Shares which may be purchased	9,521,100	16,000	61,900	29,400	3,656,103	9,708,390	318,600
Vesting Date	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
Expiration Date	27-Apr-11	4-Sep-11	1-Nov-11	2-Jan-12	25-Jan-12	25-Apr-12	26-Jun-12
Exercise Price	$39.00	$29.70	$29.61	$33.70	$31.09	$31.11	$22.30
Terms of Exercise	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-03	4-Sep-03	1-Nov-03	2-Jan-04	25-Jan-03	25-Apr-04	26-Jun-04
	32% on	32% on	32% on	32% on	50% on	32% on	32% on
	27-Apr-04	4-Sep-04	1-Nov-04	2-Jan-05	25-Jan-04	25-Apr-05	26-Jun-05
36% on 27-Apr-05		36% on 4-Sep-05	36% on 1-Nov-05	36% on 2-Jan-06		36% on 25-Apr-06	36% on 26-Jun-06
Number of Shares to be acquired with Outstanding Options as of December 31, 2011	0	0	0	17,800	2,357,773	6,669,201	82,706
Held by Managing Board/Executive Officers	0	0	0	0	122,860	327,530	0

2001 Plan (Employees) (continued)
April 25, 2001 (outstanding grants)

	Tranche 8	Tranche 9	Tranche 10	Tranche 11	Tranche 12	Tranche 13	Tranche 14	Tranche 15	Tranche 16	Tranche 17
Date of the grant	1-Aug-02	17-Dec-02	14-Mar-03	3-Jun-03	24-Oct-03	2-Jan-04	26-Apr-04	1-Sep-04	31-Jan-05	17-Mar-05
Total Number of Shares which may be purchased	24,500	14,400	11,533,960	306,850	135,500	86,400	12,103,490	175,390	29,200	13,000
Vesting Date	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
Expiration Date	1-Aug-12	17-Dec-12	14-Mar-13	3-Jun-13	24-Oct-13	2-Jan-14	26-Apr-14	1-Sep-14	31-Jan-15	17-Mar-15
Exercise Price	$20.02	$21.59	$19.18	$22.83	$25.90	$27.21	$22.71	$17.08	$16.73	$17.31
Terms of Exercise	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-04	17-Dec-04	14-Mar-05	3-Jun-05	24-Oct-05	2-Jan-06	26-Apr-06	1-Sep-06	31-Jan-07	17-Mar-07
	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on	32% on
	1-Aug-05	17-Dec-05	14-Mar-06	3-Jun-06	24-Oct-06	2-Jan-07	26-Apr-07	1-Sep-07	31-Jan-08	17-Mar-08
	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on	36% on
	1-Aug-06	17-Dec-06	14-Mar-07	3-Jun-07	24-Oct-07	2-Jan-08	14-Mar-08	1-Sep-08	31-Jan-09	17-Mar-09
Number of Shares to be acquired with Outstanding Options as of December 31, 2010	1,300	12,900	8,080,781	151,850	86,650	11,200	8,517,310	98,381	17,300	0
Held by Managing Board/Executive Officers	0	0	394,350	0	31,000	0	479,200	0	0	0

4.8.3.2.         2008 non-vested Stock Award Plan — 2008 Allocation

In 2008, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008, up to six million non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2008 also approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 5,773,705 shares have been awarded under such allocation as of December 31, 2011, out of which none remain outstanding and non-vested as of December 31, 2011.

4.8.3.3.        2008 non-vested Stock Award Plan — 2009 Allocation

In 2009, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2009, up to six million non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2009 also approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 5,583,540 shares have been awarded under such allocation as of December 31, 2011, out of which up to 1,257,038 remain outstanding but non-vested as of December 31, 2011.

4.8.3.4.        2008 non-vested Stock Award Plan — 2010 Allocation

In 2010, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2010, up to 6,516,460 non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2010 approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 6,566,375 shares have been awarded under such allocation as of December 31, 2011, out of which up to 3,224,558 remain outstanding but non-vested as of December 31, 2011.

4.8.3.5.        2008 non-vested Stock Award Plan — 2011 Allocation

In 2011, in accordance with the Employee Unvested Share Award Plan as approved by our shareholders at our annual shareholders’ meeting in 2008 and further approved by our shareholders at our annual shareholders’ meeting in 2011, up to 6,150,000 non-vested stock awards could be granted to our senior executives and certain of our key employees. Our shareholders at our annual shareholders’ meeting in 2011 approved the grant of up to 100,000 non-vested Stock Awards to our President and CEO. 5,976,630 shares have been awarded under such allocation as of December 31, 2011, out of which up to 5,945,815 remain outstanding but non-vested as of December 31, 2011.

Pursuant to such approval, the Compensation Committee, upon delegation from our Supervisory Board, has approved the conditions which shall apply to the vesting of such awards. These conditions relate both to our financial performance meeting certain defined criteria in 2011, and to the continued presence at the defined vesting dates in 2012, 2013 and 2014 of the beneficiaries of the non-vested stock awards.

Furthermore, the Compensation Committee, on behalf of the entire Supervisory Board and with the approval of the entire Supervisory Board, approved the list of beneficiaries of the unvested stock awards and delegated to our President and Chief Executive Officer the right to grant certain additional unvested stock awards to key employees, in exceptional cases, provided that the total number of unvested stock awards granted to executives and key employees shall not exceed 6,150,000 for 2011 shares.

The implementation of our Stock Based Compensation Plan for Employees is subject to periodic proposals from our Managing Board to our Supervisory Board, and recommendations by the Compensation Committee of our Supervisory Board.

4.8.4. Supervisory Board Stock Option Plans

In deviation of best practice provision III.7.1 of the Dutch Corporate Governance Code, as stated in our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004, we strongly believe that the granting of stock-based compensation to members of our Supervisory Board enables better identification with shareholder interests and that stock-based compensation is conducive to attracting, incentivizing and retaining the most suitable candidates to accept service as a member of our Supervisory Board, in light of worldwide practices in the semiconductor and technology industries.

4.8.4.1.         1999 Stock Option Plan for members and professionals of our Supervisory Board.

A plan was adopted in 1999 for a three-year period expiring on December 31, 2001 (the “1999 Stock Option Plan”), providing for the grant of at least the same number of options as were granted during the period from 1996 to 1999.

4.8.4.2.        2002 Stock Option Plan for members and professionals of our Supervisory Board.

A 2002 plan was adopted on March 27, 2002 (the “2002 Stock Option Plan”). Pursuant to this 2002 Plan, the annual shareholders’ meeting authorized the grant of 12,000 options per year to each member of our Supervisory Board during the course of his three-year tenure (during the three-year period from 2002-2005), and 6,000 options per year to all of the professionals. Pursuant to the 1999 and 2002 Plans, stock options for the subscription of 819,000 shares were granted to the members of the Supervisory Board and professionals. Options were granted to members and professionals of our Supervisory Board under the 1999, and 2002 Stock Option Plans as shown in the table below:

1999 and 2002 Plans (for Supervisory Board Members and Professionals)
(outstanding grants)

Date of Annual
	May 31, 1999		March 27, 2002
Shareholders’ Meeting	Tranche 3	Tranche 1	Tranche 2	Tranche 3
Date of the grant	27-Apr-01	25-Apr-02	14-Mar-03	26-Apr-04
Total Number of Shares which may be purchased	112,500	132,000	132,000	132,000
Vesting Date	27-Apr-02	25-May-02	14-Apr-03	26-May-04
Expiration Date	27-Apr-11	25-Apr-12	14-Mar-13	26-Apr-14
Exercise Price	$39.00	$31.11	$19.18	$22.71
Terms of Exercise	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year	All exercisable after 1 year
Number of Shares to be acquired with Outstanding Options as of December 31, 2011	0	108,000	108,000	132,000

4.8.4.3. 2005, 2006 and 2007 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2005 Annual Shareholders’ meeting approved the adoption of a three year stock based compensation plan for Supervisory Board members and Professionals. The plan provided for the grant of a maximum number of 6,000 newly issued shares per year for each member of the Supervisory Board and 3,000 newly issued shares for each of the Professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our share. Pursuant to our 2007 annual shareholders’ meeting, the 2005 plan was modified as the maximum number was increased to 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares per year for each professional of the Supervisory Board for the remaining year of the plan.

In 2005, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2008. In 2006, 66,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2009. In 2007, 165,000 shares were granted to the beneficiaries under such plan, which had completely vested as of December 31, 2010.

The table below reflects the grants to the Supervisory Board members and professionals under the 2005 Stock Based Compensation Plan as of December 31, 2011.

	2005	2006	2007
Total number of Shares outstanding	0	0	0
Expiration date	25-Oct-15	29-Apr-16	28-Apr-17

4.8.4.4. 2008, 2009 and 2010 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2008 annual shareholders’ meeting approved the adoption of a new three year stock based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2008, 165,000 shares were granted to the beneficiaries under such plan, out of which 0 were outstanding as of December 31, 2011. In 2009, 165,000 shares were granted to the beneficiaries under such plan, out of which 35,000 were outstanding as of December 31, 2011. In 2010, 172,500 shares were granted to the beneficiaries under such plan, out of which 75,000 were outstanding as of December 31, 2011.

The table below reflects the grants to the Supervisory Board members and professionals under the 2008 Stock Based Compensation Plan as of December 31, 2011.

	2008	2009	2010
Total number of Shares outstanding	0	35,000	75,000
Expiration date	14-May-18	20-May-19	27-May-20

4.8.4.5. 2011, 2012 and 2013 Stock-based Compensation for members and professionals of the Supervisory Board.

Our 2011 annual shareholders’ meeting approved the adoption of a new three-year stock-based compensation plan for Supervisory Board members and professionals. This plan provides for the grant of a maximum number of 15,000 newly issued shares per year for each member of the Supervisory Board and 7,500 newly issued shares for each of the professionals of the Supervisory Board at a price of €1.04 per share, corresponding to the nominal value of our shares. In 2011, 172,500 shares were granted to the beneficiaries under such plan, out of which 142,500 were outstanding as of December 31, 2011.

	2011	2012	2013
Total number of Shares outstanding	142,500	-	-
Expiration date	5-May-21	-	-

5.    Corporate Governance

This corporate governance chapter includes the information referred to in the Decree of December 23, 2004 adopting further rules regarding the contents of the annual report, as amended and extended by the Decree of March 20, 2009 (the “Decree”). This corporate governance chapter serves as the declaration as referred to in Section 2a of the Decree.

5.1. Commitment to the principles of good corporate governance

Our consistent commitment to the principles of good corporate governance is evidenced by:

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Our corporate organization under Dutch law that entrusts our management to a Managing Board acting under the supervision and control of a Supervisory Board totally independent from the Managing Board. Members of our Managing Board and of our Supervisory Board are appointed and dismissed by our shareholders.

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Our early adoption of policies on important issues such as “business ethics” and “conflicts of interest” and strict policies to comply with applicable regulatory requirements concerning financial reporting, insider trading and public disclosures.

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Our compliance with Dutch securities laws, because we are a company incorporated under the laws of The Netherlands, as well as our compliance with American, French and Italian securities laws, because our shares are listed in these jurisdictions, in addition to our compliance with the corporate, social and financial laws applicable to our subsidiaries in the countries in which we do business.

•	Our broad-based activities in the field of corporate social responsibility, encompassing environmental, social, health, safety, educational and other related issues.

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Our implementation of a non-compliance reporting channel (managed by a third party) for issues regarding accounting, internal controls or auditing. A special ombudsperson has been appointed by our Supervisory Board, following the proposal of its Audit Committee, to collect all complaints, whatever their source, regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

•
Our Principles of Sustainable Excellence (“PSE”), which require us to integrate and execute all of our business activities, focusing on our employees, customers, shareholders and global business partners;

•	Our Ethics Committee, whose mandate is to provide advice to management and employees about our PSE and other ethical issues;

•	Our Chief Compliance Officer, who reports directly to the Chief Administrative Office as of October 2010, acts as Executive Secretary to our Supervisory Board and chairs our Ethics Committee; and

•	Our Head of Internal Audit, who reports directly to our Audit Committee.

As a Dutch company, we are subject to the Dutch Corporate Governance Code as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008. As we are listed on the NYSE, Euronext Paris, the Borsa Italiana in Milan, but not in The Netherlands, our policies and practices cannot be in every respect consistent with all Dutch “Best Practice” recommendations. We have summarized our policies and practices in the field of corporate governance in the ST Corporate Governance Charter, including our corporate organization, the remuneration principles which apply to our Managing and Supervisory Boards, our information policy and our corporate policies relating to business ethics and conflicts of interests, which was approved by our shareholders at our 2004 annual shareholders’ meeting. We are committed to informing our shareholders of any significant changes in our corporate governance policies and practices at our annual shareholders’ meeting. Along with our Supervisory Board Charter (which includes the charters of our Supervisory Board Committees) and our Code of Business Conduct and Ethics, the current version of our ST Corporate Governance Charter, which is incorporated by reference herein, is posted on our website, at http:/www.st.com/stonline/company/governance/ index.htm, and these documents are available in print to any shareholder who may request them. As recommended by the Dutch Corporate Governance Monitoring Committee, this Corporate Governance Chapter includes information on the broad outline of our corporate governance structure and our compliance with the Code.

Our Supervisory Board is carefully selected based upon the combined experience and expertise of its members. Certain of our Supervisory Board members, as disclosed in their biographies set forth above, have existing relationships or past relationships with FT1CI, FSI, CEA and the Italian Ministry of the Economy and Finance, who are currently parties to the STH Shareholders’ Agreement as well as with ST Holding or ST Holding II, our major shareholder or with other parties that are among our suppliers, customers or technology partners. The interests of our controlling shareholders, which are in turn controlled respectively by the French and Italian governments, may conflict with investors’ interests. Such relationships may give rise to potential conflicts of interest. However, in fulfilling their duties under Dutch law, Supervisory Board members serve the best interests of all of our stakeholders and of our business and must act independently in their supervision of our management. Our Supervisory Board has adopted criteria to assess the independence of its members in accordance with corporate governance listing standards of the NYSE.

Our Supervisory Board has on various occasions discussed Dutch corporate governance standards, the implementing rules and corporate governance standards of the SEC and of the NYSE, as well as other corporate governance standards.

The Supervisory Board has determined, based on the evaluations by an ad hoc committee, the following independence criteria for its members: Supervisory Board members must not have any material relationship with STMicroelectronics N.V., or any of our consolidated subsidiaries, or our management. A “material relationship” can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others, but does not include a relationship with direct or indirect shareholders. As a result we have deviated from the independence criteria as included in best practice provision III.2.2 of the Dutch Corporate Governance Code, specifically item f of such best practice provision which states that a member of the Supervisory Board is not independent if he (or his wife, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree as defined under Dutch law) is a member of the management board — or is a representative in some other way — of a legal entity which holds at least 10% of our shares, unless such entity is a member of our group.

We believe we are fully compliant with all material NYSE corporate governance standards, to the extent possible for a Dutch company listed on Euronext Paris, Borsa Italiana, as well as the NYSE. Because we are a Dutch company, the Audit Committee is an advisory committee to the Supervisory Board, which reports to the Supervisory Board, and our shareholders must approve the selection of our statutory auditors. Our Audit Committee has established a charter outlining its duties and responsibilities with respect to the monitoring of our accounting, auditing, financial reporting and the appointment, retention and oversight of our external auditors. In addition, our Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential anonymous submission by our employees regarding questionable accounting or auditing matters.

Pursuant to our Supervisory Board Charter, the Supervisory Board is responsible for handling and deciding on potential reported conflicts of interests between the Company on the one hand and members of the Supervisory Board and Managing Board on the other hand.

For example, one of the members of our Supervisory Board is a member of the Board of Directors of Technicolor (formerly known as Thomson), another is the nonexecutive Chairman of the Board of Directors of ARM Holdings PLC (“ARM”), one of our Supervisory Board members is a member of the Supervisory Board of Soitec, two of the members of the Supervisory Board are also members of the Supervisory Board of BESI and one of the members of our Supervisory Board is a director of Oracle Corporation (“Oracle”) and Flextronics International. One of our executive officers is a member of the Board of Directors of Soitec and Adecco. Adecco, as well as Oracle’s new subsidiary PeopleSoft, supply certain services to our Company. We have certain licensing agreements with ARM, and have conducted transactions with Soitec and BESI as well as with Technicolor and Flextronics. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of our Supervisory Board members and we believe that they are made on an arm’s length basis in line with market practices and conditions. Best practice provisions III.6.1. up to and including III.6.3 of the Dutch Corporate Governance Code have been complied with.

5.2. General Meeting of Shareholders

Our annual shareholders’ meetings are held at least annually, within six months after the close of each financial year, in Amsterdam, Haarlemmermeer (Schiphol Airport), Rotterdam or The Hague, the Netherlands. Extraordinary shareholders’ meetings may be held as often as our Supervisory Board deems necessary, and must be held upon the written request of registered shareholders or other persons entitled to attend shareholders’ meetings of at least 10% of the total issued share capital to our Managing Board or our Supervisory Board specifying in detail the business to be dealt with. Such written requests may not be submitted electronically. In the event that the Managing Board or the Supervisory Board does not convene the shareholders’ meeting within six weeks of such a request, the aforementioned shareholders or individuals may be authorized by a competent judicial authority.

Notice of shareholders’ meetings shall be given by our Managing Board or by our Supervisory Board or by those who according to the law or our Articles of Association are entitled thereto. The notice shall be given in such manner as shall be authorized or required by law (including but not limited to a written notice, a legible and reproducible message sent by electronic means and an announcement published by electronic means), as well as in accordance with the regulations of a stock exchange where our shares are officially listed at our request. In addition, shareholders and other persons entitled to attend the shareholders’ meetings that are registered in our share register shall be notified by letter that the meeting is being convened. The notice convening the shareholders’ meeting shall be given with due observance of the statutory notice period, which currently is 42 days prior to the date of the shareholders’ meeting.

The notice of the shareholders’ meeting states the business to be transacted as well as other information prescribed by law and our Articles of Association. The agenda is fixed by the author of the notice of the meeting; however, one or more shareholders or other persons entitled to attend shareholders’ meetings representing at least one-tenth of our issued share capital may, provided that the request was made at least five days prior to the date of convocation of the meeting, request that proposals be included on the agenda. Notwithstanding the previous sentence, reasoned proposals of persons who are entitled to attend shareholders’ meetings will be included on the agenda, if such proposals are made in writing to our Managing Board within a period of sixty days before that meeting by persons who are entitled to attend our shareholders’ meetings who, solely or jointly, represent at least 1% of our issued share capital or a market value of at least €50,000,000. The requests referred to in the previous two sentences may not be submitted electronically. The aforementioned requests must comply with conditions stipulated by our Managing Board, subject to the approval of our Supervisory Board, which shall be posted on our website.

Dutch law prescribes a fixed registration date of 28 days prior to the date of the shareholders’ meeting, which means that shareholders and other persons entitled to attend shareholders’ meetings are those persons who have such rights at such date and, as such, are registered in a register designated by our Managing Board, regardless of who is a shareholder or otherwise a person entitled to attend shareholders’ meetings at the time of the meeting if a registration date as referred to in our Articles of Association had not been prescribed or applicable.

Unless otherwise required by our Articles of Association or Dutch law, resolutions of shareholders’ meetings require the approval of a majority of the votes cast at a meeting at which at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall be entitled, irrespective of the share capital represented, to pass a resolution. We may not vote our shares held in treasury. Blank and invalid votes shall not be counted.

The most important items of our shareholders’ meeting are:

•	the adoption of our annual accounts;

•	the adoption of a dividend;

•	the discharge of the members of our Managing Board and Supervisory Board;

•	the adoption of the compensation policy of our Managing Board;

•	the determination of the compensation of the members of our Supervisory Board;

•	the appointment, suspension and dismissal of the sole member of our Managing Board;

•	the appointment, suspension and dismissal of the members of our Supervisory Board;

•	the appointment of our auditors;

•	the authorization to our Managing Board to repurchase shares;

•	the issuance of shares and the granting of rights to subscribe for shares (option rights) as well as the delegation of these authorities to our Supervisory Board;

•	approving resolutions of our Managing Board as referred to below under “Managing Board”;

•	resolutions regarding the amendment of our Articles of Association, our liquidation, legal merger and legal demerger.

Under Dutch law, our shareholders’ meeting has the authority to adopt our statutory IFRS annual accounts as prepared by our Managing Board. Our shareholders’ meeting does not have the authority to amend our statutory IFRS annual accounts as prepared by our Managing Board. Our shareholders’ meeting can:

i.	either adopt our statutory IFRS annual accounts in the form as prepared by our Managing Board; or

ii.	instruct our Managing Board to amend our statutory IFRS annual accounts before adopting these annual accounts; or

iii.	not adopt the statutory IFRS annual accounts.

If our shareholders’ meeting instructs our Managing Board to amend our statutory IFRS annual accounts, our Managing Board is required to make the necessary amendments, unless the instruction contravenes the provisions of reasonableness and fairness (redelijkheid en billijkheid). Furthermore, the instruction must not contravene with the applicable presentation rules for the statutory IFRS annual accounts, including requirements of consistency and balance continuity. If there are multiple options, our shareholders’ meeting is authorized to decide with due observance of said limits.

If there are doubts regarding the correctness of our statutory IFRS annual accounts, the annual report and the other information, a petition for revision of our statutory IFRS annual accounts can be filed with the Enterprise Chamber (Ondernemingskamer) of the Amsterdam Court of Appeal in the Netherlands by each interested party on the basis of non-compliance with the applicable presentation requirements for the statutory IFRS annual accounts, the annual report and/or the other information prescribed by the EU IFRS regime, Title 9 of Book 2 of the Dutch Civil Code and/or the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht). The petition must state in which respect the documents require revision. The petition can also be filed by the Advocate General (advocaat-generaal) of the Amsterdam Court of Appeal on the basis of public interest as well as the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) with due observance of Section 4 of the Dutch Financial Markets Supervision Act.

5.3. Supervisory Board

Our Supervisory Board advises our Managing Board in performing its management tasks and supervises the policies of our Managing Board and the general course of our affairs and business. In discharging its duties, our Supervisory Board shall be guided by our interests and our business; it shall take into account the relevant interests of all those involved in us (including our shareholders). Our Supervisory Board is responsible for the quality of its own performance.

Our Supervisory Board consists of at least six members, the number to be determined by our shareholders’ meeting upon the proposal of our Supervisory Board. Members of our Supervisory Board are appointed by our shareholders’ meeting for a three-year term, as defined in our Articles of Association, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented.

Members of our Supervisory Board may be suspended or dismissed by our shareholders’ meeting by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. Our Supervisory Board may make a proposal to our shareholders’ meeting for the suspension or dismissal of one or more of its members.

The responsibilities of our Supervisory Board include (but are not limited to):

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supervising, monitoring, and advising our Managing Board on: (i) our performance, (ii) our strategy and risks inherent to our business activities, (iii) the structure and management of the internal risk management and control systems, and (iv) compliance with legislation and regulations;

•	disclosing, complying with and enforcing our corporate governance structure;

•	selecting and recommending the appointment of the member(s) of the Managing Board;

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proposing the compensation policy for the member(s) of our Managing Board (such policy to be adopted by our shareholders’ meeting), fixing the compensation annually and the contractual terms and conditions of employment of the member(s) of our Managing Board (in accordance with the said compensation policy);

•	electing and recommending the appointment of the members of our Supervisory Board and proposing their remuneration;

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evaluating and assessing the functioning of our Managing Board, our Supervisory Board, and their individual members (including the evaluation of our Supervisory Board’s profile and the induction, education and training program);

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handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	reviewing and approving our whistleblower procedures upon approval by the Audit Committee;

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handling, and deciding on, potential reported conflicts of interest between us on the one hand and members of our Supervisory Board, our Managing Board, our external auditor and our (major) shareholder(s) on the other hand;

•	selecting and recommending the appointment of our external auditor upon proposal by the Audit Committee;

•	handling, and deciding on, reported alleged irregularities that relate to the functioning of our Managing Board;

•	approving decisions by our Managing Board as referred above under “Managing Board”;

•	supervising the adoption and implementation by our Managing Board on a consolidated basis of strategic pluri-annual plans and annual budgets in line with the decisions of our Supervisory Board;

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on an annual basis, the renewal of the authorization by our Managing Board to issue guarantees to companies whose accounts are consolidated by us, as well as guarantees granted to third parties including nonconsolidated subsidiaries of us;

The Supervisory Board Charter, as posted on our website, contains detailed provisions on the reporting and handling of (potential) conflicts of interest.

For information on the identity of our Supervisory Board, including its committees, as well as the compensation of the members of our Supervisory Board, see the report of our Supervisory Board. We believe that at least one member of our Supervisory Board can be regarded as a financial expert within the meaning of best practice provision III.3.2 of the Dutch Corporate Governance Code.

For information on the role and identity of the committees of our Supervisory Board, see the report of our Supervisory Board.

5.4. Managing Board

In accordance with Dutch law, our management is entrusted to the Managing Board under the supervision of our Supervisory Board. Mr. Carlo Bozotti, re-appointed in 2011 for a three-year term to expire at the end of our annual shareholders’ meeting in 2014, is currently the sole member of our Managing Board with the function of President and Chief Executive Officer. Mr. Alain Dutheil served as our Chief Operating Officer, reporting to Mr. Bozotti until January 26, 2011 and Mr. Didier Lamouche has succeeded Mr. Dutheil in this position as of January 26, 2011. Effective December 1, 2011, Mr. Lamouche has been appointed Chief Executive Officer of ST-Ericsson. Mr. Lamouche serves as Chief Operating Officer, reporting to Mr. Bozotti. Since its creation in 1987, our managing board has always been comprised of a sole member. The member of our Managing Board is appointed for a three year term, as described in our Articles of Association, which may be renewed one or more times in accordance with our Articles of Association upon a non-binding proposal by our Supervisory Board at our shareholders’ meeting and adoption by a simple majority of the votes cast at the shareholders’ meeting where at least 15% of the issued and outstanding share capital is present or represented. If our Managing Board were to consist of more than one member, our Supervisory Board would appoint one of the members of our Managing Board to be chairman of our Managing Board for a three year term, as defined in our Articles of Association (upon approval of at least three quarters of the members of our Supervisory Board). In such case, resolutions of our Managing Board would require the approval of a majority of its members.

Our shareholders’ meeting may suspend or dismiss one or more members of our Managing Board at a meeting at which at least one half of the outstanding share capital is present or represented. If a quorum is not present, a further meeting shall be convened, to be held within four weeks after the first meeting, which shall be entitled, irrespective of the share capital represented, to pass a resolution with regard to the suspension or dismissal of one or more members of our Managing Board. Such a quorum is not required if a suspension or dismissal is proposed by our Supervisory Board. In that case, a resolution to dismiss or to suspend a member of our Managing Board can be taken by a simple majority of the votes cast at a meeting where at least 15% of our issued and outstanding share capital is present or represented. Our Supervisory Board may suspend members of our Managing Board, but a shareholders’ meeting must be convened within three months after such suspension to confirm or reject the suspension. Our Supervisory Board shall appoint one or more persons, who shall, at any time, in the event of absence or inability to act of all the members of our Managing Board, be temporarily responsible for our management.

Under Dutch law, our Managing Board is entrusted with our general management and the representation of the Company. Our Managing Board must seek prior approval from our shareholders’ meeting for decisions regarding a significant change in the identity or nature of the Company. Under our Articles of Association, our Managing Board must obtain prior approval from our Supervisory Board for (i) all proposals to be submitted to a vote at a shareholders’ meeting; (ii) the formation of all companies, acquisition or sale of any participation, and conclusion of any cooperation and participation agreement; (iii) all of our multi-year plans and the budget for the coming year, covering investment policy, policy regarding R&D, as well as commercial policy and objectives, general financial policy, and policy regarding personnel; and (iv) all acts, decisions or operations covered by the foregoing and constituting a significant change with respect to decisions already taken by our Supervisory Board. In addition, under our Articles of Association, our Supervisory Board and our shareholders’ meeting may specify by resolution certain additional actions by our Managing Board that require its prior approval.

In accordance with our Corporate Governance Charter, the sole member of our Managing Board and our Executive Officers may not serve on the board of a public company without the prior approval of our Supervisory Board. We are not aware of any potential conflicts of interests between the private interest or other duties of our sole Management Board member and our Executive Officers and their duties to our Company.

Pursuant to the charter adopted by our Supervisory Board, the following decisions by our Managing Board with regards to the Company and any of our direct or indirect subsidiaries (an “ST Group Company”) require prior approval from our Supervisory Board: (i) any modification of our or any ST Group Company’s Articles of Association or other constitutional documents, other than those of wholly owned subsidiaries; (ii) any change in our or any ST Group Company’s authorized share capital or any issue, acquisition or disposal by us of our own shares, or any ST Group Company’s shares, or change in share rights or issue of any instruments granting an interest in our or an ST Group Company’s capital or profits other than those of our wholly owned subsidiaries; (iii) any liquidation or dissolution of us or any ST Group Company or the disposal of all or a substantial and material part of our business or assets, or those of any ST Group Company, or of any shares in any such ST Group Company; (iv) any merger, acquisition or joint venture agreement (and, if substantial and material, any agreement relating to IP) or formation of a new company to which we or any ST Group Company is, or is proposed to be, a party, as well as the formation of new companies by us or any ST Group Company (with the understanding that only acquisitions above $25 million per transaction are subject to prior Supervisory Board approval); (v) approval of our draft consolidated balance sheets and financial statements, as well as our and our subsidiaries’ profit distribution policies; (vi) entering into any agreement that may qualify as a related party transaction, including any agreement between us or any ST Group Company and ST Holding, ST Holding II, FT1CI, Ministero dell’Economia e delle Finanze, FSI or CEA; (vii) the key parameters of our five-year plans and our consolidated annual budgets, as well as any significant modifications to said plans and budgets, or any one of the matters set forth in our Articles of Association and not included in the approved plans or budgets; (viii) approval of operations of exceptional importance which have to be submitted for Supervisory Board prior approval even if their financing was already provided for in the approved annual budget;

(ix) approval of our quarterly and annual Consolidated Financial Statements prepared in accordance with U.S. GAAP and semiannual and annual accounts using IFRS, prior to submission for shareholder adoption; and (x) the exercise of any shareholder right in an ST joint venture company, which is a company (a) with respect to which we hold directly or indirectly either a minority equity position in excess of 25% or a majority position without the voting power to adopt extraordinary resolutions, or (b) in which we directly or indirectly participate and such participation has a value of at least one third of our total assets according to the consolidated balance sheet and notes thereto in our most recently adopted (statutory) annual accounts.

5.5. Executive Officers

Our executive officers support our Managing Board in its management of the Company, without prejudice to our Managing Board’s ultimate responsibility. New corporate officers during 2011 and the first months of 2012 include: Mr. Didier Lamouche, who became the Chief Operating Officer on January 26, 2011; Ms. Claudia Levo, who joined the Company in January 2011 as Corporate Vice President, Communications; Mr. Fabio Gualandris, who rejoined the Company in February 2011 as Corporate Vice President Product Quality Excellence (promoted to Executive Vice President in February 2012); Mr. Benedetto Vigna, who was appointed Corporate Vice President, General Manager of the Analog, MEMS & Sensors Product Group in September 2011 (promoted to Executive Vice President in February 2012); Mr. Stephane Delivre, who joined the Company in December 2011 as Corporate Vice President, Global Chief Information Officer; Mr. Marco Monti, who was appointed Executive Vice President, General Manager Automotive Product Group in January 2012; Mr. Mario Arlati, who was appointed Executive Vice President, Member of the Corporate Strategic Committee, Chief Financial Officer in February 2012; Mr. Giuseppe Notarnicola, who was appointed Corporate Vice President, Corporate Treasury in February 2012; Mr. Eric Aussedat, who was appointed Corporate Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group in February 2012; Mr. Lorenzo Grandi who was appointed Corporate Vice President, Corporate Control in February 2012; Mr. Joel Hartmann who was appointed Corporate Vice President, Front-End Manufacturing & Technology R&D in February 2012; Mr. Philippe Magarshack who was appointed Corporate Vice President, Design Enablement & Services in February 2012 and Mr. Jerome Roux who was appointed Corporate Vice President, Global Purchasing & Outsourcing in February 2012.

As of March 2012, our organizational chart is as follows:

As a company committed to good governance, we hold several corporate meetings on a regular basis. Such meetings, which involve the participation of several of our executive officers, include:

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Corporate Operations Reviews (COR), which meets once per month to review monthly results and short-term forecasts and involves the following executive officers/groups: CEO; COO; CFO; CAO; Infrastructures and Services; Product Quality Excellence; Manufacturing (Front-End and Back-End); TR&D; Regions; Product Groups.

•
Corporate Staff Meeting, which meets once per quarter to review the business in its entirety and to plan and forecast for the next quarter and beyond. The Corporate Staff Meeting includes all Executive Officers.

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Corporate Strategic Committee, which meets six times per year, sets corporate policy, coordinates strategies of our various functions and drives major cross functional programs. The Corporate Strategic Committee meetings are attended by the CEO, and the following senior executive officers: Mario Arlati; Orio Bellezza; Jean Marc Chery; Paul Grimme; Tjerk Hooghiemstra; Otto Kosgalwies, Philippe Lambinet and Carmelo Papa.

Our executive officers during 2011 were:

Name	Position (11)	Years with Company	Years in Semi- Conductor Industry	Age
Carlo Bozotti, Chairman	President and Chief Executive Officer	35	35	59
Didier Lamouche, Vice Chairman(1)	Chief Operating Officer	1	24	52
Georges Auguste(2)	Executive Vice President, Packaging and Test Manufacturing	25	37	62
Orio Bellezza	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Front-End & Manufacturing Technology R&D IMS & APG	28	28	52
Gian Luca Bertino (3)	Executive Vice President, Digital Convergence Group	14	25	52
Marco Luciano Cassis	Executive Vice President, President, Japan & Korea Region	24	24	48
Patrice Chastagner	Corporate Vice President, Human Resources	27	27	64
Jean-Marc Chery	Executive Vice President, Member of the Corporate Strategic Committee, Chief Manufacturing & Technology Officer	27	27	51
Andrea Cuomo (4)	Executive Vice President, Chairman 3Sun, AST & Special Projects	28	28	57
Claude Dardanne	Executive Vice President, General Manager, Microcontroller Memory & Secure MCU	29	32	59
Stephane Delivre (5)	Corporate Vice President, Global Chief Information Officer	0.1	11	52
Carlo Ferro (6)	Executive Vice President, Corporate Projects	12	12	51
Alisia Grenville	Corporate Vice President, Chief Compliance Officer	4	4	44
Paul Grimme (7)	Executive Vice President, Member of the Corporate Strategic Committee, General Manager Sales & Marketing Europe, Middle-East and Africa	3	31	52
Fabio Gualandris (8)	Executive Vice President, Product Quality Excellence	23	27	52
François Guibert	Executive Vice President, President, Greater China & South Asia Region	31	34	58
Tjerk Hooghiemstra	Executive Vice President, Member of the Corporate Strategic Committee, Chief Administrative Officer	2	8	55
Otto Kosgalwies	Executive Vice President, Member of the Corporate Strategic Committee, Infrastructures and Services	28	28	56
Robert Krysiak	Executive Vice President, President, Americas Region	29	29	57
Philippe Lambinet	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Digital Sector and Corporate Strategy	18	25	54
Loïc Lietar	Executive Vice President, New Ventures	26	26	49
Claudia Levo (9)	Corporate Vice President, Communications	1	3	46
Pierre Ollivier	Corporate Vice President, General Counsel	22	22	56
Carmelo Papa	Executive Vice President, Member of the Corporate Strategic Committee, General Manager, Industrial & Multisegment Sector	29	29	62
Benedetto Vigna (10)	Executive Vice President, General Manager Analog, MEMS & Sensors	17	17	42

(1)         Mr. Didier Lamouche replaced Mr. Alain Dutheil on January 26, 2011. Mr. Dutheil retired in May 2011 and has continued to act as an advisor to the Company. Effective December 1, 2011, Mr. Lamouche suspended his operational responsibilities in view of his appointment as President and Chief Executive Officer of ST-Ericsson.
(2)         Mr. Georges Auguste has held this position since May 2011. He succeeded Jeffrey See, who retired in June 2011.
(3)         Mr. Gian Luca Bertino was responsible for the Computer and Communication Infrastructure Product Group during 2011 and has held this new position since February 2012.
(4)         Mr. Andrea Cuomo was responsible for the Europe, Middle East and Africa Region during 2011 and has held this new position since January 2012.
(5)         Mr. Stephane Delivre has held this position since December 2011.

(6)         Mr. Carlo Ferro was Chief Financial Officer during 2011 and has held this new position since February 20, 2012, when he temporarily left the position in view of his appointment as COO of ST-Ericsson. Effective February 20, 2012, and in the interim of Mr. Ferro’s assignment at ST-Ericsson, Mr. Mario Arlati is Executive Vice President, Chief Financial Officer.
(7)         Mr. Paul Grimme was responsible for the Automotive Product Group during 2011 and has held this new position since January 2012.
(8)         Mr. Fabio Gualandris has held this position since February 2011.
(9)         Ms. Claudia Levo has held this position since January 2011.
(10)       Mr. Benedetto Vigna has held this position since September 2011.
(11)       Other appointments in 2012: Mr. Eric Aussedat is Corporate Vice President, General Manager Imaging, Bi-CMOS ASIC & Silicon Photonics Group; Mr. Lorenzo Grandi is Corporate Vice President, Corporate Control; Mr. Joel Hartmann is Corporate Vice President, Front-End Manufacturing & Technology R&D; Mr. Philippe Magarshack is Corporate Vice President, Design Enablement & Services; Mr. Marco Monti is Executive Vice President, General Manager Automotive Product Group; Mr. Giuseppe Notarnicola is Corporate Vice President, Corporate Treasury and Mr. Jerome Roux is Corporate Vice President, Global Purchasing & Outsourcing.

Detailed biographies of our executive officers are available on our website www.st.com at http://www.st.com/internet/com/about_st/st_executive_officers.jsp

5.6. Indemnification of members of our Managing Board and Supervisory Board

To the extent permitted by Dutch law, members of our Managing Board and Supervisory Board as well as officers or agents of us shall be indemnified by us against expenses, such as the reasonable costs of defending claims, as stated in our Articles of Association. Under certain circumstances, there will be no entitlement to this reimbursement. We hold a Director & Officer liability insurance for the members of our Managing Board and Supervisory Board as well as our officers.

5.7. Risk Management and Control Systems

For the statement on the main features of our risk management and control systems and of the group of which the financial data are included in our annual accounts, please refer to the section Risk Management and Internal Control in the Report of the Managing Board.

5.8. Required information Article 10 Takeover Directive

The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.

This information comprises amongst other things:

•	the capital structure of the company;

•	restrictions on the transfer of securities and on voting rights;

•	special powers conferred upon the holders of certain shares;

•	the rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	the rules on the issuing and the repurchasing of shares by the company;

•
significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	agreements between the company and its board members or employees providing for a “golden parachute”.

Capital structure.

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2011, the number of common shares issued was 910,559,805 shares (December 31, 2010: 910,420,305 shares). As at December 31, 2011, the number of common shares outstanding was 884,995,094 shares (December 31, 2010: 881,686,303 shares).

Our authorized share capital amounts to EUR 1,809,600,000, divided into 1,200,000,000 common shares and 540,000,000 preference shares, with a nominal value of EUR 1.04 per share. As of December 31, 2010, 910,420,305 common shares were issued of which 28,734,002 were repurchased (representing 3.15% of the issued share capital as per December 31, 2010) and recorded as treasury shares. As of December 31, 2010, no preference shares were issued and outstanding.

Restrictions on the transfer of shares.

We not have restrictions on the transfer of our common and preference shares, provided that Stichting Continuïteit ST, if it holds preference shares, requires the consent of STMicroelectronics to sell or otherwise dispose of preference shares or voting rights attached thereto.

Holdings in us that are subject to a disclosure obligation.

For information on holdings in us that are subject to a disclosure obligation pursuant to Chapter 5.3 of the Dutch Financial Markets Supervision Act (“Wet op het financieel toezicht”), please refer to chapter “Major Shareholders” further on.

Special controlling rights.

We do not have special controlling rights attached to our common or preference shares.

Control of employees share/option schemes.

We do not have any scheme granting rights to employees to subscribe for or acquire shares in our share capital or the share capital of a subsidiary of us where the control is not directly exercised by the employees. However, key employees as determined by our Unvested Share Award Plans are granted share awards (as part of their compensation) with a staggered vested schedule pursuant to our determined criteria. Supervisory board members are granted share awards that vest immediately. For more information on employees share/option schemes, see the Remuneration Report.

Restrictions on voting rights.

We do not have any restrictions on voting rights nor have we cooperated in the issuance of depositary receipts for shares.

Agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights.

We do not have any agreements with shareholders that may give rise to restrictions on the transfer of shares or restrictions of voting rights. However, please see below under “Shareholders’ Agreements” for certain information on shareholders’ agreements regarding us to which we are not a party.

Provisions on appointment and dismissal of members of our Managing Board and Supervisory Board and amendment of our Articles of Association.

Please see the information included above under “Managing Board” and “Supervisory Board” with respect to the appointment and dismissal of the members of our Managing Board and Supervisory Board.

Our Articles of Association can be amended by our shareholders’ meeting, upon the proposal of our Supervisory Board, by a simple majority of the votes cast at a meeting where at least 15% of the issued and outstanding share capital is present or represented. If a quorum is not present, a further meeting can be convened which shall, irrespective of the share capital represented, to pass a resolution. If the relevant amendment affects the rights of holders of common shares or holders of preference shares, the approval of the meeting of holders of common shares and the meeting of holders of preference shares, respectively, is required.

Authority of the Managing Board regarding the issuance and repurchase of shares.

Our Managing Board does not have the authority to issue shares or grant rights to subscribe for shares pursuant to our Articles of Association. Our Supervisory Board has this authority. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on April 26, 2007, our Supervisory Board has been authorized for a period of five years to resolve to (i) issue any number of common shares and/or preference shares as comprised in our authorized share capital from time to time; (ii) to fix the terms and conditions of share issuance; (iii) to exclude or to limit preemptive rights of existing shareholders; and (iv) to grant rights to subscribe for common shares and/or preference shares, all for a period of five years from the date of such annual shareholders’ meeting, consequently valid until April 25, 2012. Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 3, 2011, our Supervisory Board has been authorized, as of April 25, 2012, for a period of three years to resolve upon (i) the issuance of shares or grant rights to subscribe for common shares up to a maximum of 10% of the issued common share capital as per December 31, 2011, increased with another 15% of the issued common share capital, as per December 31, 2011, in case of mergers and acquisitions, (ii) the terms and conditions of an issue of common shares and (iii) limitation and/or exclusion of the pre-emptive rights.

Pursuant to a shareholders’ resolution adopted at our annual shareholders’ meeting held on May 3, 2011, our Managing Board, subject to the approval of our Supervisory Board, is authorized for a period up to November 2, 2012 (inclusive) to acquire shares subject to the limits of our Articles of Association and the acquisition price conditions set forth in such shareholders’ resolution. Furthermore, our Articles of Association provide that we shall be able to acquire shares in our own share capital in order to transfer these shares under employee stock option or stock purchase plans, without an authorization of our shareholders’ meeting.

Agreements with the sole member of our Managing Board and other employees regarding distributions upon the termination of their employment contract in connection with a public offer on us.

The employment contract of our President and CEO, Mr. Bozotti, provides that upon a change of control following a takeover bid (i) all unvested stock awards granted to Mr. Bozotti will fully vest and (ii) the bonus payable under our Executive Incentive Plan will be due for the full amount, which is 150% of the executive gross annual base salary. Such benefits are not linked to termination of the employment agreement.

Stichting Continuïteit ST — our preference shares

We are a party to an option agreement with Stichting Continuïteit ST (the “Stichting”), entered into on January 22, 2007, with a duration of ten years, regarding our preference shares. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is independent of us. The option agreement provides for the issuance of up to a maximum 540,000,000 preference shares. Any such shares would be issued to the Stichting upon its request and in its sole discretion and upon payment of at least 25% of the par value of the preference shares to be issued. The shares would be issuable in the event of actions considered hostile by our Managing Board and our Supervisory Board, such as a creeping acquisition (in such case up to 30% minus one share of our issued and outstanding share capital) or an offer on our common shares, which are unsupported by our Managing Board and our Supervisory Board and which the board of the Stichting determines would be contrary to our interests, our shareholders or other stakeholders. The preference shares may remain outstanding for no longer than two years. No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control as well as to create a level-playing field in the event actions which are considered to be hostile by our Managing Board and our Supervisory Board, as described above, occur and which the board of the Stichting determines to be contrary to our interests and our shareholders and other stakeholders.

The board of the Stichting is currently comprised of the following three members:

•	Professor S.C.J.J. Kortmann, a well-known professor at law at the Radboud University in Nijmegen, the Netherlands, as Chairman of the board;

•	Mr. F. Ago, a well-known and experienced attorney at law in Italy; and

•	Mr. R. Barbier de la Serre.

All members of the board of the Stichting are independent from us.

5.9. Code of Ethics

Since 1987, we have had a corporate policy on Business Conduct and Ethics (the “Ethics Policy”) for all of our employees, including our chief executive officer and chief financial officer. We have adapted this Ethics Policy to reflect recent regulatory changes. The Ethics Policy is designed to promote honest and ethical business conduct, to deter wrongdoing and to provide principles to which our employees are expected to adhere and which they are expected to advocate.

The Ethics Policy provides that if any officer to whom it applies acts in contravention of its principles, we will take appropriate steps in terms of the procedures in place for fair disciplinary action. This action may, in cases of severe breaches, include dismissal.

Our Ethics Policy on Business Conduct and Ethics is posted on our internet website at http://www.st.com. There have been no amendments or waivers, express or implicit, to our Ethics Policy since its inception.

5.10. Deviations from the Code

According to the Dutch Corporate Governance Code, as revised by the Dutch Corporate Governance Monitoring Committee on December 10, 2008 (the “Code”), STMicroelectronics is required to publish a list of current exceptions to the Code, and an explanation why STMicroelectronics does not comply (“Comply or Explain”). For more information on the Dutch Corporate Governance Code, please visit the website www.commissiecorporategovernance.nl. Because STMicroelectronics is listed on the New York Stock Exchange (“NYSE”), it is required to comply with the U.S. Sarbanes-Oxley Act of 2002, as well as NYSE listing rules, and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (“SEC”). For the full text of the U.S. Sarbanes-Oxley Act of 2002 as well as the NYSE listing rules, and the rules and regulations promulgated by the SEC, please see www.sec.gov.

STMicroelectronics complies with the Code by applying most of its principles and best practice provisions that are addressed to the Managing Board and the Supervisory Board or by explaining why it deviates from such provisions. STMicroelectronics applies such principles and best practice provisions, with the exception of the following best practice provisions:

•
Best practice provision II.2.8: The remuneration in the event of dismissal of the sole member of our Managing Board exceeds one year’s salary and is equal to a gross lump sum payment in the amount of two years of the last gross annual salary, plus the variable (being the average of the last three year payout), subject to any and all legal, regulatory and/or contractual deductions applicable.

Furthermore, the Unvested Stock Awards allocated to the sole member of our Managing Board under the Unvested Stock Awards Plan that are not exercisable and vested will become fully exercisable and fully vested without any condition linked to this accelerated vesting. The remuneration in the event of dismissal shall be paid only if the employment agreement is terminated by us.

•	Best practice provision II.2.13: STMicroelectronics does not publish this information in detail, as this is considered competitively sensitive information.

•
Best practice provision III.2.2: STMicroelectronics criteria deviate from the criteria in the Dutch Corporate Governance Code but are in conformity with the STMicroelectronics Corporate Governance Charter as approved by our shareholders in the 2004 annual shareholders’ meeting.

•
Best practice provision III.3.5: The terms of office of two Supervisory Board members of STMicroelectronics (Messrs. Steve and De Waard) exceed the maximum term of twelve years as mentioned in the Dutch Corporate Governance Code. However, if the maximum term is exceeded, this is always approved by STMicroelectronics’s shareholders’ meeting as members of the Supervisory Board are appointed by our shareholders’ meeting. As mentioned in the Supervisory Board Charter (as well as our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004, we consider that it is not in our best interests to limit the number of terms a member of our Supervisory Board may serve on our Supervisory Board.

•
Best practice provision III.7.1: The remuneration of the Supervisory Board of STMicroelectronics partly consists of shares and or rights to shares. As stated in the our Corporate Governance Charter as approved by our annual shareholders’ meeting held in 2004, we strongly believe that the granting of irrevocable stock options or other stock-based compensation to Supervisory Board members enables better identification with shareholder interests and that stock-based compensation is conducive to attracting, incentivizing and retaining the most suitable candidates to accept service as Supervisory Board members, in light of worldwide practices in the semiconductor and technology industries.

•
Best practice provision III.5.11: The Chairman of the Supervisory Board is also the Chairman of the Compensation Committee. The members of the Supervisory Board have appointed the Chairman of the Supervisory Board as Chairman of the Compensation Committee.

5.11. Major Shareholders

The following table sets forth certain information with respect to the ownership of our issued common shares based on information available to us as of February 13, 2012:

	Common Shares Owned
Shareholders	Number	%
ST Holding II	250,704,754	27.53
Public	573,557,795	62.99
Brandes Investment Partners(1)	60,732,545	6.67
Treasury shares	25,564,711	2.81
Total	910,420,305	100
(1)
According to information filed in 2012 on Schedule 13G, Brandes Investment Partners’ shares in our company are beneficially owned by the following group of entities: Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby.

Our principal shareholders do not have different voting rights from those of our other shareholders.

ST Holding II is a wholly owned subsidiary of ST Holding. As of December 31, 2011, FT1CI (the “French Shareholder”), controlled by FSI and CEA, and the Ministry of the Economy and Finance (the “Italian Shareholder”), directly held 50% each in ST Holding. The indirect interest of FT1CI and the Ministry of the Economy and Finance in us is split on a 50%-50% basis. Through a structured tracking stock system implemented in the Articles of Association of ST Holding and ST Holding II, FT1CI and the Ministry of the Economy and Finance each indirectly held 125,352,377 of our common shares, representing approximately 13.7% of our issued share capital as of December 31, 2011. Any disposals or, as the case may be, acquisitions by ST Holding II on behalf of FT1CI or the Ministry of the Economy and Finance, will decrease or, as the case may be, increase the indirect interest of, respectively, FT1CI or the Ministry of the Economy and Finance, in our issued share capital. FT1CI is a jointly held company originally set up by Areva and France Telecom to control the interest of French shareholders in ST Holding. On December 31, 2010, FT1CI was controlled by Areva (79.2%) and CEA (20.8%). On March 30, 2011, FSI acquired Areva’s indirect interest in STMicroelectronics N.V., representing 10.9% of STMicroelectronics N.V.’s share capital (through the acquisition of Areva’s stake in FT1CI), at a price of €7.00 per share for a total of €695 million and signed a deed of adherence to the STH Shareholders’ Agreement. FSI thus substitutes and succeeds Areva as a party to the STH Shareholders’ Agreement, and Areva no longer holds any direct or indirect stake in STMicroelectronics N.V. and is no longer a party to the STH Shareholders’ Agreement. As of December 31, 2011, FSI and CEA are the sole shareholders of FT1CI, holding respectively 79.2% and 20.8% of FT1CI’s share capital. FSI is a strategic investment fund 51% owned by Caisse des dépôts et consignations and 49% owned by the French State. CEA is a French government-funded technological research organization.

ST Holding II owned 90% of our shares before our initial public offering in 1994, and has since then gradually reduced its participation, going below the 66% threshold in 1997 and below the 50% threshold in 1999. ST Holding II may further dispose of its shares. Set forth below is a table of ST Holding II’s holdings in us as of the end of each of the past three financial years:

	Common Shares Owned
	Number	%
December 31, 2011	250,704,754	27.5
December 31, 2010	250,704,754	27.5
December 31, 2009	250,704,754	27.5

Announcements about additional disposals of our shares by ST Holding II on behalf of one or more of its indirect shareholders, FSI, CEA, the Ministry of the Economy and Finance or FT1CI may come at any time.

The chart below illustrates the shareholding structure as of December 31, 2011:

(1)	In addition to the 27.5% held by ST Holding and the 69.7% held by the Public, 2.8% are held by us as Treasury Shares.

On December 21, 2011, the Board of ST Holding met and decided to propose a merger of ST Holding II into ST Holding at the next shareholders’ meetings of ST Holding and ST Holding II, such merger to be completed by the end of June 2012 with retroactive effect as of January 1, 2012. After this merger is completed, any reference to ST Holding II in this statement should refer to ST Holding.

Announcements about additional disposals by ST Holding II or our indirect shareholders may come at any time. Our direct or indirect shareholders may sell our existing common shares or issue financial instruments exchangeable into our common shares at any time while at the same time seeking to retain their rights regarding our preference shares. In addition, substantial sales by us of new common shares or convertible bonds could cause our common share price to drop significantly.

All transactions with major shareholders were at arm’s length, and are therefore in compliance with provision III.6.4 of the Dutch Corporate Governance Code.

5.12. Shareholders’ Agreements

5.12.1. STH Shareholders’ Agreement

We were formed in 1987 as a result of the decision by Thomson CSF (now called Thales) and STET (now called Telecom Italia S.p.A.) to combine their semiconductor businesses and to enter into a shareholders’ agreement on April 30, 1987, which was amended on December 10, 2001, restated on March 17, 2004 and further amended on February 26, 2008. The February 26, 2008 amended and restated agreement (as amended, the “STH Shareholders’ Agreement”) supersedes and replaces all previous agreements. The current parties to the STH Shareholders’ Agreement are FSI, CEA and their joint company FT1CI (the “French Shareholder”) and the Ministry of the Economy and Finance (the “Italian Shareholder”).

Pursuant to the terms of the STH Shareholders’ Agreement, the parties have agreed to certain corporate governance rights provided that they maintain certain levels of respective interests in ST Holding and in the Company’s share capital. See further details below.

5.12.1.1.        Merger of the Holding Companies

The French Shareholder and the Italian Shareholder have agreed to merge the two holding companies (ST Holding and ST Holding II) in order to simplify to the extent possible or desirable the structure through which they own their interests in us. In any case, at least one holding company will continue to exist to hold our common shares. The company that now holds or may hold our common shares in the future for indirect shareholders is referred to below as the “holding company”.

5.12.1.2.         Standstill

The STH Shareholders’ Agreement contains a standstill provision that precludes any of the parties and the parties’ affiliates from acquiring, directly or indirectly, any of our common shares or any instrument providing for the right to acquire any of our common shares other than through the holding company. The standstill is in effect for as long as such party holds our common shares through ST Holding. The parties agreed to continue to hold their stakes in us at all times through the current holding structure of ST Holding and ST Holding II, subject to certain limited exceptions.

5.12.1.3.        Corporate Governance

The STH Shareholders’ Agreement provides for a balanced corporate governance between FT1CI and the Ministry of the Economy and Finance (FT1CI and the Ministry of the Economy and Finance are collectively defined as “STH Shareholders” and individually defined as “STH Shareholder”) for the duration of the “Balance Period”, despite actual differences in indirect economic interest in us. The “Balance Period” lasts as long as each STH Shareholder owns at any time a voting stake in ST Holding equal to at least 47.5% of the total voting stakes of ST Holding.

As of January 1, 2012, if any STH Shareholder falls under this threshold, it will not be able to restore the Balance Period by subsequently increasing its voting stake, and the Balance Period will terminate, unless the parties agree otherwise. The STH Shareholders’ Agreement provides that during the Balance Period, ST Holding will have a managing board comprised of two members (one member designated by FT1CI, and one designated by the Ministry of the Economy and Finance) and a supervisory board comprised of six members (three designated by FT1CI and three designated by the Ministry of the Economy and Finance). The chairman of the supervisory board of the holding company shall be designated for a three-year term by one shareholder (with the other shareholder entitled to designate the Vice-Chairman), such designation to alternate between the Ministry of the Economy and Finance on the one hand and FT1CI on the other hand. The current Chairman of ST Holding is Mr. Alain Dutheil and the Vice-Chairman is Mr. Luciano Acciari.

As regards STMicroelectronics N.V., the STH Shareholders’ Agreement provides that during the Balance Period: (i) each of the STH Shareholders (FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand) shall have the right to insert on a list prepared for proposal by the holding company to our annual shareholders meeting the same number of members for election to the Supervisory Board, and the holding company shall vote in favor of such members; (ii) the STH Shareholders will cause the holding company to submit to our annual shareholders meeting and to vote in favor of a common proposal for the appointment of the Managing Board; and (iii) any decision relating to the voting rights of the holding company in us shall require the unanimous approval of the holding company shareholders and shall be submitted by the holding company to our annual shareholders meeting. The STH Shareholders Agreement also provides that the Chairman of our Supervisory Board will be designated upon proposal of an STH Shareholder for a three-year term, and the Vice-Chairman of our Supervisory Board will be designated upon proposal of the other STH Shareholder for the same period, and vice-versa for the following three-year term. The STH Shareholders further agreed that the STH Shareholder proposing the appointment of the Chairman be entitled to propose the appointment of the Assistant Secretary of our Supervisory Board, and the STH Shareholder proposing the appointment of the Vice-Chairman be entitled to propose the appointment of the Secretary of our Supervisory Board. Finally, each STH Shareholder is entitled to appoint a Financial Controller to the Supervisory Board. Our Secretary, Assistant Secretary and two Financial Controllers are referred to as professionals (not members) of our Supervisory Board.

During the Balance Period, any other decision, to the extent that a resolution of the holding company is required, must be pursuant to the unanimous approval of the shareholders, including but not limited to the following: (i) the definition of the role and structure of our Managing Board and Supervisory Board, and those of the holding company; (ii) the powers of the Chairman and the Vice-Chairman of our Supervisory Board, and that of the holding company; (iii) information by the holding company’s managing board and supervisory board, and those of us; (iv) treatment of confidential information; (v) appointment of any additional members of our Managing Board and that of the holding company; (vi) remuneration of the members of our Managing Board and those of the holding company; (vii) internal audit of STMicroelectronics N.V. and of the holding company; (viii) industrial and commercial relationships between STMicroelectronics N.V. and the Ministry of the Economy and Finance or STMicroelectronics N.V. and either or both FT1CI shareholders, or any of their affiliates; and (ix) any of the decisions listed in article 16.1 of our Articles of Association including our budget and pluri-annual plans.

In addition, the following resolutions, to the extent that a resolution of the holding company is required, must be resolved upon by a shareholders’ resolution of the holding company, which shall require the unanimous approval of the STH Shareholders: (i) any alteration in the holding company’s articles of association; (ii) any issue, acquisition or disposal by the holding company of its shares or change in share rights; (iii) any alteration in our authorized share capital or issue by us of new shares and/or of any financial instrument giving rights to subscribe for our common shares; any acquisition or disposal by the holding company of our shares and/or any right to subscribe for our common shares; any modification to the rights attached to our common shares; any merger, acquisition or joint venture agreement to which we are or are proposed to be a party; and any other items on the agenda of our general shareholders’ meeting; (iv) the liquidation or dissolution of the holding company; (v) any legal merger, legal de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party; and (vi) the adoption or approval of our annual accounts or those of the holding company or a resolution concerning a dividend distribution by us.

At the end of the Balance Period (i.e., once a shareholder’s voting stake in ST Holding has decreased under the 47.5% threshold (such STH Shareholder being thereafter referred to as “minority shareholder” and the other one being referred to as “majority shareholder”)), the members of our Supervisory Board and those of the holding company designated by the minority shareholder of the holding company will immediately resign upon request of the holding company’s majority shareholder, subject to the rights described in the following paragraph.

After the end of the Balance Period, unanimous approval by the shareholders of the holding company remains required to approve:

(i.)         As long as any of the STH Shareholders indirectly owns at least the lesser of 3% of our issued and outstanding share capital or 10% of the STH Shareholders’ aggregate stake in us at such time, with respect to the holding company, any changes to the articles of association, any issue, acquisition or disposal of shares in the holding company or change in the rights of its shares, its liquidation or dissolution and any legal merger, de-merger, acquisition or joint venture agreement to which the holding company is proposed to be a party.

(ii.)         As long as any of the STH Shareholders indirectly owns at least 33% of the STH Shareholders’ aggregate stake in us, certain changes to our articles of association (including any alteration in our authorized share capital, or any issue of share capital and/or financial instrument giving the right to subscribe for our common shares, changes to the rights attached to our shares, changes to the preemptive rights, issues relating to the form, rights and transfer mechanics of the shares, the composition and operation of the Managing and Supervisory Boards, matters subject to the Supervisory Board’s approval, the Supervisory Board’s voting procedures, extraordinary meetings of shareholders and quorums for voting at shareholders meetings.

(iii.)         Any decision to vote our shares held by the holding company at any general meeting of our shareholders with respect to any substantial and material merger decision. In the event of a failure by the STH Shareholders to reach a common decision on the relevant merger proposal, our shares attributable to the minority shareholder and held by the holding company will be counted as present for purposes of a quorum of shareholders at one of our shareholders meetings, but will not be voted (i.e., will be abstained from the vote in a way that they will not be counted as a negative vote or as a positive vote).

(iv.)         In addition, the minority shareholder will have the right to designate at least one member of the list of candidates for our Supervisory Board to be proposed by the holding company if that shareholder indirectly owns at least 3% of our total issued and outstanding share capital, with the majority STH Shareholder retaining the right to appoint that number of members to our Supervisory Board that is at least proportional to such majority shareholder’s voting stake.

Finally, at the end of the Balance Period, the unanimous approval required for other decisions taken at the STMicroelectronics N.V. level shall only be compulsory to the extent possible, taking into account the actual power attached to the direct and indirect shareholding together held by the STH Shareholders in our company.

5.12.1.4.        Disposals of our Common Shares

The STH Shareholders’ Agreement provides that each STH Shareholder retains the right to cause the holding company to dispose of its stake in us at its sole discretion, provided it is pursuant to either (i) the issuance of financial instruments, (ii) an equity swap, (iii) a structured finance deal or (iv) a straight sale. The holding company may enter into escrow arrangements with STH Shareholders with respect to our shares, whether this be pursuant to exchangeable notes, securities lending or other financial instruments. STH Shareholders that dispose of our shares through the issuance of exchangeable instruments, an equity swap or a structured finance deal maintain the voting rights of the underlying shares in their ST Holding voting stake provided that such rights remain freely and continuously held by the holding company as though the holding company were still holding the full ownership of the shares.

As long as any of the parties to the STH Shareholders’ Agreement has a direct or indirect interest in us, except in the case of a public offer, no sales by a party may be made of any of our shares or of FT1CI, ST Holding or ST Holding II to any of our top ten competitors, or any company that controls such competitor.

5.12.1.5.        Change of Control Provision

The STH Shareholders’ Agreement provides for tag-along rights, preemptive rights, and provisions with respect to a change of control of any of the shareholders or any controlling shareholder of FT1CI, on the one hand, and the Ministry of the Economy and Finance, on the other hand. The shareholders may transfer shares of the holding company or FT1CI to any of the shareholders’ affiliates, which would include the Italian state or the French state with respect to entities controlled by a state. The shareholders and their ultimate shareholders will be prohibited from launching any takeover process on any of the other shareholders.

5.12.1.6.        Deadlock

In the event of a disagreement that cannot be resolved between the parties as to the conduct of the business and actions contemplated by the STH Shareholders’ Agreement, each party has the right to offer its interest in ST Holding to the other, which then has the right to acquire, or to have a third party acquire, such interest. If neither party agrees to acquire or have acquired the other party’s interest, then together the parties are obligated to try to find a third party to acquire their collective interests, or such part thereof as is suitable to resolve the deadlock.

5.12.1.7.        Duration

The STH Shareholders’ Agreement will remain in force as long as the Ministry of the Economy and Finance, on the one hand, and any of FSI, FT1CI or CEA, on the other hand, are shareholders of the holding company.

5.12.1.8.        Statutory Considerations

As is the case with other companies controlled by the French government, the French government has appointed a Commissaire du Gouvernement and a Contrôleur d’Etat for FT1CI. Pursuant to Decree No. 94-214, dated March 10, 1994, these government representatives have the right (i) to attend any board meeting of FT1CI, and (ii) to veto any board resolution or any decision of the president of FT1CI within ten days of such board meeting (or, if they have not attended the meeting, within ten days of the receipt of the board minutes or the notification of such president’s decision); such veto lapses if not confirmed within one month by the Ministry of the Economy or the Ministry of Industry. FT1CI is subject to certain points of the Decree of August 9, 1953 pursuant to which the Ministry of the Economy and any other relevant ministries have the authority to approve decisions of FT1CI relating to budgets or forecasts of revenues, operating expenses and capital expenditures. The effect of these provisions may be that the decisions taken by us and our subsidiaries that, by the terms of the STH Shareholders’ Agreement, require prior approval by FT1CI, may be adversely affected by these veto rights under French law.

5.12.1.9.        Preference Shares

On November 22, 2006, our Supervisory Board decided to authorize us to enter into an option agreement with an independent foundation, Stichting Continuïteit ST (the “Stichting”). This is a common practice used by a majority of publicly traded Dutch companies. Our Managing Board and our Supervisory Board, along with the board of the Stichting, have declared that they are jointly of the opinion that the Stichting is legally independent of our Company and our major shareholders. Our Supervisory Board approved this option agreement, entered into on January 22, 2007, with a duration of ten years, to reflect changes in Dutch legal requirements, not in response to any hostile takeover attempt. It provides for the issuance of up to a maximum of 540,000,000 preference shares.

The Stichting would have the option, which it shall exercise in its sole discretion, to take up the preference shares. The preference shares would be issuable in the event of actions considered hostile by our Managing Board and Supervisory Board, such as a creeping acquisition or an unsolicited offer for our common shares, which are unsupported by our Managing Board and Supervisory Board and which the board of the Stichting determines would be contrary to the interests of our Company, our shareholders and our other stakeholders. If the Stichting exercises its call option and acquires preference shares, it must pay at least 25% of the par value of such preference shares. The preference shares may remain outstanding for no longer than two years.

No preference shares have been issued to date. The effect of the preference shares may be to deter potential acquirers from effecting an unsolicited acquisition resulting in a change of control. In addition, any issuance of additional capital within the limits of our authorized share capital, as approved by our shareholders, is subject to approval by our Supervisory Board, other than pursuant to an exercise of the call option granted to the Stichting.

6.     Dividend Policy

We seek to use our available cash in order to develop and enhance our position in the very capital-intensive semiconductor market while at the same time managing our cash resources to reward our shareholders for their investment and trust in us.

Based on our annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of our earnings involving, whenever deemed possible and desirable in line with our objectives and financial situation, the distribution of a cash dividend.

The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

In the past five years, we have paid the following dividends:

•	On May 3, 2011, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2010 of $0.40 per share.

•	On May 25, 2010, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2009 of $0.28 per share.

•	On May 20, 2009, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2008 of $0.12 per share.

•	On May 14, 2008, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2007 of $0.36 per share.

•	On April 26, 2007, our shareholders adopted the payment of a cash dividend with respect to the year ended December 31, 2006 of $0.30 per share.

Future dividends will depend on our accumulated profits, our capacity to generate cash flow, our financial situation, the general economic situation and prospects and any other factors that the Supervisory Board, upon the recommendation of our Managing Board, shall deem important.

7.    Consolidated financial statements

7.1. Consolidated income statement

In millions of USD
		Year ended
except per share amount	Notes	December 31, 2011	December 31, 2010
Sales	7.6.26.	9,630	10,262
Other revenues	7.6.26.	105	84
Total revenues		9,735	10,346
Cost of sales	7.6.28.	(6,725)	(6,670)
Gross profit		3,010	3,676
Selling, general and administrative	7.6.28.	(1,228)	(1,190)
Research and development	7.6.28.	(1,890)	(1,861)
Other income	7.6.29.	151	158
Other expenses	7.6.29.	(52)	(96)
Operating profit (loss)		(9)	687
Realized gain and impairment on available-for-sale investments	7.6.14.1.	318	-
Finance income	7.6.30.	28	75
Finance costs	7.6.30.	(64)	(107)
Loss on convertible debt repurchase	7.6.14.	(31)	(32)
Share of profit (loss) of associates and jointly controlled entities and gain on investment divestiture	7.6.10.	(28)	2
Impairment or reversal of impairment on investments in associates	7.6.10.	-	162
Profit before income tax		214	787
Income tax expense	7.6.32.	(161)	(168)
Net result		53	619
Attributable to:
The equity holders of the parent		581	867
Non-controlling interests		(528)	(248)
Net result		53	619
Profit per share attributable to the equity holders of the parent
Profit per share (Basic)	7.6.33.	0.66	0.98
Profit per share (Diluted)	7.6.33.	0.66	0.98
The accompanying notes are an integral part of these consolidated financial statements

7.2. Consolidated statement of comprehensive income

		Year ended
In millions of USD	Notes	December 31, 2011	December 31, 2010
Net result		53	619
Other comprehensive income:
Exchange differences on translation of foreign operations		(100)	(299)
Share of other comprehensive income of associates and jointly controlled entities		(3)	-
Cash flow hedges	7.6.31.	(63)	27
Income tax effect		4	(1)
Net movement on cash flow hedges		(59)	26
Gain / (loss) on available-for-sale financial assets	7.6.31.	(33)	32
Income tax effect		1	(2)
Net Gain / (loss) on available-for-sale financial assets		(32)	30
Other comprehensive income, net of tax		(194)	(243)
Total comprehensive income, net of tax		(141)	376
Attributable to:
The equity holders of the parent		391	636
Non-controlling interests		(532)	(260)
Total comprehensive income, net of tax		(141)	376
The accompanying notes are an integral part of these consolidated financial statements

7.3. Consolidated statement of financial position

In millions of USD	Notes	December 31, 2011	December 31, 2010
Assets
Non-current assets
Property, plant and equipment	7.6.11.	3,965	4,117
Goodwill	7.6.13.	971	972
Intangible assets	7.6.12.	2,042	2,060
Investments in associates and jointly controlled entities	7.6.10.	94	133
Other non-current financial assets	7.6.14.	53	125
Deferred tax assets	7.6.32.	431	548
Other non-current assets	7.6.15.	419	326
Total non-current assets		7,975	8,281
Current assets
Inventories	7.6.16.	1,531	1,497
Trade accounts receivable	7.6.17.	1,046	1,230
Other current financial assets	7.6.14.	418	1,211
Other receivable and assets	7.6.18.	505	524
Cash and cash equivalents	7.6.19.	1,912	1,892
Total current assets		5,412	6,354
Assets held for sale		20	29
Total assets		13,407	14,664
Equity
Equity attributable to the equity holders of the parent		8,804	8,751
Non-controlling interests		468	996
Total equity	7.6.21.	9,272	9,747
Non-current liabilities
Interest-bearing loans and borrowings	7.6.14.	841	1,091
Employee benefits	7.6.23.	288	296
Deferred tax liabilities	7.6.32.	148	207
Non-current provisions	7.6.22.	150	135
Other non-current liabilities	7.6.24.	85	124
Total non-current liabilities		1,512	1,853
Current liabilities
Interest-bearing loans and borrowings — current portion	7.6.14.	736	655
Trade accounts payable	7.6.25.	656	1,233
Other payables and accrued liabilities	7.6.25.	499	359
Employee benefits — current portion	7.6.23.	502	566
Current provisions	7.6.22.	66	156
Other current financial liabilities	7.6.14.	75	11
Income tax payable	7.6.32.	89	84
Total current liabilities		2,623	3,064
Total equity and liabilities		13,407	14,664
The accompanying notes are an integral part of these consolidated financial statements

7.4. Consolidated statement of changes in equity

For the year ended December 31, 2011

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2011		1,156	2,433	(304)	1,631	3,835	8,751	996	9,747
Net result		-	-	-	-	581	581	(528)	53
Other comprehensive income, net of tax		-	-	-	(190)	-	(190)	(4)	(194)
Total comprehensive income		-	-	-	(190)	581	391	(532)	(141)
Employee share award scheme, net of tax	7.6.21.5.	-	-	33	29	(33)	29	-	29
Share conversion option of 2016 Convertible Bonds	7.6.21.6.	-	-	-	(13)	-	(13)	-	(13)
Business combination		-	-	-	-	-	-	9	9
Dividends, 0.40$ per share		-	-	-	-	(354)	(354)	-	(354)
Dividends to non-controlling interests		-	-	-	-	-	-	(5)	(5)
As at December 31, 2011		1,156	2,433	(271)	1,457	4,029	8,804	468	9,272
The accompanying notes are an integral part of these consolidated financial statements

For the year ended December 31, 2010

In millions of USD	Notes	Ordinary shares	Capital surplus	Treasury shares	Other reserves	Retained earnings	Equity attributable to the equity holders of the parent	Non- controlling interests	Total equity
As at January 1, 2010		1,156	2,433	(377)	1,867	3,288	8,367	1,263	9,630
Net result		-	-	-	-	867	867	(248)	619
Other comprehensive income, net of tax		-	-	-	(231)	-	(231)	(12)	(243)
Total comprehensive income		-	-	-	(231)	867	636	(260)	376
Employee share award scheme, net of tax	7.6.21.5.	-	-	73	34	(73)	34	-	34
Share conversion option of 2016 Convertible Bonds	7.6.21.6.	-	-	-	(39)	-	(39)	-	(39)
Dividends, 0.28$ per share		-	-	-	-	(247)	(247)	-	(247)
Dividends to non-controlling interests		-	-	-	-	-	-	(7)	(7)
As at December 31, 2010		1,156	2,433	(304)	1,631	3,835	8,751	996	9,747
The accompanying notes are an integral part of these consolidated financial statements

7.5.     Consolidated statement of cash flows

In millions of USD	Note	December 31, 2011	December 31, 2010
Cash flows from operating activities
Cash generated from operations	7.6.20.	1,551	2,358
Interests paid		(17)	(14)
Income tax paid		(83)	(22)
Net cash from operating activities		1,451	2,322
Cash flows from investing activities
Payments for purchases of tangible assets		(1,258)	(1,034)
Investments in short-term deposits		-	(62)
Proceeds from matured short-term deposits		73	-
Payments for purchases of available-for-sale financial assets		(352)	(1,100)
Proceeds from sales of available-for-sale financial assets		818	1,219
Proceeds from settlement of non-current available-for-sale financial assets		350	-
Investments in intangible and financial assets		(656)	(634)
Restricted cash		(95)	-
Release of restricted cash		87	250
Net proceeds from sale of shares received on investment divestiture		195	319
Payment for business combinations		(10)	(11)
Interests received		16	24
Net cash used in investing activities		(832)	(1,029)
Cash flows from financing activities
Proceeds from interest-bearing loans and borrowings		336	76
Repurchase of convertible debt		(422)	(508)
Repayment of interest-bearing loans and borrowings		(116)	(218)
Dividends paid to equity holders of the parent company		(327)	(212)
Dividends paid to non-controlling interests		(5)	(7)
Increase in short-term facilities		7	-
Payment for other financing activities		(28)	(32)
Net cash used in financing activities		(555)	(901)
Effect of changes in exchange rates		(44)	(88)
Net cash increase (decrease)		20	304
Cash and cash equivalents at the beginning of the period		1,892	1,588
Cash and cash equivalents at the end of the period	7.6.19.	1,912	1,892
The accompanying notes are an integral part of these consolidated financial statements

7.6.    Notes to the consolidated financial statements

7.6.1. Corporate information

STMicroelectronics N.V. (the “Company”) is registered in the Netherlands with its corporate seat in Amsterdam, the Netherlands, and address at Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

STMicroelectronics and its subsidiaries (together “the Group”) are a global independent semiconductor group that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Group offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Group has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

STMicroelectronics is a publicly traded company, listed on the New York Stock Exchange, on Euronext Paris and on the Borsa Italiana (Italian Stock Exchange).

These consolidated financial statements have been approved by the Supervisory Board on April 12, 2012, for submission to the annual general shareholders’ meeting.

7.6.2. Basis of preparation

The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets and certain other financial assets and liabilities (including derivative financial instruments) that have been measured at fair value. The consolidated financial statements are presented in dollars of the United States of America and all values are rounded to the nearest million (USD million) except when otherwise stated. Under Article 35 of the Group’s Articles of Association, the financial year extends from January 1 to December 31, which is the period-end of each fiscal year.

7.6.3. Statement of compliance

These consolidated financial statements are prepared for Dutch statutory purposes, in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union. In accordance with Article 402, Title 9, Book 2 of the Dutch Civil Code STMicroelectronics N.V.’s corporate income statement is presented in abbreviated form.

7.6.4. Basis of consolidation

The consolidated financial statements comprise the financial statements of STMicroelectronics N.V. and its subsidiaries as at December 31, 2011.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control and continue to be consolidated until the date that such control ceases. If the Group loses control over a subsidiary, it:

•	Derecognizes the assets (including goodwill) and liabilities of the subsidiary

•	Derecognizes the amount of any non-controlling interest

•	Derecognizes the cumulative translation differences, recorded in equity

•	Recognizes the fair value of the consideration received

•	Recognizes the fair value of any investment retained

•	Recognizes any surplus or deficit in profit or loss

•	Reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, income and expenses and unrealized gains and losses resulting from intra-group transactions are fully eliminated.

Non-controlling interest is the share of equity in a subsidiary not attributable, directly or indirectly to the parent company. Non-controlling interests are presented separately in the consolidated income statement and within equity in the consolidated statement of financial position, separately from the equity of the owners of the parent. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates include all entities over which the Group has a significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented in the consolidated statement of financial position on the line “Investments in associates”.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by the Group.

7.6.5. Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial year except for the following new and amended IFRS and IFRIC interpretations effective as of January 1, 2011:

•
IAS 24 Related Party Disclosures (amendment) — The IASB issued an amendment to IAS 24 that clarifies the definitions of a related party. The new definitions emphasize a symmetrical view of related party relationships and clarify the circumstances in which persons and key management personnel affect related party relationships of an entity. In addition, the amendment introduces an exemption from the general related party disclosure requirements for transactions with government and entities that are controlled, jointly controlled or significantly influenced by the same government as the reporting entity. The adoption of the amendment did not have any impact on the financial position or results of the Group.

•
IAS 32 Financial Instruments: Presentation (amendment) — The IASB issued an amendment that alters the definition of a financial liability in IAS 32 to enable entities to classify right issues and certain options or warrants as equity instruments. The amendment is applicable if the rights are given pro rata to all of the existing owners of the same class of entity’s non-derivative equity instruments, to acquire a fixed number of the entity’s own equity instruments for a fixed amount in any currency. The amendment has had no effect on the financial position or performance of the Group because the Group does not have these types of instruments.

•
IFRIC 14 Prepayments of a Minimum Funding Requirement (amendment) — The amendment removes an unintended consequence when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover such requirements. The amendment permits a prepayment of future service cost by the entity to be recognized as a pension asset. The Group is not subject to minimum funding requirements in any of the countries where it operates; therefore the amendment of the interpretation has no effect on the financial position or performance of the Group.

•
Improvements to IFRSs (May 2010) — In May 2010, the IASB issued its third omnibus of amendments to its standards, primarily with a view to removing inconsistencies and clarifying wording. There are separate transitional provisions for each standard. The adoption of the following amendments resulted in changes to accounting policies, but no impact on the financial position or performance of the Group.

¡
IFRS 3 Business Combinations: The measurement options available for non-controlling interest (NCI) were amended. Only components of NCI that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation should be measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components are to be measured at their acquisition date fair value (see Note 7.6.7.1.).

The amendments to IFRS 3 are effective for annual periods beginning on or after July 1, 2011. The Group however adopted these as January 1, 2011 and changed its accounting policy accordingly as the amendment was issued to eliminate unintended consequences that may arise from the adoption of IFRS 3.

¡
IFRS 7 Financial Instruments — Disclosures: The amendment was intended to simplify the disclosures provided by reducing the volume of disclosures around collateral held and improving disclosures by requiring qualitative information to put the quantitative information in context. The Group reflects the revised disclosure requirement when applicable in Note 7.6.14.

¡
IAS 1 Presentation of Financial Statements: The amendment clarifies that an entity may present an analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The Group provides this analysis in Note 7.6.21.6.

Other amendments resulting from Improvements to IFRSs to the following standards did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRS 3 Business Combinations (Contingent consideration arising from business combination prior to adoption of IFRS 3 (as revised in 2008))

•	IFRS 3 Business Combinations (Un-replaced and voluntarily replaced share-based payment awards)

•	IAS 27 Consolidated and Separate Financial Statements

•	IAS 34 Interim Financial Statements

The following interpretations and amendments to interpretations did not have any impact on the accounting policies, financial position or performance of the Group:

•	IFRIC 13 Customer Loyalty Programs (determining the fair value of award credits)

•	IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments

7.6.6. Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements are listed below. This listing of standards and interpretations issued are those that the Group reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

IAS 1 Financial Statement Presentation — Presentation of Items of Other Comprehensive Income: The amendments to IAS 1 change the grouping of items presented in OCI. Items that could be reclassified (or ‘recycled’) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and has therefore no impact on the Group’s financial position or performance. The standard has not yet been endorsed by the European Union. The amendment becomes effective for annual periods beginning on or after 1 July 2012.

IAS 19 Employee Benefits (Amendment): The IASB has issued numerous amendments to IAS 19. These range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. The Group is currently assessing the full impact of these amendments. The standard has not yet been endorsed by the European Union. The amendments become effective for annual periods beginning on or after 1 January 2013.

IAS 27 Separate Financial Statements (as revised in 2011): As a consequence of the new IFRS 10 and IFRS 12, what remains of IAS 27 is limited to accounting for subsidiaries, jointly controlled entities, and associates in separate financial statements. The standard has not yet been endorsed by the European Union. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011): As a consequence of the new IFRS 11 and IFRS 12. IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. The standard has not yet been endorsed by the European Union. The amendment becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 7 Financial Instruments: Disclosures — Enhanced Derecognition Disclosure Requirements: The amendment requires additional disclosure about financial assets that have been transferred but not derecognized to enable the user of the Group’s financial statements to understand the relationship with those assets that have not been derecognized and their associated liabilities. In addition, the amendment requires disclosures about continuing involvement in derecognized assets to enable the user to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognized assets. The amendment becomes effective for annual periods beginning on or after 1 July 2011. The amendment affects disclosure only and has no impact on the Group’s financial position or performance.

IFRS 9 Financial Instruments: Classification and Measurement: IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard is effective for annual periods beginning on or after 1 January 2013. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The completion of this project is expected for the first half of 2012. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Group’s financial assets, but will potentially have no impact on classification and measurements of financial liabilities. The standard has not yet been endorsed by the European Union. The Group will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.

IFRS 10 Consolidated Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also includes the issues raised in SIC-12 Consolidation — Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in IAS 27. The Group is yet to assess IFRS 10’s full impact. The standard has not yet been endorsed by the European Union. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 11 Joint Arrangements: IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities — Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The Standard will have no impact since JCEs are already accounted for under the equity method. The standard has not yet been endorsed by the European Union. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 12 Disclosure of Involvement with Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required. The standard has not yet been endorsed by the European Union. This standard becomes effective for annual periods beginning on or after 1 January 2013.

IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The Group is currently assessing the impact that this standard will have on the financial position and performance. The standard has not yet been endorsed by the European Union. This standard becomes effective for annual periods beginning on or after 1 January 2013.

7.6.7. Summary of significant accounting policies

7.6.7.1.         Business combinations and goodwill

The Group accounts for business combinations in accordance with IFRS 3, using the acquisition method. The consideration transferred in a business combination (including any contingent consideration) is measured at fair value.

Each identifiable asset and liability is measured at its acquisition-date fair value. Only components of non-controlling interests that constitute a present ownership interest that entitles their holder to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or at the present ownership instruments’ proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value.

Goodwill arises when there is a positive difference between:

•
the aggregate of consideration transferred, any non-controlling interest in the acquiree and, in a business combination achieved in stages, the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree; and

•	the net identifiable assets acquired.

Goodwill is initially recorded at cost. If the acquirer has made a gain from a bargain purchase that gain is recognized in the income statement.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group cash generating units (“CGU”) that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

A cash generating unit represents a unit one level below the level of an operating segment for which discrete financial information is available and which is subject to regular review by segment management.

The impairment test determines whether the recoverable amount of each cash-generating unit, which is the higher of its assets’ fair value less cost to sell and its value in use, is lower than its total carrying amount. If lower, an impairment loss is recognized for the excess of the carrying amount over the recoverable amount. If the impairment loss exceeds the book value of goodwill, allocation is made on a pro rata basis over the remaining assets of the CGU. In determining the value in use of a cash-generating unit, the Group usually estimates the expected discounted future cash flows associated with the unit. Significant management judgments and estimates are used in forecasting the future discounted cash flows, including: the applicable industry’s sales volume forecast and selling price evolution, the cash-generating unit’s market penetration, the market acceptance of certain new technologies, relevant cost structure, the discount rates applied are based on various scenarios incorporating a weighted average cost of capital and the perpetuity rates used in calculating cash flow terminal values.

7.6.7.2.         Investments in associates and jointly controlled entities

The Group’s investment in its associates and its jointly controlled entities is accounted for using the equity method. An associate is an entity in which the Group has significant influence. A jointly controlled entity is an entity whereby the partners have a contractual arrangement that establishes joint control over the economic activities of the entity. The agreement requires unanimous agreement for financial and operating decisions among the partners.

Under the equity method, the investment in the associate or in the jointly controlled entity is carried in the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate or jointly controlled entity. Goodwill relating to the associate or jointly controlled entity is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The income statement reflects the share of the result of operations of the associate or jointly controlled entity. Where there has been a change recognized directly in the equity of the associate or jointly controlled entity, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity or other comprehensive income. Unrealized gains and losses resulting from transactions between the Group and the associates or jointly controlled entities are eliminated to the extent of the interest in the associate.

The share of profit of associates is shown on the face of the income statement on the line “Share of profit (loss) of associates and jointly controlled entities and gain on investment divestiture”. This is the profit attributable to equity holders of the associate or jointly controlled entity and therefore is profit after tax and non-controlling interests in the subsidiaries of the associate or jointly controlled entity.

The financial statements of the associate or jointly controlled entity are prepared for the same reporting period as the parent company or with not more than a quarter-lag if the associate or jointly controlled entity cannot prepare financial statements in a timing compliant with the closing timeframe of the Group. Where necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group’s investment in its associates or on the Group’s interest in its jointly controlled entities. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate or jointly controlled entity is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate or jointly controlled entity and its carrying value and recognizes the amount in the income statement. To the extent that the recoverable amount of an investment in an associate or jointly controlled entity subsequently increases, the Group reverses the impairment previously recorded.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in the income statement.

Upon loss of joint control the Group measures and recognizes its remaining investment at its fair value. Any differences between the carrying amount of the former jointly controlled entity upon loss of joint control and the fair value of the remaining investment and proceeds from disposal are recognized in the income statement. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

7.6.7.3.         Foreign currency translation

The U.S. dollar is the functional currency for the Company and the presentation currency for the Group, which is the currency of the primary economic environment in which the Group operates. The worldwide semiconductor industry uses the U.S. dollar as a currency of reference for actual pricing in the market. Furthermore, the majority of the Group’s transactions are denominated in U.S. dollars, and revenues from external sales in U.S. dollars largely exceed revenues in any other currency. However, non-dollar labor costs are concentrated primarily in the countries of the Euro zone.

The functional currency of each subsidiary throughout the Group is either the local currency or the US dollar, determined on the basis of the economic environment in which each subsidiary operates. For consolidation purposes, assets and liabilities included in the financial statement of the Group’s subsidiaries having the local currency as functional currency are translated at current rates of exchange at the reporting date. Income and expense items and cash flow items are translated at the monthly exchange rate in which they are recognized, since they approximate the applicable spot rate. This has been determined to be an adequate reflection of average exchange rate of the period. The currency translation adjustments (“CTA”) generated by the conversion of the financial position and results of operations from local functional currencies are reported as a component of “Other reserves” in the consolidated statement of changes in equity.

Assets, liabilities, revenues, expenses, gains or losses arising from transactions denominated in foreign currency are recorded in the functional currency of the recording entity at the exchange rate during the month of the transaction. At each reporting date, balances denominated in a currency other than the recording entity’s functional currency are re-measured into the functional currency at the exchange rate prevailing at the reporting date. The related exchange gains and losses are recorded in the consolidated income statement as “Other income” or “Other expenses”.

Changes in the fair value of monetary securities denominated in foreign currency and classified as available-for-sale are distinguished between translation differences resulting from changes in the amortized cost of the security and fair value changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in the consolidated income statement as finance cost or finance income below operating income, and fair value changes in carrying amount are recognized in the available-for-sale reserve in equity.

Translation differences on non-monetary financial assets and liabilities such as equity securities at fair value through profit or loss are recognized in the consolidated income statement as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the transaction closing rate.

7.6.7.4.         Revenue recognition

Revenue comprises the fair value of the consideration received or receivable from the sale of goods and services, net of value-added tax, rebates and discounts and after eliminating intercompany sales within the Group. Revenue is recognized as follows:

Sales

Revenue from the sale of products is recognized upon transfer of significant risks and rewards of ownership to the customer, assuming that the revenue to be recognized can be measured reliably and it is probable that economic benefits will flow to the Group. Based on the standard shipping terms applied this usually occurs at the time of shipment.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Group’s products to compensate them for declines in market prices. The ultimate decision to authorize a distributor refund remains fully within the control of the Group. The Group records the accrued amounts as a reduction of revenue at the time of the sale.
The Group’s customers occasionally return the Group’s products for technical reasons. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

The Group records a provision for warranty costs as a charge against cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period.

Distribution costs are recorded in “cost of sales”.

Revenue recognition from the rendering of services that can be measured reliably is based on the stage of completion of the transaction at the reporting date.

While the majority of the Group’s sales agreements contain standard terms and conditions, the Group may, from time to time, enter into agreements that contain multiple elements or non-standard terms and conditions, which require revenue recognition judgments. Revenues from contracts with multiple-element arrangements are recognized as the revenue for each unit of accounting is earned based on the relative fair value of each unit of accounting as determined by internal or third-party analyses of market-based prices. A delivered element is considered a separate unit of accounting if it has a value to the customer on a standalone basis, there is objective and reliable evidence of the fair value of the undelivered elements in the arrangement, and delivery or performance of undelivered elements in the arrangement is considered probable and substantially under the Group’s control. If these criteria are not met, revenue for the arrangement as a whole is accounted for a single unit of accounting in accordance with the criteria described in the preceding paragraphs.

Other revenues

Other revenues primarily consist of license revenue and patent royalty income, which are recognized ratably over the term of the agreements, sale of scrap materials and manufacturing by-products. Other revenues also include, from time to time sales of technology license bundled with support over a defined time period. This kind of arrangements is a multiple-element arrangement and is accounted for according to the policy described in the preceding paragraph.

7.6.7.5.        Other significant categories of income

Fundings

Fundings received by the Group are mainly from governmental agencies. Income is recorded when all qualifying expenditures have been incurred and the Group has obtained sufficient evidence from the relevant authorities that the credit will be granted. The Group’s primary sources for government funding are French, Italian and other European Union (“EU”) governmental entities, and Singapore agencies. Such funding is generally provided to encourage research and development activities, industrialization and local economic development. The EU has developed model contracts for research and development funding that requires beneficiaries to disclose the results to third parties on reasonable terms. The conditions for receipt of government funding may include eligibility restrictions, approval by EU authorities, annual budget appropriations, compliance with European Commission regulations, as well as specifications regarding objectives and results. Certain specific contracts contain obligations to maintain a minimum level of employment and investment during a certain period of time. There could be penalties if these objectives are not fulfilled. Other contracts contain penalties for late deliveries or for breach of contract, which may result in repayment obligations.

In accordance with the Group’s revenue recognition policy, funding related to these contracts is recorded when the conditions required by the contracts are met. The Group’s funding programs are classified under three general categories: funding for research and development activities, capital investment, and loans.

Funding for research and development activities

Funding for research and development activities is the most common form of funding that the Group receives. Public funding for such activities is recorded as “Other income” in the Group’s consolidated income statement. Public funding is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions are met. The majority of this public funding is not received for development projects recognized by the Group as intangible assets, in which case the Group would have recognized such funding as a reduction of the corresponding intangible assets.

The Group receives certain specific project-related research tax credits (“Credit Impôt Recherche”) in its tax jurisdictions. Such credits can be recovered through the reduction of income tax to be paid for the year. Nevertheless, the Group is entitled to receive cash for such credit even if no income tax is expected to be paid. The Group recognizes these credits as long-term or short-term receivables depending on the expected time to collection. Since 2008 in France these credits are enacted on the basis of a new tax law and as such deducted from “Research and development” in the consolidated income statement. The Group considers the tax credits received from French tax authorities as government grant based on the fact that the credit is granted independently from tax payments of the Group.

Capital investments

Capital investment funding is recorded as a reduction of “Property, plant and equipment” and is recognized in the Group’s consolidated income statement according to the depreciation charges of the funded assets during their useful lives. The Group also received capital funding in Italy, which is recovered through the reduction of various government liabilities, including income taxes, value-added tax and employee-related social charges. When the funding has been classified as long-term receivable, it is reflected in the statement of financial position at its discounted net present value. The subsequent accretion of the discount is recorded as non-operating profit in “Finance income”.

Loans

The Group receives certain loans from public sources, related to R&D and capital investment projects, at preferential interest rates. The loans are measured and recognized in accordance with IAS 39. The benefit calculated as the difference between the initial carrying amount of the loans determined in accordance with IAS 39 and the proceeds received is recognized in accordance with the policy described in the preceding paragraphs.

Finance income

Interest income is recognized on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income.

7.6.7.6.        Research and development

Research and development expenditures include costs incurred by the Group, the Group’s share of costs incurred by other research and development interest groups and costs associated with co-development contracts. Research costs are expensed as incurred and are presented net of French research tax credits.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products are recognized as intangible assets when it is probable that the project will be a success considering its economic profitability and technological feasibility, and costs can be measured reliably. Research and tax credits are also recognized as a reduction of intangible assets for the portion that can be reliably allocated to development projects. Development expenditures recognized as assets are amortized, when in use, over their estimated useful lives, not exceeding three years (Refer to note 7.6.7.11. Intangible assets). Other development costs are expensed as incurred. Development costs recognized as an expense are not recognized as an asset in a subsequent period. Amortization expenses recognized on capitalized development costs are recorded as cost of sales. Amortization expenses on technologies and licenses purchased by the Group from third parties or acquired in a business combination to facilitate the Group’s research are recorded as research and development expenses.

An impairment test is performed whenever a triggering event questions the future recoverability, or at least annually, for the capitalized development projects still not in use. A loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. Write-offs and impairment expenses recognized on capitalized development costs are recorded as cost of sales.

7.6.7.7.        Income taxes

Income tax expense represents the income taxes expected to be paid or the benefit expected to be received related to the current year income or loss in each individual tax jurisdiction. Items recognized in other comprehensive income or directly in equity are recognized net of tax. Income tax expense for specific tax assessments are also estimated and recorded when an additional tax payment is determined probable. Deferred tax assets and liabilities are recorded, using the liability method, for temporary differences arising between the tax and book bases of assets and liabilities and for the benefits of tax credits and operating loss carry-forwards. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

The Group does not provide deferred income taxes on temporary differences arising on investments in subsidiaries and associates because the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future, or if reversed, will not be subject to tax.

The Group receives certain research tax credits in some of its jurisdictions. Except for the French tax credits granted after 2008, these research tax credits are deemed to benefit the income tax.

Income taxes are recognized in the cash flows from operating activities in the consolidated statement of cash flows.

7.6.7.8.        Earnings per share

Basic earnings per share are computed by dividing net result attributable to the equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are computed using the treasury stock method by dividing net profit (adding-back interest expense, net of tax effects, related to convertible debt if determined to be dilutive) by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of ordinary shares relating to stock options granted, non-vested shares and convertible debt to the extent such incremental shares are dilutive. Non vested shares with performance or market conditions are included in the computation of diluted earnings per share if their conditions have been satisfied at the reporting date and if the awards are dilutive. If all the conditions have not been satisfied by the end of the period, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

7.6.7.9.        Cash and cash equivalents

Cash and cash equivalents represents cash on hand, deposits at call with banks, highly liquid investments purchased with an original maturity of ninety days or less. Bank overdrafts are not netted against cash and cash equivalents and are shown as part of current liabilities on the consolidated statement of financial position. Restricted cash includes collateral deposits used as security under arrangements for certain hedging transactions or financing of certain entities.

7.6.7.10.        Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Group’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable costs to sell.

As described in Note 7.6.7.15, the Group hedges a portion of its Euro-denominated front-end manufacturing costs of semi-finished goods. The Group does not adjust the initial carrying amount of inventory by the cumulative amount of the hedging instrument fair value changes recorded as other comprehensive income in other reserves for settled hedging transactions. This component of other comprehensive income is reclassified into earnings when inventory is sold.

The Group performs on a continuous basis inventory write-off of products, which have the characteristics of slow-moving, old production date and technical obsolescence. Additionally, the Group evaluates its product inventory to identify obsolete or slow-selling stock by computing any excess inventory based on the previous period sales, orders’ backlog and production plans. Inventory associated with obsolete or uncommitted inventory is expensed to cost of sales.

7.6.7.11.         Intangible assets with finite useful lives

Intangible assets acquired separately are recognized at cost and include technologies and licenses purchased from third parties and purchased software.

The cost of intangible assets acquired in a business combination such as customer relationships, in-process research & development, is the acquisition-date fair value.

Internally generated intangible assets, excluding, internally developed software and costs incurred on other development projects that meet all capitalization criteria as defined in IAS 38 are not capitalized and subject to amortization. Expenditure on internally generated intangible assets is reflected in the consolidated income statement in the year in which the expenditure is incurred.

The carrying value of intangible assets with finite useful lives is assessed for impairment whenever there is an indication that intangible assets may be impaired. An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and value in use. In determining recoverability, the Group usually estimates the fair value based on the projected discounted future cash flows associated with the intangible assets and compares this to their carrying value.

Intangible assets with finite lives are amortized over their useful economic lives. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end. Amortization is computed using the straight-line method over their estimated useful lives.

The capitalization of costs for internally generated software developed for the Group’s internal use begins when the preliminary project stage is completed and when the Group, implicitly or explicitly, authorizes and commits to funding a computer software project since it will be probable that the project will be completed and will be used to perform the function intended.

Expenditures incurred on development projects, mainly related to the design and testing of new or improved products, are recognized as intangible assets net of any research tax credit attributable to the specific projects when the Group can demonstrate all of the following:

•	the technical feasibility of completing the item under development so that it will be available for use or sale;

•	its intention to complete the item under development and ability to use it or sell it;

•	how the item under development will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the item under development; and

•	its ability to measure reliably the expenditures attributable to the project during its development.

Development costs are amortized, when the development is complete, on a straight-line basis over the period of their expected benefits, not exceeding three years.

A summary of the policies applied to the Group’s intangible assets is as follows:

	Technologies & licenses	Purchased software	Internally developed software	Development costs	Customer relationships
Useful lives	Finite	Finite	Finite	Finite	Finite
Amortization method used	Straight line basis over estimated useful life — 3-7 years	Straight line basis over estimated useful life — 3-4 years	Straight line basis over estimated useful life — Max 4 years	Straight line basis over estimated useful life — Max 3 years	Straight line basis over estimated useful life — 4-12 years
Internally generated or acquired	Acquired	Acquired	Internally generated	Internally generated	Acquired

7.6.7.12.         Property, plant and equipment

Property, plant and equipment are stated at historical cost, net of government fundings, accumulated depreciation and/or impairment losses, if any. Major additions and improvements are capitalized as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of item can be measured reliably; minor replacements and repairs are charged to the consolidated income statement.

Land is not depreciated. Depreciation on fixed assets is computed using the straight-line method over the following estimated useful lives:

Nature of tangible asset	Estimated useful life
Buildings	33 years
Facilities & leasehold improvements	5-10 years
Machinery and equipment	3-10 years
Computer and R&D equipment	3-6 years
Other	2-5 years

The Group evaluates in each period whether there is a reason to suspect that tangible assets or groups of assets might not be recoverable. Several impairment indicators exist for making this assessment such as mainly in case of restructuring initiatives or significant changes in the technological, market, economic or legal environment in which the Group operates or in the market to which the asset is dedicated, or available evidence of obsolescence of the asset, or indication that its economic performance is, or will be, worse than expected. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized in the consolidated income statement for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The fair value is normally estimated by the Group based on independent market appraisals or using discounted cash-flow procedure.

The value in use corresponds to the sum of discounted future cash flows to be derived from the particular asset, using market assumptions such as the utilization of the Group’s fabrication facilities and their continuous technological competitiveness, change in the selling price and the adoption of new technologies. The Group also evaluates, and adjusts if appropriate, the assets’ useful lives, at each reporting date or when impairment indicators exist. Assets classified as held for sale are reflected at the lower of their carrying amount or fair value less selling costs and are not depreciated during the selling period. Costs to sell include incremental direct costs to transact the sale that would not have been incurred except for the decision to sell.

When property, plant and equipment are retired or otherwise disposed of, the net book value of the assets is removed from the Group’s books and the net gain or loss is included in “Other income” or “Other expenses” in the consolidated income statement.

A manufacturing line is composed of several individual equipments which are individually recorded, depreciated and disposed of if needed.

Leasing agreements in which a significant portion of the risks and rewards of ownership are retained by the Group are classified as finance leases. These leases are included in “property, plant and equipment” at the lower of fair value and present value of minimum lease term payments. They are depreciated over the shorter of the estimated useful life or the lease term. Leasing agreements classified as operating leases are arrangements in which the lessor retains a significant portion of the risks and rewards of ownership of the leased asset. Payments made under operating leases are charged to the consolidated income statement on a straight-line basis over the period of the lease.

Borrowing costs incurred for the construction of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

7.6.7.13.         Financial Assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. The classification depends on the purpose for which the assets were acquired. The Group determines the classification of its financial assets at initial recognition. The Group did not hold at December 31, 2011 and December 31, 2010 any asset classified as held-to-maturity.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Assets in this category are classified as current assets when they are expected to be realized within twelve months of the reporting date. This category also includes derivatives classified as held for trading including foreign currency forward contracts and currency options.

Gains and losses arising from changes in the fair value of the financial assets carried at fair value through profit or loss are presented in the consolidated income statement within “Other income” or “Other expenses” in the period in which they arise, when the transactions for such instruments is related to the Group’s operating activities. Gains and losses arising from changes in fair value of financial assets not related to the operating activities of the Group, are presented within “Finance income” and “Finance costs” in the consolidated income statement.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the reporting date, which are classified as non-current assets. Loans and receivables are classified in the consolidated statement of financial position as trade accounts receivable, other receivables and long-term loans and receivables and cash and cash equivalents.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within twelve months after the reporting date.

Regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss, are initially recognized at fair value, and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized.

When securities classified as available for sale are sold, the accumulated fair value adjustments recognized in equity are included in the consolidated income statement.

The fair values of quoted investments are based on current market prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models and reference indexes, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss is removed from equity and recognized in the consolidated income statement. Impairment losses recognized in the consolidated income statement on equity securities are not reversed through the consolidated income statement if the security recovers its value prior to disposal.

In the case of debt instruments classified as available-for-sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement. Future interest income continues to be accrued based on the reduced carrying amount of the asset and is accrued using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

7.6.7.14.        Trade accounts receivable

The accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of provision is the difference between the asset’s carrying amount and the present value of the estimated cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an impairment account, and the amount of the loss is recognized in the consolidated income statement as “Selling, general and administrative”. When a trade receivable is uncollectible, it is written-off against the impairment account for trade receivable. Subsequent recoveries of amounts previously written off are credited against “selling, general and administrative expenses” in the consolidated income statement.

In the event of sales of receivables and factoring, the Group derecognizes the receivables and accounts for them as a sale only to the extent that the receivables have been transferred outside the consolidated group and the Group has transferred substantially all of the risks and rewards of ownership of the receivables.

7.6.7.15.        Derivative financial instruments and hedging activities

Derivative financial instruments are classified as held-for-trading unless they are designated as effective hedging instruments. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative.

Derivative financial instruments held-for-trading

The worldwide operations of the Group lead to an exposure to adverse movements in foreign currency exchange rate. The Group enters into foreign currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. In addition forward contracts and currency options are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated and Swedish Krona-denominated forecast intercompany transactions that cover a large part of research and development expenditures and certain corporate expenses incurred on STMicroelectronics’s behalf by subsidiaries. These intercompany transactions are not closely linked to ultimate transactions with third parties. These instruments do not qualify as hedging instruments under the requirements of the IAS 39.

The derivative financial instruments held-for-trading are initially recorded at fair value. Subsequent to initial recognition, these instruments are remeasured at fair value. Fair value adjustments and realized gains and losses are recognized in the consolidated income statement on the line “other income” or “other expenses” with the exception of fair value movements of derivative financial instruments not directly related to the operations of the Group, whereby the movements are reported within “Finance income” or “Finance costs”.

Derivative financial instruments designated as hedging instruments

These instruments include notably forward currency contracts and interest rate swaps that are entered into by the Group to hedge its risks associated with interest rate and foreign currency fluctuations.

For the purpose of hedge accounting, hedges are classified as:

•	Cash flow hedges, when they hedge exposure to variability in cash flows of a recognized asset or liability or a highly probable forecasted transaction; or

•
Fair value hedges, when they hedge exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such asset, liability or firm commitment, that is attributable to a particular risk.

The following criteria must be in place before the Group will use hedge accounting:

•	Formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared before hedge accounting is applied

•
The hedge is documented at inception showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period and the hedge is effective on an ongoing basis

•
For a cash flow hedge, a forecast transaction that is the subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect the consolidated income statement.

Cash flow hedges

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Group also hedges a portion of its Euro-denominated forecasted intercompany purchases of products whose underlying front-end manufacturing production costs of semi-finished goods are incurred in euros, since these transactions are considered highly probable to occur and are closely linked to ultimate transactions with third parties.

Such derivatives financial instruments are initially recognized at fair value on the date on which the derivative contract is entered into. The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized in the consolidated income statement. Amounts taken to equity are transferred to the consolidated income statement when the hedged transaction effects the income statement, such as when the forecast purchase or sale occurs.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to the consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or roll-over, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction occurs.

Fair value hedges

Such derivative financial instruments are also initially recognized at fair value on the date on which the derivative contract is entered into. The carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged. The derivative is remeasured at fair value and gains and losses are recognized in the consolidated income statement.

For fair value hedges relating to items carried at amortized cost, the adjustment to carrying value is amortized through the income statement over the remaining term of maturity. Amortization may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the income statement. The change in fair value of the hedging instrument is also recognized in the income statement.

The Group discontinues fair value hedge accounting if the hedging instrument expires, is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

7.6.7.16.        Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Property, plant and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

7.6.7.17.         Employee benefits

Pension obligations

The Group sponsors various pension schemes for its employees. These schemes conform to local regulations and practices of the countries in which the Group operates. They are generally funded through payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. Such plans include both defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains and losses and past service costs. Significant estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to profit or loss over the employees’ expected average remaining working lives. Past-service costs are recognized immediately in profit or loss, unless the changes to the pension scheme are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Other long-term employee benefits

The Group provides long term employee benefits such as seniority awards in certain countries. The entitlement to these benefits is usually conditional on the employee completing a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to profit or loss in the period of change. These obligations are valued annually by independent qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the reporting date are discounted to present value. In the case of an offer made to encourage voluntary redundancy, the Group bases the measurement of termination benefits on the number of employees expected to accept the offer.

Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing plans when it is contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based compensation

All the share plans of the Group are equity settled.

The fair value of the employee services received in exchange for the grant of share-based awards is recognized as an expense and as a corresponding increase in shareholders’ equity. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards granted at date of grant. Any applicable employee social charges are also expensed pro rata over the same period as the share-based compensation expense.

7.6.7.18.        Financial Debt

Compound Financial Instruments

Compound financial instruments are assessed for separate accounting into debt and equity components based on the circumstances at the inception of the instruments. The Group recognizes separately the components of the financial instrument that a) creates a financial liability and b) grants an option to the holder of the instrument to convert it into an equity instrument of the Group. A conversion option embedded in the compound financial instrument is an equity instrument when the Group has an unconditional right through this option to avoid settlement in cash or another financial asset as well as if the amount is settled by at a fixed amount of shares for a fixed price. When separate accounting is applied, the fair value of the liability portion of the convertible debt is determined using a market interest rate for an equivalent non-convertible debt over the period of future probable cash flows as estimated on the date of issuance. This amount is recognized as a financial liability on an amortized cost basis until redeemed, extinguished on conversion or on the maturity of the bonds. The remainder of the proceeds is allocated to the conversion option recognized in equity and not subsequently remeasured except on conversion or expiry. When separate accounting cannot be applied because settlement in cash or another financial asset cannot be avoided, the conversion option is recorded at fair value and reported as a liability component as part of non-current liabilities on the consolidated statement of financial position.

Debt issuance and other transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components of the instrument in proportion to the allocation of proceeds. The costs allocated to the liability component of the financial instrument are amortized in “finance cost” until extinguishment of the liability component.

Bank loans and senior bonds

Bank loans and senior bonds, are recognized initially at fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method within “Finance costs”.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the reporting date.

7.6.7.19.        Equity movements

Ordinary share capital

The Group has issued ordinary shares that are classified as equity. Incremental external costs that are directly attributable to the issue of these shares are recognized in equity, net of tax.

Treasury shares and contracts on own shares

Own equity instruments which are acquired (treasury shares) are deducted from equity and accounted for at weighted average cost. No gain or loss is recognized in the income statement on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Contracts on own shares that require physical settlement of a fixed number of own shares for a fixed consideration are classified as equity and added or deducted from equity. Contracts on own shares that require net cash settlement or provide a choice of settlement are classified as trading instruments. Changes in the fair value are reported in the income statement.

Dividends on ordinary share capital

Dividends on ordinary shares are recognized as a liability and deducted from equity when they are approved by the Group’s shareholders.

Dividends for the year that are approved after the reporting date are dealt with as an event after the reporting date.

7.6.7.20.         Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method when maturity of the payables exceeds one year.

7.6.7.21.        Provisions

Provisions for restructuring costs and legal claims are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlements is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of the outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation. The increase in the provision due to passage of time is recognized as finance cost.

7.6.7.22.        Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of Group, breach of contract claims, claims for unauthorized use of third party intellectual property, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in adverse, material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

7.6.7.23.        Segment reporting

Operating segments are defined as a component of the entity that (i) engages in business activities from which it may earn revenues and incur expenses, (ii) whose operating results are regularly reviewed by the entity’s Chief Operating Decision Maker (Company’s Sole Member of Managing Board) to make decision about resources to be allocated to the segments and assess its performance and (iii) for which discrete financial information is available.

For the computation of the segments’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges.

7.6.8. Significant accounting judgments, estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Estimates and assumptions that have a significant risk of causing material adjustments to the carrying amounts of assets and liabilities within the next financial year are described below.

7.6.8.1.        Income taxes

The Group is required to make estimates and judgments in determining income tax for the period, comprising current and deferred income tax. The Group needs to assess the income tax expected to be paid or the benefit expected to be received related to the current year income (loss) in each individual tax jurisdiction and recognizes deferred income tax for all temporary differences arising between the tax bases of assets and liabilities and their carrying amount in the consolidated financial statements. Furthermore, the Group is required to assess all material open income tax positions in all tax jurisdictions to determine any uncertain tax positions, and to record a provision for those.

The Group is also required to assess the likelihood of recovery of our deferred tax assets originated by the net operating losses carried forward. In particular, approximately $69 million of deferred tax assets at ST-Ericsson SA are included as of December 31, 2011, after having booked a valuation allowance of $69 million at the end of 2011, which are based on ST-Ericsson management’s assessment about their tax planning strategy. This assessment requires the exercise of judgment with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon, among other things, the Group’s ability to generate future taxable income that is sufficient to utilize loss carry-forwards or tax credits before their expiration or the Group’s ability to implement prudent and feasible tax planning strategies

As of December 31, 2011, the Group had non-current deferred tax assets of $421 million. The deferred tax assets have increased in the past few years. In particular, a significant portion of the increase in deferred tax assets was recorded in relation to net operating losses incurred in the ST-Ericsson joint venture. These net operating losses may not be realizable before their expiration in seven years, unless ST-Ericsson is capable of identifying favorable tax strategies. In connection with the continuing losses of ST-Ericsson, at the end of 2011, the Group performed an assessment of the future recoverability of the deferred tax assets resulting from past net operating losses. On the basis of ST-Ericsson tax planning strategies and its most updated business plans, a valuation allowance of $69 million with respect to the ST-Ericsson deferred tax assets was recorded at December 31, 2011. As this allowance does not relate to the Group’s investment in ST-Ericsson, non-controlling interest increases by the same amount of $69 million, with no impact to the net income attributable to the equity holders of the parent. The future recoverability of these net operating losses is partly dependent on the successful market penetration of new product releases and additional tax planning strategies currently under evaluation; however, negative developments in the new product roll-out or in the ongoing evaluation of the tax planning strategies could require adjustments to our evaluation of the deferred tax asset valuation.

The Group could be required to record further impairment charges thereby reducing the amount of total deferred tax assets, resulting in a decrease in the total assets and, consequently, in the shareholders’ equity, if the estimates of projected future taxable income and benefits from available tax strategies are reduced as a result of a change in the assessment or due to other factors, or if changes in current tax regulations are enacted that impose restrictions on the timing or extent of the Group’s ability to utilize net operating losses and tax credit carry-forwards in the future. Likewise, a change in the tax rates applicable in the various jurisdictions or unfavorable outcomes of any ongoing tax audits could have a material impact on the future tax provisions in the periods in which these changes could occur.

7.6.8.2.        Impairment of non-financial assets

An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs of disposing of the asset. Non-financial assets are tested or reviewed for impairment in accordance with accounting policies stated in Notes 7.6.7.1, 7.6.7.6, 7.6.7.11 and 7.6.7.12. Considerable management judgment is necessary to identify impairment indicators and to estimate future sales and expenses, which underlie the discounted future cash flow projections. Factors such as changes in the planned use of property, plant and equipment, the closure of facilities, the change in the use or in the market acceptance of certain new technologies, could result in shortened useful lives or impairment charges to be recognized in the period in which such determination is made.

Sensitivity analysis of changes in assumptions regarding the impairment of goodwill is provided in note 7.6.13.

7.6.8.3.        Pension obligations

The Group sponsors various pension schemes for its employees. The expense incurred under the defined benefit retirement plans is based upon statistical and actuarial calculations, and is impacted by assumptions on discount rates used to reach the present value of future pension liabilities, expected return that will be made on existing pension assets, future salary increases as well as future pension increases and statistical-based assumptions covering future withdrawals of participants from the plan and estimates of life expectancy.

The actuarial assumptions used may differ materially from actual results due to changes in market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants and may significantly impact the amount of pension costs and pension liabilities to be recognized in the period in which such determination is made. At the end of 2011, an increase of the discount rate of 0.25% would have resulted in a reduction of the defined benefit obligations of $35 million.

7.6.8.4.        Fair value of financial instruments

The Group holds certain financial instruments that are not traded in an active market. For the valuation of the fair value of such instruments, the Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each reporting date.

7.6.8.5.        Business combinations

The Group has entered, and may also in the future enter, into agreements to acquire business activities. In accounting for business combinations, IFRS 3 (revised) requires that the Group initially recognizes each identifiable asset and liability of the acquired businesses at their acquisition date fair values. As technology, research and development activities and customer relationships are the main value drivers in the microelectronic industry, a significant amount of the purchase price paid relates to the related identifiable intangible assets.

As no active market exists for most intangible assets, the determination of their acquisition date fair value requires a considerable amount of estimates and judgment. These estimates include, but are not limited to, estimates of future cash flows related to these intangibles, charges for other assets used to generate cash flows in combination with other assets (contributory asset charges), the useful lives and the derivation of the appropriate cost of capital to discount the projected cash flows. As the actual results may differ materially from the cash flow projections, impairment charges in subsequent periods might be required.

7.6.8.6.        Capitalized development costs

Development costs are capitalized in accordance with the accounting policy described in notes 7.6.7.6. and 7.6.7.11. Initial capitalization of costs is based on management’s judgment that economic profitability and technological feasibility is confirmed, usually when a product or technology has reached a certain maturity level in product life cycle model used by the Group. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of a project, discount rate to be applied and the expected period of benefits. As at December 31, 2011, the carrying amount of capitalized development costs was $1,284 million (2010: $1,167 million).

7.6.8.7.        Inventory obsolescence reserves and normal manufacturing capacity thresholds

Inventory is stated at the lower of cost or market value. Cost is based on the weighted average cost by adjusting the standard cost to approximate actual manufacturing costs on a periodic basis; therefore, the cost is dependent on the Group’s manufacturing performance. In the case of underutilization of the manufacturing facilities, the Group estimate the costs associated with the excess capacity. These costs are not included in the valuation of inventory but are charged directly to cost of sales. Market value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses and cost of completion. As required, inventory acquired in business combinations are evaluated at fair value, less completion and distribution costs and related margin.

While the Group performs, on a continuous basis, inventory write-offs of products and semi-finished products, the valuation of inventory requires to estimate a reserve for obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence are estimated for excess uncommitted inventories based on the previous quarter’s sales, order backlog and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, or if future conditions are less favorable than the projected revenue assumptions, the Group could be required to record additional inventory provisions, which would have a negative impact on its gross margin.

7.6.9. Business combinations

7.6.9.1.        Acquisitions in 2010

In 2010, the Group completed two transactions to acquire substantially all the assets of two development stage companies based in the United States of America. These acquisitions provide the Group with leading technologies in the fields of rectifier diodes and powerline communications. Both transactions were structured as asset deals which have been accounted for as business combinations and were determined to be included in the reportable segment “Industrial and Multisegment Sector” (“IMS”) and starting from January 1, 2011, these two businesses are included in Analog, MEMS and Microcontrollers (“AMM”).

The fair value of the identifiable assets and assumed liabilities acquired from these two companies at acquisition-date were as follows:

In millions of USD	Fair value recognized on acquisition
Technology	13
Goodwill	1
In-process R&D	5
Total identifiable net assets at fair value	19
Purchase consideration	19

The purchase consideration is made of cash payments for $11 million and the acquisition-date fair value of contingent considerations. Goodwill on these transactions arises principally due to the value of the assembled workforce.

7.6.9.2.        Acquisitions in 2011

Until April 15, 2011, the Group accounted for its 41.2% equity investment in Veredus Laboratories Pte (“Veredus”) under the equity method. Veredus is a life science company based in Singapore that develops, commercializes and manufactures diagnostic tools that are marketed worldwide. Veredus offers highly sensitive and user-friendly molecular diagnostic tools that include gel based detection kits and the latest cutting edge Lab-on-Chip technology. These diagnostic tools can be used in field conditions as well as in medical labs and hospitals.

On April 15, 2011, the Group exercised a call option and purchased shares from Veredus’ founders to increase its ownership in Veredus to 63.7%. This provides the Group control over Veredus which has been a subsidiary of the Group from this date.

The acquired business made an immaterial contribution to the Group’s consolidated revenue and net result for the period from April 15, 2011 to December 31, 2011.

The following table summarizes the consideration transferred to acquire Veredus and the amounts of the identified assets acquired and liabilities assumed at the acquisition date, as well as the fair value of the non-controlling interest in Veredus at the acquisition date.

In millions of U.S. dollars
Fair value of consideration transferred:
Cash consideration paid to Veredus’ founders	7
Fair value of the Group’s investment in Veredus held before the business combination	9
Fair value of the non-controlling interest in Veredus	9
25
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	1
Inventories	1
Buy-out option	5
Property, Plant and Equipment, net	1
In-Process R&D	12
Patents and Intellectual Property	3
Deferred tax assets	1
Deferred tax liabilities	(3)
Other current liabilities	(1)
Total identifiable net assets	20
Goodwill	5

As a result of the Group obtaining control over Veredus, the Group’s previously held 41.2% was remeasured to fair value; however this did not result in any gain or loss.

As part of the transaction, the Group received a buy-out option that allows the Group to buy out the remaining 33% of Veredus’ shares still owned by its founders at a price per share depending on level of sales achieved in 2012. The option will be exercisable by the Group in 2013. The fair value of the option at acquisition-date was determined using a Black & Scholes valuation model.

The goodwill is attributable to the workforce of the acquired business and to the increased footprint of the Group in the healthcare business. The goodwill is not expected to be deductible for tax purposes. All of the $5 million was allocated to the Group’s Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”) segment.

Immediately after this acquisition, the Group increased its ownership in Veredus to 67% by acquiring new shares of the Company for a cash amount of $1 million. This transaction did not result in a change of control of Veredus and therefore has been accounted for as an equity transaction.

7.6.10. Investments in associates and jointly controlled entities

Investments in associates and jointly controlled entities as at December 31, 2011 and December 31, 2010 were as follows:

	December 31, 2011		December 31, 2010
In millions of USD	Carrying amount	% of interests	Carrying amount	% of interests
ST-Ericsson AT Holding (“JVD”)	16	49.0%	39	49.0%
3Sun Srl	78	33.3%	83	33.3%
Others	-		11
Total	94		133

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Group for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Group exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

On July 1, 2010, Numonyx contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Group against the redemption of the $78 million subordinated notes due by Numonyx to the Group. Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income. The Group’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $78 million as at December 31, 2011 and under certain conditions, to participate to a share capital increase or shareholders loans up to EUR 38 million.

ST-Ericsson AT SA (“JVD”)

On February 3, 2009, the Group announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms (“EMP”) and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Group received an interest in ST-Ericsson AT Holding AG that was valued at $99 million. In 2010, ST-Ericsson AT Holding AG was merged into ST-Ericsson AT SA. JVD, in which the Group owns 50% less a controlling share held by Ericsson, is the parent company of a group of entities that perform fundamental R&D activities for the ST-Ericsson venture. The Group has a significant influence and therefore accounts for JVD under the equity method.

The following table illustrates summarized financial information of the Group’s investment in JVD:

In millions of USD	December 31, 2011	December 31, 2010
Share of JVD’s unaudited IFRS statement of financial position:
Non-current assets	22	24
Current assets	29	28
Equity	10	8
Non-current liabilities	7	6
Current liabilities	34	38
Share of JVD’s unaudited IFRS revenue and profit (loss):
Revenue	109	107
Profits	4	(1)
Carrying amount of the investment	16	39
Initial value of investment	99	99
Cumulated share of profit or loss	(3)	(7)

7.6.11. Property, plant and equipment

Property, plant and equipment consisted of the following:

	As at December 31, 2010
In millions of USD	Gross value	Accumulated depreciation	Net value
Land	88	-	88
Buildings	954	(307)	647
PP&E under finance lease	209	(133)	76
Facilities and leasehold improvements	3,036	(2,381)	655
Machinery and equipment	13,916	(11,534)	2,382
Computer and R&D equipment	520	(442)	78
Furniture and other tangible fixed assets	211	(144)	67
Construction in progress	124	-	124
Total	19,058	(14,941)	4,117

	As at December 31, 2011
	Gross value	Accumulated depreciation	Net value
Land	86	-	86
Buildings	919	(323)	596
PP&E under finance lease	208	(162)	46
Facilities and leasehold improvements	3,072	(2,470)	602
Machinery and equipment	14,320	(11,828)	2,492
Computer and R&D equipment	508	(444)	64
Furniture and other tangible fixed assets	169	(140)	29
Construction in progress	50	-	50
Total	19,332	(15,367)	3,965

Changes in the net carrying amount of property, plant and equipment are detailed as follows:

In millions of USD	Lands	Buildings	Finance leases	Facilities and leasehold improvements	Machinery and equipment	Computer and R&D equipment	Furniture/ other tangible assets	Construction in progress	Total
Balance as at December 31, 2009	96	716	109	827	2,132	86	106	106	4,178
Additions	-	1	-	64	878	35	47	268	1,293
Transfers	-	3	-	16	224	-	-	(243)	-
Disposals	(4)	(7)	-	(9)	-	-	(67)	-	(87)
Impairment	-	-	-	(1)	(10)	-	(2)	-	(13)
Depreciation expense	-	(31)	(32)	(201)	(760)	(40)	(13)	-	(1,077)
Foreign currency translation	(4)	(35)	(1)	(41)	(82)	(3)	(4)	(7)	(177)
Balance as at December 31, 2010	88	647	76	655	2,382	78	67	124	4,117
Additions	-	1	2	75	644	26	30	317	1,095
Business combination	-	-	-	1	-	-	-	-	1
Transfers	-	5	-	65	347	3	(30)	(390)	-
Disposals	-	(13)	(2)	(5)	(4)	(1)	(26)	(4)	(55)
Impairment	-	(1)	-	(1)	(8)	-	(1)	-	(11)
Depreciation expense	-	(30)	(30)	(172)	(813)	(40)	(11)	-	(1,096)
Foreign currency translation	(2)	(13)	-	(16)	(56)	(2)	-	3	(86)
Balance as at December 31, 2011	86	596	46	602	2,492	64	29	50	3,965

In the year ended December 31, 2011, capital investment funding has totaled $11 million (2010: $4 million) and were accounted for as a reduction of the gross value of related tangible assets. The impact of capital funding on depreciation expense for the year ended December 31, 2011 is a reduction of $12 million (2010: $13 million). In 2011, the Group made equipment sales for cash proceeds of $26 million (2010: $29 million).

7.6.12. Intangible assets

Intangible assets consisted of the following:

	As at December 31, 2010
In millions of USD	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	890	(650)	240
Purchased software	309	(257)	52
Contractual customer relationships	551	(119)	432
Capitalized development costs	1,661	(494)	1,167
Internally developed software and other intangible assets	203	(34)	169
Total	3,614	(1,554)	2,060

	As at December 31, 2011
	Gross value	Accumulated amortization	Net value
Purchased technologies and licenses	946	(801)	145
Purchased software	362	(296)	66
Contractual customer relationships	551	(176)	375
Capitalized development costs	2,035	(751)	1,284
Internally developed software and other intangible assets	216	(44)	172
Total	4,297	(2,266)	2,042

Changes in the net carrying amount are detailed as follows:

In millions of USD	Purchased technologies and licenses	Purchased software	Capitalized development costs	Contractual customer relationships	Internally developed software and other intangible assets	Total
Balance as at December 31, 2009	321	76	930	505	127	1,959
Additions	27	3	527	-	68	625
Business combinations	18	-	-	-	-	18
Disposals	-	-	-	-	-	-
Impairment/Write-offs	-	-	(90)	-	-	(90)
Transfer	1	10	-	(60)	49	-
Amortization expense	(130)	(37)	(200)	(13)	(76)	(456)
Foreign currency translation	3	-	-	-	1	4
Balance as at December 31, 2010	240	52	1,167	432	169	2,060
Additions	51	3	549	-	67	670
Business combinations	3	-	12	-	-	15
Disposals	-	-	-	-	-	-
Impairment/Write-offs	(1)	-	(187)	-	(4)	(192)
Transfer	-	50	-	-	(50)	-
Amortization expense	(151)	(39)	(257)	(57)	(6)	(510)
Foreign currency translation	3	-	-	-	(4)	(1)
Balance as at December 31, 2011	145	66	1,284	375	172	2,042

For the year ended December 31, 2011, additions of intangible assets amounted to $685 million (2010: $643 million), of which $15 million (2010: $18 million) were acquired through business combinations as described in Note 7.6.9.

In 2011, the purchase price allocation on the acquisition of Veredus resulted in $3 million of technology and $12million of in-process R&D with useful lives ranging from 5 to 7 years. In 2010, the purchase price allocation on the acquisition of substantially all assets of two development stage companies resulted in $13 million of technology and $5 million of in-process R&D with useful lives ranging from 5 to 7 years.

The 2011 amortization expense included $285 million (2010: $206 million) in costs of sales, $145 million (2010: $166 million) in research and development and $82 million (2010: $84 million) in selling general and administrative.

Development costs capitalized on projects that are still in progress and therefore not yet amortized amounted to $780 million as at December 2011 (2010: $760 million).

The impairment and write-offs of capitalized development costs for an aggregate amount of $187 million in 2011 (2010: $90 million) were recognized in costs of sales. The increase compared to the previous year is mainly the result of cancellation of a development program with a major customer.

7.6.13. Goodwill

Goodwill split by operating segment are as follows:

In millions of USD	Automotive Consumer Computer and Communication Infrastructure (“ACCI”)	Wireless sector (“Wireless”)	Analog, MEMS and Microcontrollers (“AMM”)	Total
As at January 1, 2011	25	877	70	972
Business combinations	5	-	-	5
Foreign currency translation	-	(3)	(3)	(6)
As at December 31, 2011	30	874	67	971

As at December 31, 2011, the gross value of goodwill was $990 million (2010: $991 million) and the accumulated impairment was $19 million (2010: $19 million).

During the second half of 2011, the Group performed its annual impairment test on goodwill which did not evidence any impairment.

Goodwill is allocated to the Group’s cash-generating units (“CGUs”). The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets prepared by management covering a five-year period.

For the annual impairment test performed during the second half of 2011, the key-assumptions used for value-in-use calculations are based on the most recent five-year plan of each CGU tested. In particular for the Wireless segment, the business plan is provided by ST-Ericsson. The average perpetuity growth rate was 1.5%and discount rates are pre-tax and inferred from the observed volatility of share prices for comparable companies in the semi-conductor industry, and range from 10.7% to 11.1% depending on CGUs. These assumptions have been used, as applicable, for the analysis of each CGU within the product segments. Management determined budgeted gross margin based on past performance and its expectations for the market development. The average yearly growth rates used are consistent with the forecasts included in industry reports. The discount rates used are pre-tax and reflect specific risks relating to the relevant CGUs. A reasonable change in these assumptions would not result in an impairment.

The value in use of the Wireless sector still exceeded its carrying value by 21% at year-end. A decrease of the yearly annual growth rate of sales of more than 10% would result in an impairment. The majority of the Group’s wireless activities relate to ST-Ericsson, which is currently in a shift from legacy to new products. Though their path to success is challenging, ST-Ericsson is continuing to focus on securing the successful execution and delivery of their new products to customers while lowering its break-even point. ST-Ericsson very recently appointed Chief Executive Officer and leadership team have been requested by the parent companies to review its strategic plans and financial prospects. The Group, together with its partner Ericsson, is further committed to support ST-Ericsson in the transition to turn-over to sustainable profitability and cash generation. As a result of this strategic review, the Group may consider additional actions to solidify and accelerate ST-Ericsson’s path to profitability. In such an event, or in case of a material worsening of business prospects, the value of ST-Ericsson for the Group could decrease to a value significantly lower than the current carrying amount of ST-Ericsson in the Group’s books and may be required to take an impairment charge. Further impairment charges could also result from new valuations triggered by changes in the Group’s product portfolio or by strategic transactions, particularly in the event of a downward shift in future revenues or operating cash flows in relation to the current plans or in case of capital injections by or equity transfers to third parties at a value lower than the one underlying the carrying amount.

7.6.14. Other financial assets and financial liabilities

7.6.14.1.        Other financial assets

In millions of USD	December 31, 2011	December 31, 2010
Other financial assets (including derivatives)
Other financial assets
Available-for-sale investments – quoted debt and equity securities	422	1,063
Available-for-sale investments – unquoted debt securities	-	72
Available-for-sale investments – unquoted equity securities	27	28
Restricted cash	8	7
Short-term deposits	-	67
Other	7	8
Total other financial assets	464	1,245
Current	416	1,126
Non-current	48	119
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	-	24
Currency collars	1	2
Purchased currency options	-	-
Contingent zero-cost collars	-	27
Derivatives not designated as hedges (held for trading)
Veredus buy-out option	5	-
Currency collars	-	3
Foreign exchange forward contracts	1	35
Total derivatives financial instruments	7	91
Current	2	85
Non-current	5	6
Total other financial assets (including derivatives)	471	1,336
Total current	418	1,211
Total non-current	53	125

Movements in other financial assets (excluding derivatives) recorded in 2011 are summarized as follows:

In millions of USD	Jan 1, 2011	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase/ Increase	Sale/ Settlement	Foreign exchange result recognized in OCI*	Realized gain	Dec 31, 2011
Government bonds issued by the U.S. Treasury	350	-	-	100	(350)	-	-	100
Government bonds issued by foreign governments	213	-	-	225	(355)	(2)	-	81
Senior debt floating rate note issued by financial institutions	328	(2)	(5)	-	(113)	(3)	-	205
Fixed rate debt securities issued by financial institutions	-	-	-	27	-	-	-	27
Quoted equity instruments	172	12	14	-	(189)	-	-	9
Sub-total Available-for-sale investments – quoted debt and equity securities	1,063	10	9	352	(1007)	(5)	-	422
Auction rate securities	72	(45)	-	-	(350)	-	323	-
Sub-total Available-for-sale investments – unquoted debt securities	72	(45)	-	-	(350)	-	323	-
Available-for-sale investments – unquoted equity securities	28	-	-	-	(1)	-	-	27
Restricted cash	7	-	-	95	(94)	-	-	8
Short-term deposits	67	-	-	-	(67)	-	-	-
Other current financial assets	8	(1)	-	-	-	-	-	7
Total other financial assets (excluding derivatives)	1,245	(36)	9	447	(1,519)	(5)	323	464
*OCI: Other comprehensive income

Movements in other financial assets (excluding derivatives) recorded in 2010 are summarized as follows:

In millions of USD	Jan 1, 2010	Change in fair value included in OCI*	Change in fair value included in income statement	Purchase	Sale	Currency translation adjustment	Numonyx disposal	Other movements	Dec 31, 2010
Government bonds issued by the U.S. Treasury	340	-	-	690	(680)	-	-	-	350
Government bonds issued by foreign governments	144	-	-	410	(331)	(10)	-	-	213
Senior debt floating rate note issued by financial institutions	548	4	(3)	-	(208)	(13)	-	-	328
Quoted equity instruments	10	(13)	(33)	-	(375)	-	583	-	172
Sub-total Available-for-sale investments – quoted debt and equity securities	1,042	(9)	(36)	1,100	(1,594)	(23)	583	-	1,063
Auction rate securities	42	30	-	-	-	-	-	-	72
Long-term subordinated notes	173	2	6	-	-	-	(181)	-	-
Sub-total Available-for-sale investments – unquoted debt securities	215	32	6	-	-	-	(181)	-	72
Available-for-sale investments – unquoted equity securities	29	(1)	-	-	-	-	-	-	28
Equity securities at fair value through profit or loss	-	-	2	-	-	-	20	(22)	-
Restricted cash	250	-	-	-	-	-	-	(243)	7
Short-term deposits	-	-	5	62	-	-	-	-	67
Other current financial assets	6	-	2	-	-	-	-	-	8
Total other financial assets (excluding derivatives)	1,542	22	(21)	1,162	(1,594)	(23)	422	(265)	1,245
*OCI: Other comprehensive income

Available-for-sale investments – quoted debt and equity securities

As at December 31, 2011, the Group had investments in quoted marketable debt instruments (Italian and U.S. government bonds and floating and fixed-rate notes) for an aggregate value of $413 million (Dec 31, 2010: $891 million), of which $181 million for government debt securities with an average duration of less than four months. The $100 million US Treasury Bills are rated Aaa by Moody’s and the $81 million Italian Treasury Bills are rated A2 by Moody’s as at December 31, 2011. The change in fair value of these marketable securities was not material as at December 31, 2011. The Group estimated the fair value of these financial assets based on publicly quoted market prices. All government bonds and floating and fixed-rate notes are classified as available-for-sale financial assets and recorded at fair value as at December 31, 2011, with changes in fair value recognized as other comprehensive income in the available-for-sale reserve.

Out of the 8 investment positions in floating and fixed-rate notes, 5 securities are in an unrealized loss position, which has been considered as temporary, with the only exception of a senior floating rate note of Euro 15 million issued by Lehman Brothers. For all investments, except the Lehman Brothers senior unsecured bonds described below, the Group expects to recover the debt securities’ entire amortized cost basis. Since the duration of the portfolio is 0.99 year on average and the securities have an average rating of A2/A (with the only exception of the Lehman Brothers senior unsecured bonds), the Group expects the value of the securities to return to par as the final maturity is approaching; as such, no credit loss has been identified on these instruments. The Group estimated the fair value of these financial assets based on publicly quoted market prices. As at December 31, 2011, the aggregate amortized cost basis of these securities totaled $252 million (Dec 31, 2010: $342 million). As at December 31, 2011 a total pre-tax unrealized loss of $6 million was deferred as other comprehensive income in the available-for-sale reserve on these financial assets.

For the Lehman Brothers senior unsecured bonds, the Group has been measuring fair value since Lehman Brothers Chapter 11 filing on September 15, 2008 based on information received from a major credit rating entity. Such fair value information relied on historical recovery rates. At the date of Lehman Brothers Chapter 11 filing, the Group did not expect to recover the entire amortized cost basis of the securities and recorded an impairment charge representing 50% of the face value of the debt securities. During the first half of 2011, following values observed on the open market and direct unbinding quotations, the Group assessed that it expected to recover the impaired amortized cost basis of the Lehman Brothers debt securities amounting to $5 million. As a result, an impairment charge of $5 million was recorded during the first half of 2011. The total impairment as at December 31, 2011 represented 75% of the face value of the Lehman Brothers senior unsecured bonds.

As at December 31, 2011, the Group also had investments in quoted equity securities for an aggregate value of $9 million (Dec 31, 2010: $172 million). In 2010, the quoted equity securities were mainly composed of shares in Micron Technology Inc. On May 7, 2010, the Group disposed of its investment in Numonyx in exchange for 67 million shares in Micron Technology Inc. During November and December 2010, the Group sold around 47 million of those shares, together with the related hedging instruments. The remaining 20 million shares and related hedging instruments were sold during January 2011, receiving $189 million proceeds and generating a non-operating loss of $4 million, reported in the line “Finance Costs” on the consolidated income statement. This loss was neutralized by a $6 million income recognized by the Group in 2011 related to the ineffective portion of the hedge instruments as disclosed in note 7.6.30. These transactions are further disclosed in note 7.6.14.4.

Available-for-sale investments – unquoted debt instruments

The Group’s legal action to recover from Credit Suisse the amount invested in unauthorized auction rate securities against the Group’s instructions was settled on June 9, 2011 with net proceeds of $350 million. Upon receipt of the funds, the ownership of the portfolio was transferred to Credit Suisse and the Group derecognized the $77 million of auction rate securities reported at fair value as non-current assets on the line “Other non-current financial assets” on the statement of financial position as at December 31, 2010 and recognized a pre-tax gain of $329 million, out of which $6 million in SG&A and $323 million as a realized gain on financial assets.

7.6.14.2.          Other financial liabilities

In millions of USD	December 31, 2011	December 31, 2010
Derivative financial instruments
Cash flow hedges
Foreign exchange forward contracts	17	2
Currency collars	17	1
Derivatives not designated as hedges
Foreign exchange forward contracts	29	7
Currency collars	12	1
Total other financial liabilities (including derivatives)	75	11
Total current	75	11
Total non-current	-	-

7.6.14.3.         Interest-bearing loans and borrowings

In millions of USD	December 31, 2011	December 31, 2010
Bank overdraft	7	-
ST-Ericsson’s parent financing	400	75
Funding program loans with European Investment Bank
0.58% (w.a.*), due 2014, floating interest rate at LIBOR + 0.017%	60	80
0.44% (w.a.*), due 2015, floating interest rate at LIBOR + 0.026%	37	47
0.48% (w.a.*), due 2016, floating interest rate at LIBOR + 0.052%	97	116
0.89% (w.a.*), due 2016, floating interest rate at LIBOR + 0.317%	129	155
0.65% (w.a.*), due 2016, floating interest rate at LIBOR + 0.213%	143	170
Other Funding program loans
0.53% (w.a.*), due 2012-2018, fixed interest rate	10	12
Finance leases
4.52% (w.a.*), due 2012-2017, fixed interest rate	9	11
5.00% (w.a.*), due 2013, fixed interest rate	42	68
Senior Bonds
1.82%, due 2013, floating interest rate Euribor + 0.40%	453	569
Convertible Bonds
4.92% convertible bonds due 2016	190	443
Total interest-bearing loans and borrowings	1,577	1,746
Total current	736	655
Total non-current	841	1,091
* Weighted average

Interest-bearing loans and borrowings are denominated in the following currencies:

In millions of USD	December 31, 2011	December 31, 2010
U.S. Dollars	1,070	1,097
Euros	507	649
Total	1,577	1,746

The European Investment bank’s loans denominated in Euro, but drawn in USD, are classified as USD denominated debt. Aggregate future maturities of interest-bearing loans and borrowings outstanding are as follows:

In millions of USD	December 31, 2011
2012	737
2013	575
2014	106
2015	84
2016	74
Thereafter	1
Total	1,577

Convertible debt

In February 2006, the Group issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Group of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at the adjusted conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. The holders can redeem the convertible bonds upon a change of control or on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. On February 23, 2011, the holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.

In 2011 and 2010, the Group repurchased partially the zero coupon senior convertible bonds due in February 2016. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued. The result of these transactions is summarized as follows:

In millions of USD	2011 Repurchase/ Put option exercise	2010 Repurchase
Principal amount repurchased/redeemed	290	386
Decrease in value of liability component of 2016 convertible bonds	270	339
Decrease in value of equity component of 2016 convertible bonds	13	39
Loss on repurchase of 2016 convertible bonds	31	32
Cash consideration	314	410

Senior Bonds

In March 2006, STMicroelectronics Finance B.V. (“ST BV”), a wholly owned subsidiary of the Group, issued floating rate senior bonds with a principal amount of €500 million at an issue price of 99.873%. The notes, which mature on March 17, 2013, pay a coupon rate of the three-month Euribor plus 0.40% on the 17th of June, September, December and March of each year through maturity. In the event of changes to the tax laws of the Netherlands or any successor jurisdiction, ST BV or the Company may redeem the full amount of senior bonds for cash. In the event of certain change in control triggering events, the holders can cause ST BV or the Company to repurchase all or a portion of the bonds outstanding. During 2011 the Group repurchased 76,000 bonds (2010: 74,000 bonds) for a total cash consideration of $107 million (2010: $98 million).

Credit facilities

The Group had unutilized committed medium term credit facilities with core relationship banks totaling $487 million. In addition, the aggregate amount of the Group’s total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $569 million as at December 31, 2011. In addition, ST-Ericsson had $400 million of committed line from Ericsson as parent Group, of which $400 million was withdrawn and reported as short-term borrowings on the line “Interest-bearing loans and borrowings – current portion” on the consolidated statement of financial position as at December 31, 2011. The Group also has three committed credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $147 million were paid back as at December 31, 2011. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $108 million was paid back as at December 31, 2011. The third one, signed in September 2010, for a total of €350 million for R&D projects in France was undrawn as at December 31, 2011.

7.6.14.4.         Hedging activities and derivatives

Derivative instruments not designated as hedges

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries. The Group enters into currency forward contracts and currency options to reduce its exposure to changes in exchange rates and the associated risk arising from the denomination of certain assets and liabilities in foreign currencies at the Group’s subsidiaries. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses through the use of currency forward contracts and currency options, including collars. The Group also hedges certain Swedish krona-denominated forecasted transactions that cover at reporting date a large part of its future research and development expenses through the use of currency forward contracts. These instruments do not qualify as hedging instruments and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income” or “Other expenses” in the consolidated income statement.

The notional amount of these financial instruments amounted to $1,303 million in 2011 (2010: $1,659 million). The main currencies covered are the Euro, the Singapore Dollar, the Japanese Yen, the Swiss Franc, the Swedish Krona, the British Pound and the Malaysian Ringgit.

Foreign currency forward contracts and currency options not designated as cash flow hedge outstanding as of December 31, 2011 have remaining terms of 3 days to 11 months, maturing on average after 140 days.

Derivative instruments designated as cash flow hedges

To reduce its exposure to U.S. dollar exchange rate fluctuations, the Group hedges certain Euro-denominated forecasted transactions that cover at reporting date a portion of its front-end manufacturing costs of semi-finished goods through the use of currency forward contracts and currency options, including collars.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge is to hedge up to 70% of the total forecasted transactions for manufacturing costs. The maximum length of time over which the Group hedges its exposure to the variability of cash flows for forecasted transactions is 24 months.

These derivative instruments are designated and qualified as cash flow hedges. They are reflected at their fair value in the consolidated statement of position. The gain or loss from the effective portion of the hedge is reported in the statement of comprehensive income and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated income statement line item as the impact of the hedged transaction.

For the year ended December 31, 2011, the Group recorded a decrease in cost of sales of $65 million (2010: increase of $37 million) related to the realized gain incurred on such hedged transactions. No significant ineffective portion of the hedge was recorded on the lines “Other income” or “Other expenses” for the years ended December 31, 2011 and 2010.

The notional amount of foreign currency forward contracts and currency options, including collars, designated as cash flow hedge amounted to $973 million (2010: $1,065 million). The forecasted transactions hedged at December 31, 2011 were determined to be highly probable of occurrence.

As at December 31, 2011, $37 million of deferred losses on derivative instruments, before tax for $5 million were included in the cash flow hedge reserve in other comprehensive income and were expected to be reclassified as earnings during the next twenty four months based on the monthly forecasted semi-finished manufacturing costs.

Foreign currency forward contracts and currency options designated as cash flow hedge outstanding as of December 31, 2011 have remaining terms of 3 days to 11 months, maturing on average after 124 days.

As at December 31, 2011, the Group had the following outstanding derivative instruments that were entered into to hedge Euro-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted manufacturing costs transactions
Forward contracts	309
Currency options	24
Collars	419

Interest rate risk

Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group’s interest rate risk arises mainly from long-term borrowings at fixed rates. The Group analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

Other market risk

As part of its ongoing investing and financing activities, the Group may from time to time enter into certain derivative transactions. In the first half of 2010, the Group purchased a put option in order to hedge a potential equity position in Micron Technology, for a total notional amount of 10 million shares. The put option was classified as financial asset at fair value through profit or loss. On April 6, 2010, the Group entered into a written call option, with a notional amount of 5 million shares, to be combined to the existing purchased put in order to structure a zero-cost collar as a single hedging instrument of the highly probable forecasted sale of Micron shares. The combined options did not meet the criteria of IAS 39 to qualify as a cash flow hedge. On November 30, 2010 the Group decided to sell the underlying Micron shares and simultaneously unwound the purchased put and the written call composing the collar. On November 30, 2010, the Group sold 7,000,000 Micron shares and 3,000,000 shares on December 7, 2010, together with the related derivative instruments. Total proceeds from the unwinding of the derivative instruments totaled $5 million, which generated a gain of $4 million reported on the line “Finance income” on the consolidated income statement for the year ended December 31, 2010.

In addition to the combined options as described above, the Group entered in April 2010 into three contingent zero-cost collars to hedge forecasted sales of Micron shares for a total notional amount of approximately 40 million shares. The hedged forecasted sales were assessed to be highly probable transactions, from inception of the hedge and on an on-going basis, and the hedging transaction qualified for cash flow hedge. The contingency premium paid on these instruments, which totaled $9 million, was excluded from effectiveness measurement and recorded immediately in the consolidated income statement on the line “Finance costs”. On December 9, 2010 the Group decided to discontinue the hedge relationship for one of the 3 collars to sell 20,000,000 underlying hedged Micron shares and simultaneously unwind the related hedging collar. Between December 9, 2010 and December 20, 2010, the Group sold the 20,000,000 Micron shares and unwound the corresponding hedging instrument. Total proceeds from the unwinding of the collar totaled $16 million, which generated a gain of $2 million on the line “Finance income” on the consolidated income statement for the year ended December 31, 2010. The impact of the sale of Micron shares is described in Note 7.6.14.1. The remaining two zero-cost collars, for a total notional amount of 20,056,131 shares, were not discontinued and still qualified for cash flow hedge accounting as at December 31, 2010. The hedge effectiveness measurement of these two collars is based on their intrinsic value and the Group recognized in other comprehensive income the change in fair value of the hedging instruments due to their intrinsic value while changes due to the time value were immediately recognized on the line “Finance Income” or “Finance Costs” on the consolidated income statement. During the year-ended December 31, 2010, changes in fair value of the hedging instruments were due to changes in the intrinsic value of the instruments for $9 million and due to changes in the time value of the instruments for $33 million. Therefore $9 million have been deferred as other comprehensive income in the cash flow hedge reserve and an income of $33 million was recognized on the line “Finance income” on the consolidated income statement.

In 2011 until the Group decided to unwind the hedge relationships, changes in fair value of the hedging instruments were due solely to changes in the time value of the instruments for $6 million. Therefore, an income of $6 million was recognized on the line “Finance income” on the consolidated income statement. Proceeds from the unwinding of the collars totaled $6 million.

7.6.14.5.        Fair values

Set out below is a comparison by class of the carrying amounts and fair value of the Group’s financial instruments that are carried in the financial statements.

	Carrying amount		Fair value
In millions of USD	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Financial assets
Trade receivables	1,046	1,230	1,046	1,230
Other receivables and assets	505	524	505	524
Available for sale financial investments	449	1,163	449	1,163
Restricted cash	8	7	8	7
Other financial assets	373	452	373	452
Cash and cash equivalents	1,912	1,892	1,912	1,892
Financial liabilities
Interest-bearing loans and borrowings (including current portion)	1,577	1,746	1,599	1,802
Trade accounts payable	656	1,233	656	1,233
Other payables and accrued liabilities	499	359	499	359
Other current financial liabilities	75	11	75	11

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

•
Trade receivables, cash and cash equivalents, trade accounts payable, other payables and accrued liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	Other receivable and assets approximate their carrying amounts due either to their short-term maturities or to the fact that they are recorded at their net discounted present value.

•	Available for sale financial investments:

¡
The fair value of government bonds, quoted equity securities and floating rate notes, with the exception of the floating rate notes issued by Lehman Brothers, is determined based upon quoted market prices for the identical instruments. In 2010, the fair value of the floating rate notes issued by Lehman Brothers relied on information received from a major credit rating entity based on historical recovery rates. In 2011, the fair value was determined based on values observed on the open market and direct unbinding quotations.

¡
Since 2008, the fair value of auction-rate securities was based on a theoretical model using yields obtainable for comparable assets. The value inputs for the evaluation of these securities were publicly available indexes of securities with the same rating, similar duration and comparable/similar underlying collaterals or industries exposure (such as ABX for the collateralized debt obligation, ITraxx and IBoxx for the credit-linked notes), which the Group believed approximated the orderly exit value in the current market.

¡	The fair value of unquoted equity securities is estimated based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

¡	The fair value of quoted equity securities is based on the quoted price per share adjusted to reflect any applicable restrictions.

•	The fair value of restricted cash is its carrying amount

•
The fair value of interest-bearing loans and borrowings is determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Group’s borrowing rates for similar types of borrowing arrangements.

•	The fair value of derivatives instruments is determined based upon quoted market prices for similar instruments.

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

•	Level 3: techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data.

As at December 31, 2011, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2011	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	1	-	1	-
Veredus buy-out option	5	-	-	5
Cash flow hedges
Currency collars	1	-	1	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	422	417	5	-
Available-for-sale investments – unquoted equity securities	27	-	-	27
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	17	-	17	-
Currency collars	17	-	17	-
Cash flow hedges
Foreign exchange forward contracts	29	-	29	-
Currency collars	12	-	12	-

As at December 31, 2010, the Group held the following financial instruments measured at fair value:

In millions of USD	December 31, 2010	Level 1	Level 2	Level 3
Assets measured at fair value
Financial assets at fair value through profit or loss
Foreign exchange forward contracts	35	-	35	-
Quoted equity securities	-	-	-	-
Currency collars	3	-	3	-
Cash flow hedges
Foreign exchange forward contracts	24	-	24	-
Currency collars	2	-	2	-
Contingent zero-cost collar	27	-	27	-
Available-for-sale financial assets
Available-for-sale investments – quoted debt and equity securities	1,063	1,052	-	11
Available-for-sale investments – unquoted debt securities	72	-	-	72
Available-for-sale investments – unquoted equity securities	28	-	-	28
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	2	-	2	-
Currency collars	2	-	2	-
Cash flow hedges
Foreign exchange forward contracts	7	-	7	-

During the reporting period ending December 31, 2010, there was no transfer between Level 1 and Level 2 fair value measurements, and no transfer into and out of Level 3 fair value measurements. However, the fair value measurement of the Lehman Brothers notes was considered until December 2010 as a level 3 measurement. Since the first half of 2011, the fair value measurement of the Lehman Brothers notes is based on values observed on the open market and on direct unbinding quotation. This corresponds to a level 2 fair value measurement. The transfer of the Lehman Brothers notes out of the Level 3 category was made just after the recognition of the impairment charge.

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2011 and December 31, 2011 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2011	111
Impairment on Lehman Brothers notes	(5)
Transfer of Lehman Brothers notes to Level 2 fair value hierarchy	(6)
Settlement on Auction Rate Securities	(72)
Veredus Buy-out option	5
Change in fair value of unquoted equity securities	(1)
As at December 31, 2011	32
Amount of total losses included in the 2011 income statement attributable to assets still held at the reporting date	(5)

For assets measured at fair value using significant unobservable inputs (Level 3), the reconciliation between January 1, 2010 and December 31, 2010 is presented as follows:

In millions of USD	Fair value measurements using significant unobservable inputs (Level 3)
As at January 1, 2010	255
Change in fair value of Auction Rate Securities	30
Change in fair value of unquoted equity securities	(1)
Paid-in-kind interest on Numonyx subordinated notes	6
Change in fair value on Numonyx subordinated notes, before tax	2
Extinguishment of Numonyx subordinated notes	(181)
As at December 31, 2010	111
Amount of total losses included in the 2010 income statement attributable to assets still held at the reporting date	-

7.6.15. Other non-current assets

Non-current loans and receivables consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Long-term receivables related to funding	8	8
Long-term receivables related to tax refunds	358	278
Other assets	53	40
Total	419	326

These non-current receivables are all due within 5 years from the balance sheet date except certain receivables related to funding which are expected to be received beyond 5 years.

Long-term State receivables include receivables related to funding and receivables related to tax refund. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Group in certain of its local tax jurisdictions, for which collection is expected beyond one year.

Other assets are composed of individually insignificant amounts as at December 31, 2011 and December 31, 2010.

Long-term receivables are reflected in the statement of financial position at their discounted net present value. The fair value of long-term receivables related to funding amounts to $8 million. No long-term loans and receivables were past due but not impaired.

The carrying amounts of the Group’s non-current loans and receivables are denominated in the following currency:

In millions of USD	December 31, 2011	December 31, 2010
US dollar	21	24
Euro	382	296
Japanese Yen	5	4
Other currencies	11	2
Total	419	326

The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above.

7.6.16. Inventories

Inventories consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Raw materials	105	80
Work-in-process	1,002	976
Finished products	424	441
Total	1,531	1,497

Write-offs of inventories were recognized in cost of sales as an expense and amounted to $95 million in 2011 (2010: $67 million).

The carrying amount of inventories is presented net of a provision for slow-moving items of $60 million as at December 31, 2011 (2010: $50 million)

7.6.17. Trade accounts receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Trade accounts receivable	1,061	1,247
Provision for impairment of trade receivables	(15)	(17)
Total	1,046	1,230

The carrying value less provision for impairment of trade receivables is assumed to approximate the fair values of the trade receivables due to their short-term nature. Doubtful account expense is reported as selling, general and administrative expenses in the income statement. The individually impaired receivables mainly relate to customers, who are unexpectedly in difficult economic situations; a portion of such receivables is expected to be recovered.

Movements in the provision for impairment of trade receivables are as follows:

In millions of USD	December 31, 2011	December 31, 2010
Beginning of period	17	19
Losses recognized in selling, general and administrative	1	1
Reversal	(3)	(3)
End of period	15	17

Amounts charged to the provision account are generally written-off when there is no expectation of recovering additional cash. The maximum exposure to credit risk at the reporting date is the fair value of trade accounts receivable net of impairment. In 2011, Nokia represented 10.4% (2010: 13.9%) of the Group’s revenue. Sales to Nokia are primarily recorded in the Wireless Sector operating segment.

Trade receivables are non-interest bearing and are generally on 30-90 day terms.

As at December 31, 2011, the ageing analysis of trade receivables is as follows:

			Past due but not impaired
In millions of USD	Total	Neither past due nor impaired	Less than a month	Between 1 and 6 months	Over 6 months
2011	1,046	973	63	9	1
2010	1,230	1,113	106	11	-

The carrying amounts of the Group’s trade receivables are denominated in the following currencies:

In millions of USD	December 31, 2011	December 31, 2010
US dollar	888	1,095
Euro	75	123
Japanese Yen	84	29
Other currencies	14	-
Total	1,061	1,247

The Group enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable within the ST-Ericsson venture. As at December 31, 2011, $144 million of trade accounts receivable were sold without recourse. Such factoring transactions totaled $1,234 million for the year 2011, with a financial cost of $3 million reported on the line “Finance costs” of the consolidated income statement.

7.6.18. Other receivables and assets

Other receivables and assets consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Receivables from government agencies	152	171
Advances	118	68
Prepayments	46	51
Accrued income	-	-
Other indirect tax receivable	77	117
Other current assets	112	117
Total	505	524

The carrying amounts are assumed to approximate fair value. Other receivables do not contain significant impaired assets. These related mainly to receivables from government agencies for which there is no recent history of default.

The carrying amounts of the Group’s other receivables are denominated in the following currencies:

In millions of USD	December 31, 2011	December 31, 2010
US dollar	174	174
Euro	258	299
Other currencies	73	51
Total	505	524

Receivables from government agencies relate to research and development contracts, research tax credits, industrialization contracts and capital investment projects. The maximum exposure to credit risk at the reporting date is the carrying amount of other receivables.

7.6.19. Cash and cash equivalents

Cash and cash equivalents consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Cash at bank and in hand	221	220
Deposits at call with banks	1,691	1,672
Total	1,912	1,892

7.6.20. Cash generated from operations

Cash generated from operations is detailed as follows:

In millions of USD	December 31, 2011	December 31, 2010
Net result	53	619
Depreciation and amortization	1,606	1,513
Interest expense on convertible debt	18	28
Impairment and realized gains on financial assets	(318)	-
Loss / (Gain) on financial assets	(3)	13
Loss on convertible debt repurchase	30	32
Share-based compensation	29	33
Other non-cash items	107	(54)
Deferred income tax	27	139
Share of loss of associates, impairments or reversal of impairments on investments in associates	28	(168)
Impairment, restructuring and other related closure costs	(79)	(38)
Trade receivables, net	184	139
Inventories, net	(60)	(252)
Trade payables	(384)	212
Other assets and liabilities net	313	142
Cash generated from operations	1,551	2,358

7.6.21. Equity

7.6.21.1.        Outstanding shares

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2011, the number of common shares issued was 910,559,805 shares (December 31, 2010: 910,420,305 shares).

As at December 31, 2011, the number of common shares outstanding was 884,995,094 shares (December 31, 2010: 881,686,303 shares).

7.6.21.2.         Preference shares

The 540,000,000 preference shares, when issued, will entitle a holder to full voting rights and to a preferential right to dividends and distributions upon liquidation.

On January 22, 2008, an option agreement was concluded between the Company and Stichting Continuïteit ST. This option agreement provides for the issuance of 540,000,000 preference shares. Any such shares should be issued by the Company to the Foundation, upon its request and in its sole discretion, upon payment of at least 25% of the par value of the preference shares to be issued. The issuing of the preference shares is conditional upon (i) the Company receiving an unsolicited offer or there being the threat of such an offer; (ii) the Company’s Managing and Supervisory Boards deciding not to support such an offer and; (iii) the Board of the Foundation determining that such an offer or acquisition would be contrary to the interests of the Company and its stakeholders. The preference shares may remain outstanding for no longer than two years. There was no preference share issued as of December 31, 2011.

7.6.21.3.         Treasury shares

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, the Group acquired 29,520,220 shares in 2008 also reflected at cost as a reduction of the shareholders’ equity. This repurchase intends to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under the Group’s share based remuneration programs of non-vested shares. As of December 31, 2011, 17,355,509 of these treasury shares were transferred to employees under the Group’s share based remuneration programs of which 3,169,291 in the year ended December 31, 2011.

As of December 31, 2011, the Group owned a number of treasury shares equivalent to 25,564,711.

7.6.21.4.         Stock-option plans

In 1999, the Shareholders voted to renew the Supervisory Board Option Plan whereby each member of the Supervisory Board would receive, during the three-year period 1999-2001, 18,000 options for 1999 and 9,000 options for both 2000 and 2001, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, the professional advisors to the Supervisory Board would receive 9,000 options for 1999 and 4,500 options for both 2000 and 2001. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant for both 1999 and 2000 and ten years from the date of grant for 2001.

In 2001, the Shareholders voted to adopt the 2001 Employee Stock Option Plan (the “2001 Plan”) whereby options for up to 60,000,000 shares may be granted in installments over a five-year period. The options may be granted to purchase shares of common stock at a price not lower than the market price of the shares on the date of grant. In connection with a revision of its equity-based compensation policy, the Company decided in 2005 to accelerate the vesting period of all outstanding unvested stock options. The options expire ten years after the date of grant.

In 2002, the Shareholders voted to adopt a Stock Option Plan for Supervisory Board Members and Professionals of the Supervisory Board. Under this plan, 12,000 options can be granted per year to each member of the Supervisory Board and 6,000 options per year to each professional advisor to the Supervisory Board. Options would vest 30 days after the date of grant. The options expire ten years after the date of grant.

A summary of the stock option activity for the plans for the two years ended December 31, 2011 and 2010 follows:

		Price per share
	Number of Shares	Range	Weighted Average
Outstanding at December 31, 2009	37,943,832	$16.73 - $39.00	$27.33
Options forfeited	(2,646,937)	$17.08 - $39.00	$29.55
Outstanding at December 31, 2010	35,296,895	$16.73 - $39.00	$27.17
Options forfeited	(8,843,743)	$17.08 - $39.00	$35.11
Outstanding at December 31, 2011	26,453,152	$16.73 - $33.70	$24.51

The weighted average remaining contractual life of options outstanding as of December 31, 2011, 2010 and 2009 was 1.2, 1.9 and 2.9 years, respectively.

The range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life of options exercisable as of December 31, 2011 were as follows:

Number of shares	Option price range	Weighted average exercise price	Weighted average remaining contractual life
9,152,774	$31.09 - $33.70	$31.11	0.25
97,850	$25.90 - $27.21	$26.05	1.84
17,086,847	$19.18 - $22.83	$21.02	1.77
115,681	$16.73 - $17.08	$17.03	2.73

7.6.21.5.         Non-vested share awards

On an annual basis, the Compensation Committee (on behalf of the entire Supervisory Board and with its approval) grants stock-based awards to the members of the Supervisory Board and professionals of the Supervisory Board (“The Supervisory Board Plan”) and to senior executives along with selected employees (“The Employee Plan”). The awards are granted at the nominal value of the share of €1.04 under the Supervisory Board Plan and for free under the Employee Plan. The awards granted under the Supervisory Board Plan vest evenly over three years (one third every year), with no market, performance or service conditions. As for the Employee Plan, the awards vest upon completion of three internal performance conditions (consisting of sales evolution and operating income compared to a basket of competitors and of the return on net asset compared with the budget), each weighting for one third of the total number of awards granted; the awards vest over a three year service period (32% as of the first anniversary of the grant, 32% as of the second anniversary of the grant and 36% as of the third anniversary of the grant).

The table below summarizes grants under the outstanding stock award plans as authorized by the Compensation Committee:

Date of Grant	Plan name	Number of shares granted	Number of shares waived	Number of shares lost on performance conditions
February 27, 2009	2008 Employee Plan	50,400	-	(33,589)
May 20, 2009	2009 Supervisory Board Plan	165,000	(7,500)	-
July 28, 2009	2009 Employee Plan	5,575,240	-	(1,827,349)
November 30, 2009	2009 Employee Plan	8,300	-	(2,762)
May 27, 2010	2010 Supervisory Board Plan	172,500	(7,500)	-
July 22, 2010	2010 Employee Plan	6,344,725	-	(2,076,448)
December 17, 2010	2010 Employee Plan	221,650	-	(73,524)
May 3, 2011	2011 Supervisory Board Plan	172,500	(30,000)	-
July 25, 2011	2011 Employee Plan	5,881,630	-	(* )
November 14, 2011	2011 Employee Plan	95,000	-	(* )
(*): As at December 31, 2011, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board.

A summary of the non-vested share activity for the years ended December 31, 2011 and December 31, 2010 is presented below:

Non-vested Shares	Outstanding as at December 31, 2010	Granted	Forfeited/ waived	Cancelled on failed vesting conditions	Vested	Outstanding as at December 31, 2011
2008 Employee Plan	628,510	-	(3,531)	-	(624,979)	-
2009 Employee Plan	2,774,056	-	(31,144)	-	(1,485,874)	1,257,038
2010 Employee Plan	6,506,820	-	(73,852)	(2,149,972)	(1,058,438)	3,224,558
2011 Employee Plan	-	5,976,630	(30,815)	-	-	5,945,815
2008 Supervisory Board Plan	42,500	-	-	-	(42,500)	-
2009 Supervisory Board Plan	95,000	-	-	-	(60,000)	35,000
2010 Supervisory Board Plan	150,000	-	-	-	(75,000)	75,000
2011 Supervisory Board Plan	-	172,500	(30,000)	-	-	142,500
Total	10,196,886	6,149,130	(169,342)	(2,149,972)	(3,346,791)	10,679,911

The grant date fair value of non-vested shares granted to employees under the 2008 Employee Plan was $10.59. The fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On March 23, 2009, the Compensation Committee approved the statement that one performance condition was fully met. Consequently, the compensation expense recorded on the 2008 Employee Plan reflects the statement that one third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of non-vested shares granted to employees under the 2009 Employee Plan was $7.54. On the 2009 Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On April 14, 2010, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2009 Employee Plan reflects the statement that two third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of non-vested shares granted to employees under the 2010 Employee Plan was $8.74. On the 2010 Employee Plan, the fair value of the non-vested shares granted reflected the market price of the shares at the date of the grant. On April 26, 2011, the Compensation Committee approved the statement that two performance conditions were fully met. Consequently, the compensation expense recorded on the 2010 Employee Plan reflects the statement that two third of the awards granted will fully vest, as far as the service condition is met.

The grant date fair value of non-vested shares granted to employees under the 2011 Employee Plan was $9.08. On the 2011 Employee Plan, the fair value of the non-vested shares granted reflects the market price of the shares at the date of the grant. On the contrary, the Company estimates the number of awards expected to vest by assessing the probability of achieving the performance conditions. At December 31, 2011, a final determination of the achievement of the performance conditions had not yet been made by the Compensation Committee of the Supervisory Board. However, the Company has estimated that one third of the awards are expected to vest. Consequently, the compensation expense recorded for the 2011 Employee Plan reflects the vesting of one third of the awards granted, subject to the service condition being met. The assumption of the expected number of awards to be vested upon achievement of the performance conditions is subject to changes based on the final measurement of the conditions, which is expected to occur in the first quarter of 2012.

The following table illustrates the classification of pre-payroll tax and social contribution stock-based compensation expense included in the consolidated income statement for the year ended December 31, 2011 and 2010:

	December 31, 2011	December 31, 2010
Cost of sales	5	6
Selling, general and administrative	16	18
Research and development	8	10
Total pre-payroll tax and social contribution compensation	29	34

Compensation cost, excluding payroll tax and social contribution, capitalized as part of inventory was $2 million at December 31, 2011 and 2010. As of December 31, 2011 there was $23 million of total unrecognized compensation cost related to the grant of non-vested shares, which is expected to be recognized over a weighted average period of approximately 9.5 months.

The total deferred income tax expense recognized in the consolidated income statement related to unvested share-based compensation expense amounted to $7 million for the year ended December 31, 2011 (2010: $3 million).

7.6.21.6.        Other reserves

Other reserves include the following components as at December 31, 2011:

In millions of USD	2016 Share conversion option reserve	Share-based compensation reserve	Available- for-sale (AFS) reserve	Cash Flow Hedge (CFH) reserve	Foreign currency translation reserve	Share of OCI of associates and jointly controlled entities	Total other reserves
As at January 1, 2010	260	432	(4)	5	1,174	-	1,867
Repurchase of 2016 convertible bonds	(39)	-				-	(39)
Share-based compensation expense for the year	-	34				-	34
Net movement recognized in the statement of comprehensive income	-	-	29	23	(283)	-	(231)
As at December 31, 2010	221	466	25	28	891	-	1,631
Repurchase of 2016 convertible bonds	(13)	-	-	-	-	-	(13)
Share-based compensation expense for the year	-	29	-	-	-	-	29
Net movement recognized in the statement of comprehensive income	-	-	(32)	(59)	(96)	(3)	(190)
As at December 31, 2011	208	495	(7)	(31)	795	(3)	1,457

2016 Share conversion option: The 2016 Share conversion option reserve is used to recognize the equity component of the 2016 Convertible bond. Refer to Note 7.6.14.3 for further details on the impact of the repurchase of the 2016 convertible bonds.

Share-based compensation reserve: The share-based compensation reserve is used to recognize the value of equity-settled share-based payment transactions provided to employees, including key management personnel, as part of their remuneration. Refer to Notes 7.6.21.4 and 7.6.21.5 for further details on these share-based compensation programs.

Cash Flow hedge reserve: The cash flow hedge reserve contains the effective portion of the cash flow hedge relationship incurred as at the reporting date.

Available-for-sale (AFS) reserve: This reserve records fair value changes on available-for-sale financial assets.

Share of OCI of associates and jointly controlled entities: This reserve records the share of other comprehensive income of associates or jointly controlled entities.

Foreign currency translation reserve: The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

7.6.21.7.        Dividends

At the Company’s Annual General Meeting of Shareholders held on May 3, 2011, the distribution of a cash dividend of $0.40 per common share, amounting to approximately $354 million, to be paid in four equal installments, was adopted by the Company’s shareholders. Through December 31, 2011, three installments were paid for an amount of $266 million including withholding tax. The remaining $0.10 per share cash dividend to be paid in the first quarter of 2012 totaled $88 million and was reported in “Other payables and accrued liabilities” on the consolidated statement of financial position as at December 31, 2011.

At the Company’s Annual General Meeting of Shareholders held on May 25, 2010, the distribution of a cash dividend of $247 million or $0.28 per common share to be paid in four equal installments was adopted by the Company’s shareholders.

Upon the proposal of the Managing Board, the Supervisory Board will propose at the Company’s Annual General Meeting of Shareholders to be held on May 30, 2012 a cash dividend of $0.40 per common share, to be paid in four equal installments.

7.6.22. Provisions

Movements in provisions during the year ended December 31, 2011 are detailed as follows:

In millions of USD	Restructuring	Warranty and product Guarantee	Tax	Total
As at December 31, 2010	138	4	149	291
Expense recognized during the period	85	(1)	52	136
Unused provisions	(4)	-	(50)	(54)
Amounts paid	(154)	-	-	(154)
Discount expense	-	-	-	-
Currency translation effect	-	-	(3)	(3)
As at December 31, 2011	65	3	148	216
Current 2011	49	3	14	66
Non-current 2011	16	-	134	150
Current 2010	132	4	20	156
Non-current 2010	6	-	129	135
	138	4	149	291

Restructuring provisions

The Group is currently engaged in three major restructuring plans, the ST-Ericsson cost savings plan, the ST-Ericsson restructuring plan and the manufacturing restructuring plan that are briefly described hereafter. The Group is also engaged in various initiatives aimed at reducing the operating expenses through a workforce reduction.

In June 2011, ST-Ericsson announced a restructuring plan (the “ST-Ericsson cost savings plan”) aimed at achieving $120 million of annualized savings by end of 2012. The main action included in this restructuring plan was a reduction in workforce of 500 employees worldwide.

In April 2009, ST-Ericsson announced a restructuring plan (the “STE restructuring plan”). The main actions included in the restructuring plan were a re-alignment of product roadmaps to create a more agile and cost-efficient R&D organization and a reduction in workforce of 1,200 worldwide to reflect further integration activities following the merger. On December 3, 2009, ST-Ericsson expanded its restructuring plan, targeting additional annualized savings in operating expenses and spending, along with an extensive R&D efficiency program.

The Group announced in 2007 that it committed to a restructuring plan aimed at redefining the Group’s manufacturing strategy in order to be more competitive in the semiconductor market (the “manufacturing restructuring plan”). This manufacturing plan includes the following initiatives: the transfer of 150mm production from Carrollton (Texas) to Asia, the transfer of 200mm production from Phoenix (Arizona) to Europe and Asia and the restructuring of the manufacturing operations in Morocco with a progressive phase-out of the activities in the Ain Sebaa site.

In 2011, the Group incurred restructuring charges and other related closures costs for $81 million, net of release of unused provisions, relating primarily to:

•
$34 million for the manufacturing restructuring plan, corresponding primarily to lease contract termination costs and one-time termination benefits to be paid to employees who rendered services until the complete closure of the Carrollton (Texas) and Phoenix (Arizona) fabs. This plan was substantially finalized in the first half of 2011;

•
$36 million for the ST-Ericsson cost savings plan, consisting mainly in on-going termination benefits accrued for involuntary leaves, benefits paid within voluntary leave arrangements and lease contract termination costs;

•
$6 million for the ST-Ericsson restructuring plan composed of $3 million employee termination benefits and $3 million lease contract termination costs and other closure costs pursuant to the closure of certain locations; and

•	$5 million restructuring charges and other related closure costs related to other committed restructuring initiatives.

Warranty and product guarantee

The Group’s customers occasionally return the Group’s products for technical reasons. The Group’s standard terms and conditions of sale provide that if the Group determines that products are non-conforming, the Group will repair or replace the non-conforming products, or issue a credit or rebate of the purchase price. Quality returns are not related to any technological obsolescence issues and are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. The Group provides for such returns when they are considered probable and can be reasonably estimated. The Group records the accrued amounts as a reduction of revenue.

Tax provisions

Tax provisions are related to certain tax positions that remain open for review in the Group’s major tax jurisdictions

7.6.23. Employee benefits

Employee benefits liabilities are detailed as follows:

In millions of USD	December 31, 2011	December 31, 2010
Retirement benefit obligation liability	255	267
Other long term employee benefits	52	50
Salaries and wages	322	368
Social charges on salaries and wages	161	177
Total employee benefits liabilities	790	862
Current	502	566
Non-current	288	296

Pensions

The Group has a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. The Group uses December 31 as measurement date for all its plans. Eligibility is generally determined in accordance with local statutory requirements. In 2011 and 2010, the major defined benefit pension plans and long-term employee benefit plans were in Italy and France.

The amounts recognized in the statement of financial position are determined as follows:

In millions of USD	December 31, 2011	December 31, 2010
Benefit obligations wholly or partially funded	(542)	(465)
Fair value of plan assets	378	372
Benefit obligations wholly unfunded	(232)	(226)
Unrecognized actuarial gain (loss)	137	44
Reserve against prepaid	(6)	(3)
Unrecognized past service cost	10	11
Total pension liabilities	(255)	(267)

The movements in the pension liability are as follows:

In millions of USD	2011	2010
Beginning of the year	267	258
Exchange difference	(20)	(2)
Pension expense before asset ceiling	49	42
Changes in the reserve against prepaid	3	2
Plan merger / acquisition	-	(1)
Contributions paid	(44)	(32)
End of the year	255	267

Changes in defined benefit obligation are as follows:

In millions of USD	2011	2010
Beginning of the year	691	628
Service cost	34	25
Interest cost	33	30
Employee contributions	7	5
Plan amendment — past service cost — non vested benefits	-	12
Actuarial gain (loss)	78	20
Acquisition / Transfer in	3	1
Divestiture / Transfer out	(3)	(4)
Effect of curtailment	-	(2)
Effect of settlement	(23)	(19)
Benefits paid	(20)	(13)
Effect of foreign exchange translation	(26)	8
End of the year	774	691
Change in plan assets are as follows:

In millions of USD	2011	2010
Beginning of the year	372	339
Expected return on plan assets	20	18
Employer contribution	30	24
Employee contribution	7	5
Acquisition / Transfer in	1	1
Sale / Transfer out	(1)	(1)
Effect of settlement	(16)	(17)
Administration fees	-	-
Benefits paid	(8)	(5)
Actuarial gain (loss)	(25)	1
Effect of foreign exchange translation	(2)	7
End of the year	378	372

The actual return on plan assets in 2011 was a loss of $5 million (2010: gain of $19 million). In 2011, the expected return on plan asset was a gain of $20 million (2010: gain of $18 million) resulting in an actuarial loss on plan assets of $25 million (2010: gain of $1 million).

The present value of the defined benefit obligation, the fair value of plan assets and the surplus or deficit in the pension plans for the current annual period and previous four annual periods are as follows:

	2011	2010	2009	2008	2007
Present value of defined benefit obligation	774	691	628	558	559
Fair value of pension plan assets	378	372	339	262	278
Deficit on pension plans	396	319	289	296	281
Experience adjustment on plan assets	25	(1)	(25)	48	-
Experience adjustment on plan liabilities	7	(3)	7	41	-

The amounts recognized in the income related to pensions are as follows:

In millions of USD	2011	2010
Current service cost	34	25
Interest cost	33	30
Expected return on plan assets	(20)	(18)
Amortization of unrecognized past service cost non vested	1	1
Amortization of actuarial net loss (gain)	4	2
Effect of settlement	(3)	4
Effect of curtailment	-	(2)
Asset ceiling	3	2
Total pension costs	52	44

Other long-term employee benefit

Other long-term employee benefits include seniority and loyalty award programs. The movements in the other long-term employee benefits liability are as follows:

In millions of USD	2011	2010
Beginning of the year	50	42
Service cost	4	8
Interest cost	3	2
Actuarial (gain) loss	(1)	4
Acquisition / Transfer in	-	-
Divestiture / Transfer out	-	-
Benefits paid	(2)	(3)
Settlement and curtailment	-	(1)
Effect of foreign exchange translation	(2)	(2)
End of the year	52	50

The amounts recognized in the income related to other long-term benefits are as follows:

In millions of USD	2011	2010
Current service cost	4	8
Interest cost	3	2
Amortization of unrecognized prior service cost	-	1
Amortization of actuarial net loss (gain)	(1)	3
Effect of curtailment	-	(1)
Total other long-term benefits costs	6	13

Assumptions

The weighted average assumptions used in the determination of pension obligations were as follows:

	2011	2010
Discount rate	4.14%	4.68%
Expected long-term rate of return on assets	4.57%	4.99%
Future salary increase	2.99%	3.13%

The discount rate was determined by comparison against long-term corporate bond rates applicable to the respective country of each plan. In developing the expected long-term rate of return on assets, the Group modelled the expected long-term rates of return for broad categories of investments held by the plan against a number of various potential economic scenarios.

The expected return on plan assets was determined by considering the expected returns available on the assets underlying the current investment policy. Expected yield on fixed interest investments are based on gross redemption yields as at the balance sheet date. Expected returns on equity and property investments reflect long-term real rates of return experienced in the respective markets.

Assumptions regarding future mortality experience are set based on advice from published statistics and experience in each territory (eg, IRS 2011 Static Mortality Table for the USA)

The Group’s pension plan asset allocation at December 31, 2010 and 2011:

	% of plan assets as at
Asset category	December 31, 2011	December 31, 2010
Equity securities	31%	39%
Bonds securities bearing regular interests	44%	32%
Real estate	7%	7%
Other	18%	22%
The Group’s investment strategy for its pension plans is to maximize the long-term rate of return on plan assets with an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels.

The Group’s practice is to periodically conduct a review in each subsidiary of its asset allocation strategy. A portion of the fixed income allocation is reserved in short-term cash to provide for expected benefits to be paid. The Group’s equity portfolios are managed in such a way as to achieve optimal diversity. The Group does not manage any assets internally.

After considering the funded status of the Group’s defined benefit plans, movements in the discount rate, investment performance and related tax consequences, the Group may choose to make contributions to its pension plans in any given year in excess of required amounts. In 2011, the Group’s contributions to plan assets were $30 million (2010: $24 million) and it expects to contribute cash of $21 million in 2012.

Defined contribution plans

The Group has certain defined contribution plans, which accrue benefits for employees on a pro-rata basis during their employment period based on their individual salaries. In 2011, the annual cost of these plans amounted to approximately $98 million (2010: $89 million).

7.6.24. Other non-current liabilities

Other non-current liabilities consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Capacity rights	14	33
Other non-current liabilities	71	91
Total other non-current liabilities	85	124

The obligations for capacity rights are mainly due to the terms of the agreement for the inception of Numonyx that included rights granted to Numonyx to use certain assets retained by the Group. This capacity rights have been transferred to the acquirer of Numonyx. As at December 31, 2011, the value of such rights totaled $24 million (2010: $44 million) of which $14 million (2010: $33 million) was classified as a non-current liability.

7.6.25. Trade accounts payable, Other payables and accrued liabilities

In millions of USD	December 31, 2011	December 31, 2010
Trade accounts payable	656	1,233
Dividends due to shareholders	88	62
Taxes other than income taxes	62	76
Advances	73	31
Accounts payable to associates	47	36
Capacity rights	10	12
Royalties	35	34
Other accrued liabilities	184	108
Total other payables and accrued liabilities	499	359

The line “Other accrued liabilities” includes an amount of $59 million payable to NXP Semiconductors (“NXP”). Early April 2012, the Group has been ordered by the International Chamber of Commerce (ICC) tribunal to pay about $59 million to NXP semiconductors as a result of an award concerning a dispute between the Group and NXP relating to a claim by NXP for underloading charges to be included in the price of wafers which NXP supplied to the Group’s wireless segment from October 1, 2008 until December 31, 2009. In a second arbitration currently proceeding before the same ICC Tribunal, the Group is claiming from NXP compensation, in the form of a reduction of the price of $92 million paid by ST to NXP on February 1, 2009 for the purchase at the time of NXP’s 20% interest in the ST-NXP Wireless JV, so as to indemnify the Group for the consequences of the ICC arbitration award of early April 2012 ordering ST to pay NXP about $59 million.

7.6.26. Significant categories of income

In millions of USD	December 31, 2011	December 31, 2010
Sales of goods	9,630	10,262
License revenue and patent royalty income	105	84
French research tax credit recognized as a reduction of Research & Development expenses	159	146
Research and development funding recognized in Other income	128	106
Finance income	28	75
Total	10,050	10,673

7.6.27. Operating segment information

The Group operates in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, the Group designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Group further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

In the Subsystems business area, the Group designs, develops, manufactures and markets subsystems and modules for the telecommunications, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to its business as a whole, the Subsystems business area does not meet the requirements for a reportable segment. All the financial values related to Subsystems including net revenues and related costs, are reported in the segment “Others”.

The organization existing in 2010 was as follows:

•	Automotive Consumer Computer and Communication Infrastructure (“ACCI”), comprised of four product lines:
o	Automotive Products Group (“APG”);
o	Computer and Communication Infrastructure (“CCI”);
o	Home Entertainment & Displays (“HED”); and
o	Imaging (“IMG”, starting January 1, 2009).

•	Industrial and Multisegment Sector (“IMS”), comprised of:
o	Analog, Power and Micro-Electro-Mechanical Systems (“APM”); and
o	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).
•	Wireless sector (“Wireless”) comprised of:

¡	2 G, EDGE TD-SCDMA & Connectivity;

¡	3G Multimedia & Platforms;

¡	LTE & 3G Modem Solutions; in which the Company reports the portion of sales and operating results of ST-Ericsson as consolidated in the Company’s revenue and operating results, and

¡	Other Wireless, in which the Company reports manufacturing margin, R&D revenues and other items related to the wireless business but outside the ST-Ericsson JVS.

As of January 1, 2011 the Company changed the segment organization structure. The current organization is as follows:

•	Automotive, Consumer, Computer and Communication Infrastructure (“ACCI”), comprised of:

¡	Automotive Products Group (“APG”);

¡	Computer and Communication Infrastructure (“CCI”);

¡	Home Entertainment & Displays (“HED”); and

¡	Imaging (“IMG”).
•	Analog, MEMS and Microcontrollers (“AMM”), comprised of:

¡	Analog Products and Micro-Electro-Mechanical Systems (“Analog & MEMS”); and

¡	Microcontrollers, non-Flash, non-volatile Memory and Smart Card products (“MMS”).

•	Power Discrete Products (“PDP”), comprised of:

¡	Rectifiers, Thyristors & Triacs, Protection, Integrated Passive Active Devices (IPADs) and Transistors.

•	Wireless comprised of:

¡	Entry Solutions and Connectivity (“ESC”) (former “2G, EDGE TD-SCDMA & Connectivity”);

¡	Smartphone and Tablet Solutions (“STS”) (former “3G Multimedia & Platforms”);

¡
Modems (“MOD”) (former “LTE & 3G Modem Solutions”);
in which, since February 3, 2009, the Company reports the portion of sales and operating results of ST-Ericsson JVS as consolidated in the Company’s revenue and operating results, and

¡	Other Wireless, in which the Company reports other revenues, gross margin and other items related to the Wireless business outside the ST-Ericsson JVS.

In 2011, the Group has restated its results from prior periods for illustrative comparisons of its performance by product segment due to the Industrial and Multisegment Sector (“IMS”) now being tracked in two separate segments (“AMM” and “PDP”). Moreover, following the transfer of a small business unit from ACCI to AMM, the Group has reclassified the prior period’s revenues and operating income results of ACCI and AMM. The preparation of segment information according to the new segment structure requires management to make significant estimates, assumptions and judgments in determining the operating income of the segments for the prior reporting periods. The Group believes that the restated 2010 presentation is consistent with 2011 and is using these comparatives when managing its segments.

The Group’s principal investment and resource allocation decisions in the Semiconductor business area are for expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. These decisions are not made by product segments, but on the basis of the Semiconductor Business area. All these product segments share common research and development for process technology and manufacturing capacity for most of their products.

The following tables present the Group’s consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups’ internal financial measurements, the Group uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with the Group’s internal policies, certain cost items are not charged to the segments, including unused capacity charges, impairment, restructuring charges and other related closure costs including ST-Ericsson plans, phase-out and start-up costs of certain manufacturing facilities, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, other non-recurrent purchase accounting items and certain other miscellaneous charges.

Net revenues by product segment and product line

	December 31, 2011	December 31, 2010
Automotive products Group (“APG”)	1,678	1,420
Computer and Communication Infrastructure (“CCI”)	958	1,125
Home Entertainment & Displays (“HED”)	746	923
Imaging (“IMG”)	615	569
Others	33	49
Automotive Consumer Computer and Communication Infrastructure (ACCI)	4,030	4,086
Analog and Micro-Electro-Mechanical Systems (“Analog & MEMS”)	1,686	1,478
Microcontrollers, non-Flash, non-volatile Memory and Smartcard products (“MMS”)	1,175	1,181
Others	3	4
Analog, MEMS and Microcontrollers	2,864	2,663
Power Discrete Products (“PDP”)	1,240	1,319
Entry Solutions and Connectivity (“ESC”)	778	956
Smartphone and Tablet Solutions (“STS”)	657	1,223
Modems (“MOD”)	115	35
Others	2	5
Wireless	1,552	2,219
Others	49	59
Total consolidated net revenues	9,735	10,346

Operating income (loss) by product group and reconciliation to operating income (loss)

	December 31, 2011	December 31, 2010
Automotive Consumer Computer and Communication Infrastructure (ACCI)	360	410
Analog, MEMS and Microcontrollers (AMM)	581	502
Power Discrete Products (PDP)	139	179
Wireless	(812)	(483)
Sub-total operating income of product segments	268	608
Strategic R&D and other R&D programs	(13)	(18)
Phase-out and start-up costs	(8)	(15)
Impairment and restructuring charges	(75)	(104)
Unused capacity charges	(149)	(3)
Other non-allocated income and costs	23	8
Adjustment on acquired IP R&D	(23)	(26)
Net impact of capitalized development costs	113	237
Difference in timing for recognition of restructuring provisions	(10)	8
Derivative instruments not designated as hedge instruments under IFRS	(55)	13
Difference on amortization of intangibles acquired in business combinations	(22)	(22)
Other non-allocated expenses and IFRS/US GAAP adjustments	(58)	1
Sub-total Operating loss Others and US GAAP to IFRS adjustments impact on operating income (loss)1	(277)	79
Total operating income (loss)	(9)	687

1 Operating loss Others includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, start-up costs and other unallocated expenses. The Group’s Chief Operating Decision maker uses US GAAP metrics when managing the Group. Therefore, US GAAP to IFRS adjustments are not allocated to product segments.

The following is a summary of operations by entities located within the indicated geographic areas for 2011 and 2010. Net revenues represent sales to third parties from the country in which each entity is located. A significant portion of property, plant and equipment expenditures is attributable to front-end and back-end facilities, located in the different countries in which the Group operates. As such, the Group mainly allocates capital spending resources according to geographic areas rather than along product segment areas.

Net revenues by geographical area

In millions of USD	December 31, 2011	December 31, 2010
The Netherlands	1,928	1,863
France	172	174
Italy	157	149
USA	1,120	1,109
Singapore	4,945	5,939
Japan	497	436
Other countries	916	676
Total net revenues	9,735	10,346

Property, plant and equipment net by geographical area

In millions of USD	December 31, 2011	December 31, 2010
The Netherlands	124	17
France	1,509	1,711
Italy	812	783
Other European countries	200	237
USA	17	37
Singapore	552	552
Malaysia	303	298
Other countries	448	482
Total property, plant and equipment, net	3,965	4,117

7.6.28. Expenses by nature

Expenses recorded as cost of sales and research and development and selling, general and administrative are detailed as follows:

In millions of USD	December 31, 2011	December 31, 2010
Depreciation and amortization	1,606	1,513
Employee benefit expenses	3,364	3,234
Purchase of materials and subcontracting services	3,774	4,080
Changes in inventories	60	(252)
Transportation	133	129
Royalties and patents	115	112
Advertising costs	11	11
Other expenses	780	894
Total cost of sales, research and development, and selling, general and administrative	9,843	9,721

Employee benefit expenses are detailed as follows:

In millions of USD	December 31, 2011	December 31, 2010
Wages and salaries	2,493	2,455
Payroll taxes and other social contribution charges	685	602
Share-based compensation expense	29	31
Pensions and other long-term benefits expense	156	146
Total employee benefit expenses	3,364	3,234
Of which included in:
Cost of sales	1,332	1,308
Selling, general and administrative	781	724
Research and development	1,251	1,202

7.6.29. Other income / expenses

Other income consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Research and development funding	128	106
Net foreign exchange gain	8	48
Gain on sale of non-current assets	15	4
Total other income	151	158

Other expenses consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Start-up / Phase out costs	8	15
Impairment of assets held for sale and related costs	8	-
Foreign exchange forward contracts and other currency derivatives	3	28
Patent litigation costs	28	13
Net foreign exchange loss	-	37
Other expenses	5	3
Total other expenses	52	96

The Group receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Start-up costs represent costs incurred in the start-up and testing of the Group’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification. Phase-out costs for facilities during the closing stage are treated in the same manner.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees.

7.6.30. Finance income / costs

Total finance income and finance costs consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Interest income on subordinated notes	-	5
Interest income on other available-for-sale financial assets	7	5
Ineffective portion of contingent collars designated as cash flow hedges	6	33
Gain on sale of combined options	-	4
Gain on unwinding of cash flow hedges on shares received on investment divestiture	-	2
Other finance income	15	26
Total finance income	28	75
Interests on bonds and bank borrowings	45	45
Interests on finance leases	2	3
Bank charges and commissions	11	6
Premium paid on contingent collars	-	9
Change in fair value of held for trading financial instruments	-	5
Loss on sale of shares received on investment divestiture	4	33
Other finance costs	2	6
Total finance costs	64	107

7.6.31. Components of other comprehensive income

In millions of USD	December 31, 2011	December 31, 2010
Cash flow hedges:
Gains / (losses) arising during the year	(128)	64
Reclassification adjustments for gains / (losses) included in the income statement	65	(37)
	(63)	27
Available-for-sale financial assets:
Gains / (losses) arising during the year	(42)	62
Reclassification adjustments for losses included in the income statement	9	(30)
	(33)	32

7.6.32. Income tax

The major components of income tax benefit (expense) for the years ended December 31, 2011 and 2010 are:

Consolidated income statement

In millions of USD	December 31, 2011	December 31, 2010
The Netherlands taxes- current	(11)	(3)
Foreign taxes- current	(104)	(53)
Current taxes	(115)	(56)
The Netherlands taxes – deferred	(1)	(10)
Foreign deferred taxes	(45)	(102)
Income tax benefit (expense)	(161)	(168)

Consolidated statement of other comprehensive income (deferred tax related to items charged or credited directly to equity during the year)

In millions of USD	December 31, 2011	December 31, 2010
Net gain (loss) on revaluation of cash flow hedges	4	(1)
Unrealized gain (loss) on available-for-sale financial assets	1	(2)
Income tax charged directly to equity	5	(3)

A reconciliation between income tax benefit and the product of loss before tax multiplied by the Netherlands’ statutory tax rate for the years ended December 31, 2011 and 2010 is as follows:

In millions of USD	December 31, 2011	December 31, 2010
Gain (loss) before income tax	214	787
Income tax benefit (expense) at the Netherlands’ statutory tax rate of 25% (2010:25.5%)	(54)	(201)
Non-deductible, non-taxable items	(38)	(50)
Gain (loss) on investments in associates	(7)	44
Impairment of deferred tax assets	(83)	-
Impact of final tax assessments relating to prior years	-	(29)
Effects of change in tax rates on deferred taxes	1	3
Current year credits	94	76
Other tax credits	3	(12)
Benefits from tax holidays	113	77
Current year tax risk	(2)	32
Earnings (losses) of subsidiaries taxed at different rates	(188)	(108)
Income tax benefit (expense)	(161)	(168)

In 2011, the Group recorded an impairment of $69 million on ST-Ericsson’s deferred tax assets on tax loss carryforwards reflecting 50% of its exposure. As a result of a tax planning strategy implemented at the group level that ensures recovery of the deferred tax asset with incremental cash tax savings, the Group has not recorded an impairment for the remaining deferred tax assets on tax loss carryforwards. Since the impairment does not relate to the Group’s investment in ST-Ericsson, the impairment was fully attributed to the non-controlling interests.

In 2011 and 2010, the line “Earnings (losses) of subsidiaries taxed at different rates” includes a decrease of $131 million and $91 million, respectively, related to significant losses in countries subject to tax holidays.

The tax holidays represent a tax exemption period aimed at attracting foreign technological investment in certain tax jurisdictions. The effect of the tax benefits on basic earnings per share was $0.13 per share in 2011 (2010: $0.09 per share). These agreements are present in various countries and include programs that reduce up to 100% of taxes in years affected by the agreements. The Group’s tax holidays expire at various dates through the year ending December 31, 2019.

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Tax loss carry forwards and investment credits	217	326
Inventory valuation	23	25
Impairment charges and restructuring	55	82
Fixed assets depreciation in arrears	56	47
Receivables for government funding	13	7
Pension service costs	26	35
Share awards	7	7
Commercial accruals	13	10
Other temporary differences	157	116
Deferred tax assets	567	655
Accelerated fixed assets depreciation	69	83
Acquired intangible assets	163	152
Advances of government fundings	16	16
Other temporary differences	36	63
Deferred tax liabilities	284	314
Net deferred income tax asset	283	341

For a particular tax-paying component of the Group and within a particular tax jurisdiction, all deferred tax assets and liabilities are offset and presented as a single amount. The Group does not offset deferred tax assets and liabilities attributable to different tax-paying component or to different tax jurisdictions.

As at December 31, 2011, the Group has short-term and long-term deferred tax assets. The timing for recovery is expected as follows:

In millions of USD	December 31, 2011	December 31, 2010
Deferred tax assets to be recovered within 12 months	167	250
Deferred tax assets to be recovered beyond 12 months	264	405
Deferred tax assets	431	655
Deferred tax liabilities to be incurred within 12 months	13	65
Deferred tax liabilities to be incurred beyond 12 months	135	249
Deferred tax liabilities	148	314
Net deferred income tax asset	283	341

In millions of USD	December 31, 2009	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2010	Exchange differences	Income tax charged directly to equity	Income statement benefit (expense)	December 31, 2011
Deferred tax assets
Tax losses	398	9	-	(81)	326	(5)	-	(104)	217
Impairment charge and restructuring	98	(5)	-	(11)	82	(2)	-	(25)	55
Fixed asset depreciation	53	(3)	-	(3)	47	(2)	-	11	56
Other	182	27	(3)	(6)	200	(4)	5	38	239
Total deferred tax assets	731	28	(3)	(101)	655	(13)	5	(80)	567
Deferred tax liabilities
Accelerated tax depreciation	(66)	2	-	(19)	(83)	(2)	-	16	(69)
Acquired intangible assets	(153)	-	-	1	(152)	(2)	-	(9)	(163)
Other	(74)	(12)	-	7	(79)	(1)	-	28	(52)
Total deferred tax liabilities	(293)	(10)	-	(11)	(314)	(5)	-	35	(284)
Net deferred tax	438	18	(3)	(112)	341	(18)	5	(45)	283

As at December 31, 2011, the Group has gross deferred tax assets on tax loss carry forwards and investment credits that expire starting 2012, as follows:

Year	In millions of USD
2012	42
2013	23
2014	21
2015	16
2016	77
Thereafter	418
Total	597

As at December 31, 2011, deferred tax assets not recognized in the statement of financial position amounted to $1,491 million (2010: $1,396 million) and are detailed as follows:

•
$1,111 million (2010: $1,113 million) relating to an agreement granting the Group certain tax credits for capital investments purchased through the year ended December 31, 2006. Any unused tax credits granted under the agreement will continue to increase yearly by a legal inflationary index of 2.05% (2010: 1.45%). The credits may be utilized through 2020 or later depending on the Group meeting certain program criteria. In addition to this agreement, from 2007 onwards, the Group has continued and will continue to receive tax credits on the yearly capital investments, which may be used to offset that year’s tax liabilities and increases by the legal inflationary rate. However, pursuant to the inability to use these credits currently and in future years, the Group did not recognize in 2011 these deferred tax assets in the statement of financial position (2009: nil).

•
$380 million (2010: $283 million) of tax loss carry forwards corresponding to net operating losses acquired in business combinations, or generated in on-going operations, whose recovery was not considered probable.

7.6.33. Earnings per share

For the year ended December 31, 2011 and December 31, 2010, earnings (losses) per share (“EPS”) were calculated as follows:

In millions of USD	December 31, 2011	December 31, 2010
Basic EPS
Net result attributable to the equity holder of the parent	581	867
Weighted average shares outstanding	883,619,377	880,375,234
Basic EPS	0.66	0.98
Diluted EPS
Net result	581	867
Net result adjusted	581	893
Weighted average shares outstanding	883,619,377	880,375,234
Dilutive effect of stock options	-	-
Dilutive effect of non-vested shares	2,899,344	4,045,068
Dilutive effect of convertible debt	5,624	27,180,653
Number of shares used for diluted EPS	886,524,345	911,600,955
Diluted EPS	0.66	0.98

As at December 31, 2011, common shares issued were 910,559,805 shares, of which 25,564,711 shares were owned by the Group as treasury shares.

As at December 31, 2011, there were outstanding stock options exercisable into the equivalent of 26,453,152 common shares. There was also the equivalent of 8,790,024 common shares outstanding for convertible debt, out of which 5,624 for 2013 bonds and 8,784,400 for the 2016 bonds. None of these bonds have been converted into shares during the year ended December 31, 2011.

7.6.34. Related party

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2011	December 31, 2010
Sales and other services	269	322
Research and development expenses	(235)	(206)
Other purchases	(60)	(94)
Accounts receivable	54	53
Accounts payable	42	63

For the years ended December 31, 2011 and 2010, the related party transactions were primarily with significant shareholders of the Company, or their subsidiaries and companies in which management of the Group perform similar policymaking functions. These include, but are not limited to: Areva, France Telecom Orange, Finmeccanica, Adecco, Flextronics, Oracle and Technicolor. The related party transactions presented in the table above also include transactions between the Group and its associates and jointly controlled entities as listed in Note 7.6.10. Each of the aforementioned arrangements and transactions is negotiated without the personal involvement of the Supervisory Board members and are made on an arm’s length basis in line with market practices and conditions.

Since the formation of ST-Ericsson, the Group purchases R&D services from ST-Ericsson AT (“JVD”). For the year ended December 31, 2011, the total R&D services purchased from ST-Ericsson AT amounted to $194 million (2010: $136 million) and outstanding trade payables amounted to $23 million as at December 31, 2011 (Dec 31, 2010: $21 million).

The Group contributed cash amounts totaling $750,000, for the years ended December 31, 2011 and 2010 to the ST Foundation, a non-profit organization established to deliver and coordinate independent programs in line with its mission. Certain members of the Foundation’s Board are senior members of the Company’s management.

In 2011 and 2010, the total remuneration paid to the Sole member of the Managing Board and to the other executive officers was as follows:

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2011, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	1,050,271	1,458,239	109,536	408,009	286,272	-	-	613,825	-	3,926,152
Executive officers (excluding sole Member of the Managing Board)	14,707,625	7,009,453	3,772,592	4,918,815	847,344	-	259,795	4,899,775	-	36,415,399
Executive Committee total remuneration	15,757,896	8,467,692	3,882,128	5,326,824	1,133,616	-	-	5,513,600	-	40,341,551

	Short-term benefits				Post- employment benefits	Other long-term benefits	Termination benefits	Share-based payments
For the year ended December 31, 2010, in USD	Salary	Bonus	Non-cash benefits	Social security contributions(1)	Pensions(2)			Unvested stock awards	Stock- options	Total
Sole Member of the Managing Board	804,824	510,906	101,606	295,420	309,993	-	-	560,297	-	2,583,046
Executive officers (excluding sole Member of the Managing Board)	11,637,494	2,799,705	2,728,628	3,363,058	836,821	-	2,153,427	3,392,322	-	26,911,455
Executive Committee total remuneration	12,442,318	3,310,611	2,830,234	3,658,478	1,146,814	-	2,153,427	3,952,619	-	29,494,501

(1):	Include compulsory contribution to pension plans
(2):	Complementary pension plan for Executive Management

The Group’s 25 executive officers, including the sole Member of the Managing Board, were granted in 2011 for free 1,118,000 non-vested shares subject to the achievement of performance objectives. The weighted average grant date fair value of non-vested shares granted to employees under the 2011 Employee Plan was $9.11.

The Group’s 25 executive officers, including the sole Member of the Managing Board, were granted in 2010 for free 1,135,000 non-vested shares subject to the achievement of performance objectives. The weighted average grant date fair value of non-vested shares granted to employees under the 2010 Employee Plan was $8.69.

The bonus paid to the executive officers corresponds to a Corporate Executive Incentive Program (the “EIP”) that entitles selected executives to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executives’ salary and is adjusted to reflect the Groups’ overall performance. The participants in the EIP must satisfy certain personal objectives that are focused on return on net assets, customer service, profit, cash and market share.

The executive officers and the Managing Board were covered in 2011 and 2010 under certain Group life and medical insurance programs, pension, state-run retirement and other similar benefit programs and other miscellaneous allowances.

At the end of the year 2005, the Compensation Committee recommended and the Supervisory Board decided to grant an additional pension benefit plan to the Group’s sole member of the Managing Board and a limited number of senior executives that have made key contributions to the Group’s success. Pursuant to this plan, in 2011 the Group made a contribution of $0.3 million to the plan of the sole Member of the Managing Board, $0.2 million to the plan of the Chief Operating Officer, and $0.6 million to the plan for all other beneficiaries. The amount of pension plan payments made for other beneficiaries, such as former employees retired in 2011 and no longer salaried in 2011 were $0.6 million. In order to meet the Group’s future payment obligations under this plan or to insure for them, the Group paid an amount of $1 million in 2011 (2010: $1 million).

Individual remuneration paid to Supervisory Board Members in 2011 and 2010 was recorded as follows:

In Euros	2011	2010
Bruno Steve	156,500	95,125
Didier Lamouche	-	79,125
Alessandro Ovi	93,875	73,250
Tom de Waard	214,625	148,250	(1)
Gerald Arbola	72,875	146,125
Jean d’Arthuys	79,000	-
Jean-Georges Malcor	76,500	-
Alessandro Rivera	77,500	-
Didier Lombard	152,500	84,750
Douglas Dunn	88,250	86,375
Raymond Bingham	93,875	83,750
Antonio Turicchi	72,875	146,125
Total	1,178,375	942,875

(1):	Compensation, including attendance fees of $1,500 per meeting of our Supervisory Board or committee thereof, was paid to Clifford Chance LLP

Share awards granted to Supervisory Board members and Professionals in 2011 and 2010 were as follows:

	2011		2010
	Number of share awards granted	Grant price	Number of share awards granted	Grant price
B.Steve	15,000	€1.04	15,000	€1.04
R.Bingham	15,000	€1.04	15,000	€1.04
A.Turicchi	-	-	15,000	€1.04
D.Lamouche	-	-	15,000	€1.04
T.de Waard	15,000	€1.04	15,000	€1.04
G.Arbola	-	-	15,000	€1.04
D.Lombard	15,000	€1.04	15,000	€1.04
D.Dunn	15,000	€1.04	15,000	€1.04
A.Ovi	15,000	€1.04	15,000	€1.04
J.G.Malcor	15,000	€1.04	-	-
J.d’Arthuys	15,000	€1.04	-	-
A.Rivera	15,000	€1.04	-	-
L.Chessa	7,500	€1.04	7,500	€1.04
C.Duval	7,500	€1.04	7,500	€1.04
B.Loubert	7,500	€1.04	7,500	€1.04
A.Novelli	7,500	€1.04	7,500	€1.04
W. Toussaint	7,500	€1.04	7,500	€1.04

7.6.35. Commitments, contingencies claims and legal proceedings

Commitments

The Group’s commitments as at December 31, 2011 were as follows:

In millions of USD	Total	2012	2013	2014	2015	2016	There- after
Operating leases	339	83	49	41	36	32	98
Purchase obligations	477	432	32	9	3	-	1
Of which:
Equipment purchase	208	208
Foundry purchase	119	119
Software, technology licenses and design	150	105	32	9	3	-	1
Other obligations	452	223	81	47	30	26	45
Total	1,268	738	162	97	69	58	144

As a consequence of the Group’s planned closures of certain of its manufacturing facilities, some of the contracts as reported above have been terminated. The termination fees for the sites still in operation have not been taken into account.

Operating leases are mainly related to building and equipment leases. The amount disclosed is composed of minimum payments for future leases from 2012 to 2016 and thereafter. The Group leases land, buildings, plants and equipment under operating leases that expire at various dates under non-cancellable lease agreements. For the year ended December 31, 2011, the operating lease expense was $107 million (2010: $109 million)

Purchase obligations are primarily comprised of purchase commitments for equipment, for outsourced foundry wafers and for software licenses.

Other obligations primarily relate to firm contractual commitments with respect to partnership and cooperation agreements.

Contingencies

The Group is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Group, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Group considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Group regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Group. Changes in these evaluations could result in an adverse material impact on the Group’s results of operations, cash flows or its financial position for the period in which they occur.

Claims and legal proceedings

The Group has received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. Furthermore, the Group periodically conducts broad patent cross license discussions with other industry participants which may or not be successfully concluded. The Group may become involved in costly litigation brought against the Group regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Group, the Group may be required to license patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Group’s results of operations, cash flows, financial position and/or ability to compete.

The Group is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.

In 2006, Tessera initiated a patent infringement lawsuit against the Group and numerous other semiconductor manufacturers in the U.S. District Court for the Northern District of California. Tessera also filed a complaint in 2007 with the International Trade Commission in Washington, D.C. (“ITC”) against the Group and numerous other parties. During the ITC proceedings, the District Court action was stayed. On May 20, 2009 the ITC issued a limited exclusion order as well as a cease and desist order, both of which were terminated when the Tessera patents expired. The patents asserted by Tessera, which related to ball grid array packaging technology, expired in September 2010. The Court of Appeal affirmed the ITC’s orders and on November 28, 2011, the U.S. Supreme Court denied the defendants petition for review, and the ITC decision became final.

The District Court proceedings have recently been revived in California. Pursuant to these proceedings, Tessera may continue to seek an unspecified amount of monetary damages as compensation for alleged infringement of its two packaging patents now expired.

On December 1, 2010, Rambus Inc. filed a complaint with the ITC against the Group and numerous other parties, asserting that the Group engaged in unfair trade practices by importing certain memory controllers and devices using certain interface technologies that allegedly infringe certain patents owned by Rambus. The complaint seeks an exclusion order to bar importation into the United States of all semiconductor chips that include memory controllers and/or peripheral interfaces that are manufactured, imported, or sold for importation and that infringe any claim of the asserted patents, and all products incorporating the same. The complaint further seeks a cease and desist order directing the Group and other parties to cease and desist from importing, marketing, advertising, demonstrating, sampling, warehousing inventory for distribution, offering for sale, selling, distributing, licensing, or using any semiconductor chips that include memory controllers and/or peripheral interfaces, and products containing such semiconductor chips, that infringe any claim of the asserted patents. On December 29, 2010, the ITC voted to institute an investigation based on Rambus’ complaint. The Group filed its response to the complaint on February 1, 2011. A trial was held before the ITC from October 11, 2011 until October 20, 2011. The ITC’s Initial Determination was issued on March 2, 2012 stating that there was no patent infringement while the Final Determination is scheduled to be issued by July 5, 2012.

Also on December 1, 2010, Rambus filed a lawsuit against the Group in the U.S. District Court for the Northern District of California alleging infringement of nineteen Rambus patents. On June 13, 2011, the District Court issued an order granting in part and denying in part defendants’ motion to stay the action concerning Rambus patent infringement claims pending completion of the aforementioned ITC proceedings. The case is stayed as to nine of the asserted patents, and moving forward as to the remaining patents. No trial date has yet been set. The Group intends to vigorously defend its position in these matters.

Following a request made in March 2011, the Group has been informed that on February 1, 2012, the President of the Second Chamber of the European Court of Justice issued an order allowing the Group to intervene in a case between Hynix, on the one hand, and the European Commission and Rambus on the other hand, seeking annulment of the European Commission decision of December 9, 2009, which made binding certain commitments by Rambus on maximum royalty rates that would be applicable to a license of the patents asserted by Rambus against the Group, should the Group decide to enter into such a license.

The pending proceedings which the Group faces involve complex questions of fact and law. The results of legal proceedings are uncertain and material adverse outcomes are possible.

The Group regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Group. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Group’s interests, or in the event the Group needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize. As of December 31, 2011, provisions for estimated probable losses with respect to legal proceedings were not considered material. The Group estimates possible losses between $10 to $50 million. Additionally, at this time and on the basis of available information, the Group believes that the possible loss contingencies in aggregate, as they can be reasonably estimated, do not represent a material amount to the financial statements as a whole, including results of operations, cash flows and financial position.

7.6.36. Financial risk management objectives and policies

The Group is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its on-going investing and financing activities. The Group’s activities expose it to a variety of financial risks: market risk (including foreign exchange risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

Risk management is carried out by a central treasury department (Corporate Treasury). Simultaneously, a Treasury Committee, chaired by the CFO, steers treasury activities and ensures compliance with corporate policies approved by the Supervisory Board. Treasury activities are thus regulated by the Group’s policies, which define procedures, objectives and controls. The policies focus on the management of financial risk in terms of exposure to market risk, credit risk and liquidity risk. Treasury controls are subject to internal audits. Most treasury activities are centralized, with any local treasury activities subject to oversight from head treasury office. Corporate Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. It provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, price risk, credit risk, use of derivative financial instruments, and investments of excess liquidity. The majority of cash and cash equivalents is held in U.S. dollars and Euro and is placed with financial institutions rated at least a single “A” long term rating from two of the major rating agencies, meaning at least A3 from Moody’s Investor Service and A- from Standard & Poor’s and Fitch Ratings. In the current economic environment, with the on-going sovereign debt and financial crisis, these ratings are closely and continuously monitored in order to manage exposure of the counterparty’s risk of both financial institutions and sovereign debt. Marginal amounts are held in other currencies. Hedging transactions are performed only to hedge exposures deriving from operating, investing and financing activities conducted in the normal course of business.

Market risk

Foreign exchange risk

The Group conducts its business on a global basis in various major international currencies. As a result, the Group is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities at the Group’s subsidiaries and future commercial transactions.

Management has set up a policy to require the Group’s subsidiaries to hedge their entire foreign exchange risk exposure with the Group through financial instruments transacted by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, entities in the Group use forward contracts and purchased currency options. Foreign exchange risk arises when recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes. Forward contracts and currency options, including collars, are also used by the Group to reduce its exposure to U.S. dollar fluctuations in Euro-denominated or Swedish-Krona-denominated forecasted intercompany transactions that cover a large part of its research and development, selling general and administrative expenses as well as a portion of its front-end manufacturing production costs of semi-finished goods. The derivative instruments used to hedge the forecasted transactions relating to front-end manufacturing production costs, meet the criteria for designation as cash flow hedge. The hedged forecasted transactions are all highly probable of occurrence for hedge accounting purposes.

It is the Group’s policy to keep the foreign exchange exposures in all the currencies hedged month by month against the monthly standard rate. At each month end, the forecasted flows for the coming month are hedged together with the fixing of the new standard rate. For this reason the hedging transactions will have an exchange rate very close to the standard rate at which the forecasted flows will be recorded on the following month. As such, the foreign exchange exposure of the Group, which consists of the balance sheet positions and other contractually agreed transactions, is always equivalent to zero and any movement of the foreign exchange rates will not therefore influence the exchange effect on consolidated income statement items. Any discrepancy from the forecasted values and the actual results is constantly monitored and prompt actions are taken, if needed.

The hedging activity of the Group and the impact on the financial statements is described in details in note 7.6.14.4.

The following sensitivity analysis was based on recognized assets and liabilities, including non-monetary items, of STMicroelectronics and its subsidiaries. Equity would have been approximately $83 million higher/lower (2010: $79 million higher/lower) if the Euro strengthened/weakened by 300 pips against the US dollar, arising mainly from translation of net assets from subsidiaries which functional currency is the Euro.

At December 31, 2011 if the Euro had strengthened by 300 pips against the US dollar with all other variables held constant, net result for the year would have been $19 million higher (2010: $15 million higher), mainly as a result of foreign exchange gains on outstanding derivative instruments not designated as cash flow hedge. If the Euro had weakened by 300 pips against the US dollar with all other variables held constant, impact in net income would have been $19 million lower (2010: $10 million lower), mainly due to foreign exchange losses on outstanding derivative instruments not designated as cash flow hedge but also as a result of not exercised currency options.

Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk.

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Since almost all the liquidity of the Group is invested in floating rate instruments, the Group’s interest rate risk arises from the mismatch of fixed rate liabilities and floating rate assets.

At December 31, 2010, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $2 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt. At December 31, 2011, if interest rates had been 20 basis points higher/lower with all other variables held constant, net income for the year would have been $1 million higher/lower respectively, mainly as a result of a high level of liquid assets in relation to debt.

During 2011 and 2010, the Group’s borrowings at variable rate were denominated in Euros and in US dollars.

Price risk

As part of its on-going investing activities, the Group may be exposed to equity security price risk for investments in public entities classified as available-for-sale, as described in Note 7.6.14.1. In order to hedge the exposure to this market risk, the Group may enter into certain derivative hedging transactions.

The hedging activity of the Group on price risk and the impact on the financial statements is described in details in note 7.6.14.4.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily for trade receivables and loan notes) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

The Group selects banks and/or financial institutions that operate with the group based on the criteria of long term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank group not to exceed 20% of the total. This percentage has been reviewed since 2007 to cope with the ongoing financial crisis and always been kept at a maximum of 15% for major counterparty banks with high capitalization.

Due to the concentration of part of its operations in Europe, primarily in France and in Italy, the Group assessed in 2011 the level of direct and indirect exposures to the sovereign debt in the Euro zone. The analysis focused on cash and cash equivalents, loans and receivables, deferred tax assets and other financial assets held in European countries experiencing significant economic, fiscal or political strains that increase the likelihood of default. To identify the countries at risk, the Group considered recent economic developments, such as credit downgrades, widening credit spreads and public deficit reduction plans and the impact such developments could have on the Group’s financial position, results of operations, liquidity, and capital resources. The assessment also aimed at identifying indirect exposures to the current economic environment in the Euro zone, such as concentrations of cash and financial instruments with financial institutions highly exposed to the sovereign debt crisis. The Group concluded that the situation in the Euro zone was in evolution but that no factors indicated a high level of credit risk exposure due to a sovereign default in the short term.

The Group monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, taking into account its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash. At December 31, 2011, one customer, the Nokia Group of companies, represented 11.3% of trade accounts receivable, net (2010: 14.8%). Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and cash equivalents, short-term deposits and marketable securities, the availability of funding from committed credit facilities and the ability to close out market positions. The Group’s objective is to maintain a significant cash position and a low debt to equity ratio, which ensure adequate financial flexibility. Liquidity management policy is to finance the Group’s investments with net cash provided from operating activities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

A maturity analysis of interest-bearing loans and borrowings is shown is note 7.6.14.3.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, or issue new shares.

The Group monitors capital on the basis of the debt-to-equity ratio and of its net financial position, defined as the difference between total cash position (cash and cash equivalents, marketable securities – current and non-current-, short-term deposits and restricted cash) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt).

8.     Company Financial Statements

8.1. STMicroelectronics N.V. Company Balance Sheet

In millions of USD (Before proposed appropriation of income)	Notes	December 31, 2011	December 31, 2010
Assets
Non-current assets
Goodwill	8.3.4	-	234
Intangible assets	8.3.4	42	867
Property, plant and equipment	8.3.5	-	10
Investments in subsidiaries	8.3.6	6,514	6,534
Investments in associates and jointly controlled entities	8.3.7	94	136
Restricted cash		5	-
Available-for-sale financial assets	8.3.8	25	103
Long-term loans and receivables		5	5
Deferred tax assets	8.3.15	5	20
Other non-current assets		-	-
Total non-current assets		6,690	7,909
Current assets
Inventories	8.3.9	-	48
Trade accounts receivable	8.3.10	-	162
Group companies short-term loans	8.3.11	268	147
Other group companies receivables	8.3.12	1,118	714
Other receivables and current assets		2	113
Available for sale financial assets — current portion	8.3.8	207	711
Cash and cash equivalents		1,375	1,617
Total current assets		2,970	3,512
Total assets		9,660	11,421
Shareholders’ equity and liabilities
Shareholders’ equity	8.3.13
Issued and paid-in capital		1,225	1,265
Additional paid-in capital		2,037	2,037
Retained earnings		2,646	2,321
Legal reserve		1,105	1,105
Other reserves		1,210	1,155
Result for the year		581	867
Total shareholders’ equity		8,804	8,750
Non-current liabilities
Retirement benefits obligations		-	19
Deferred tax liabilities	8.3.15	-	111
Long-term debt	8.3.14	363	466
Other non-current liabilities	8.3.16	66	99
Total non-current liabilities		429	695
Current liabilities
Current portion of long-term debt	8.3.14	294	547
Trade accounts payable		-	34
Group companies short-term notes payable	8.3.12	2	48
Other group companies payable	8.3.12	14	1,212
Other payables and accrued liabilities		101	130
Accrued income tax payable		16	5
Total current liabilities		427	1,976
Total shareholders’ equity and liabilities		9,660	11,421

The accompanying notes are an integral part of these Company’s financial statements

8.2. STMicroelectronics N.V. Company Statement of Income

In millions of USD	Year Ended
	December 31, 2011	December 31, 2010
Result after taxes	468	421
Result from subsidiaries	113	446
Total result for the year, net of tax	581	867

The accompanying notes are an integral part of these Company’s financial statements

8.3. Notes to STMicroelectronics N.V. Company Financial Statements

8.3.1. General

A description of STMicroelectronics N.V. (“STMicroelectronics”), its activities and group structure are included in the Consolidated Financial Statements, prepared on the basis of accounting policies that conform to International Financial Reporting Standards (“IFRS”) as endorsed by European Union. STMicroelectronics holds investments in subsidiaries operating in the semiconductor manufacturing industry. Additionally, STMicroelectronics operated up to December 31, 2011 through a branch in Switzerland, which marketed a broad range of semiconductor integrated circuits and devices used in a wide variety of microelectronic applications.

On November 3, 2011, the Supervisory Board approved a plan to reorganize STMicroelectronics N.V. corporate structure, focusing its activities as a holding company. A new Dutch company, STMicroelectronics International N.V., wholly owned by STMicroelectronics N.V., was established, acting exclusively through a Swiss branch, to operate the business activities based in Geneva, Switzerland. This new Dutch company was created on December 31, 2011. STMicroelectronics N.V. will continue to hold all of the Group’s investments in affiliates and the existing Swiss branch will continue to run the Group’s treasury activities. Additionally, under the new tax treaty between Switzerland and The Netherlands, which became effective on January 1, 2012, STMicroelectronics N.V. became a full Dutch tax resident and the new Dutch company qualifies as a Swiss tax resident.

8.3.2. Basis of Presentation

In accordance with article 2:362 Part 8 of the Netherlands Civil Code, STMicroelectronics N.V. (“STMicroelectronics”) has prepared its company financial statements in accordance with accounting principles generally accepted in the Netherlands applying the accounting principles as adopted in the consolidated financial statements and further described in details in the consolidated financial statements (Note 7.6.7).

The functional and presentation currency of STMicroelectronics is the U.S. dollar.

All balances and values are in millions of U.S. dollars, except as otherwise noted.

8.3.3. Summary of Significant Accounting Policies

8.3.3.1.        Subsidiaries

Subsidiaries are all entities over which STMicroelectronics has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether STMicroelectronics controls another entity.

Valuation of Subsidiaries

Investments in subsidiaries are stated at net asset value as STMicroelectronics effectively controls the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS accounting principles applied by STMicroelectronics in its consolidated financial statements.

Guarantees given by STMicroelectronics to its subsidiaries are further described in note 8.3.18 and 8.3.20.

8.3.3.2.         Associates

Associates include all entities over which STMicroelectronics has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. These investments are accounted for by the equity method of accounting and are initially recognized at cost. They are presented on the face of the balance sheet as “Investments in associates”.

The Company’s share in its associates’ profit and losses is recognized in the income statement and in the balance sheet as an adjustment against the carrying amount of the associate, and its share of post-acquisition movement in reserves is recognized in reserves. The cumulative post acquisition movements are adjusted against the carrying amount of the investment. When STMicroelectronics’s share of losses in an associate equals or exceeds its interest in the associate, including any unsecured receivable, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between STMicroelectronics and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates are consistent with the policies adopted by STMicroelectronics.

8.3.4. Intangible Assets

In millions of USD	Goodwill	Technologies and licenses, internally developed software and purchase software	Capitalized development costs	Total
Historical cost
Balance at January 1, 2011	234	727	1,070	2,031
Additions		68	366	434
ST International NV demerger	(234)	(639)	(1,382)	(2,255)
Impairments / Write-offs		(1)	(54)	(55)
Balance at December 31, 2011	-	155	-	155
Accumulated amortization
Balance at January 1, 2011	-	(536)	(394)	(930)
ST International NV demerger		493	552	1,045
Charge for the year		(71)	(164)	(235)
Impairments / Write-offs		1	6	7
Balance at December 31, 2011	-	(113)	-	(113)
Net book value
At December 31 , 2011	-	42	-	42
At December 31, 2010	234	191	676	1,101

8.3.5. Property, plant and equipment

In millions of USD	Furniture and fixtures	Computer and R&D equipment	Other	Total
Historical cost
Balance at January 1, 2011	2	39	4	45
Additions	-	2	-	2
ST International NV demerger	(2)	(41)	(4)	(47)
Impairments	-	-	-
Balance at December 31, 2011	-	-	-	-
Accumulated amortization
Balance at January 1, 2011	(1)	(30)	(4)	(35)
ST International NV demerger	1	34	4	39
Charge for the year	-	(4)	-	(4)
Impairments
Balance at December 31, 2011	-	-	-	-
Net book value
At December 31 , 2011	-	-	-	-
At December 31, 2010	1	9	-	10

8.3.6. Investments in Subsidiaries

In millions of USD	2011	2010
Beginning of the year	6,534	6,472
Result from subsidiaries	113	445
Changes in other reserves of subsidiaries	(29)	(2)
Dividends paid	(980)	(179)
Capital increase (net of capital decreases)	19	72
ST Microelectronics International N.V. demerger	960	-
Translation effect of exchange rates	(103)	(274)
End of the year	6,514	6,534

The investments in significant subsidiaries as at December 31, 2011 are presented below:

Legal Seat	Name	Percentage ownership (direct or indirect)
Australia – Sydney	STMicroelectronics PTY Ltd	100
Belgium – Zaventem	ST-Ericsson Belgium N.V.	50
Belgium – Zaventem	Proton World International N.V.	100
Brazil – Sao Paolo	STMicroelectronics Ltda	100
Brazil – Sao Paulo	Incard do Brazil Ltda	50
Canada – Ottawa	STMicroelectronics (Canada), Inc.	100
China – Beijing	STMicroelectronics (Beijing) R&D Co. Ltd	100
China – Beijing	ST-Ericsson Semiconductor (Beijing) Co. Ltd	50
China – Shanghai	STMicroelectronics (Shanghai) Co. Ltd	100
China – Shanghai	STMicroelectronics (Shanghai) R&D Co. Ltd	100
China – Shanghai	STMicroelectronics (China) Investment Co. Ltd	100
China – Shanghai	Shanghai NF Semiconductors Technology Ltd	50
China – Shenzhen	Shenzhen STS Microelectronics Co. Ltd	60
China – Shenzhen	STMicroelectronics (Shenzhen) Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) Manufacturing Co. Ltd	100
China – Shenzhen	STMicroelectronics (Shenzhen) R&D Co. Ltd	100
Czech Republic – Prague	STMicroelectronics Design and Application s.r.o.	100
Czech Republic – Prague	ST-Ericsson s.r.o.	50
Finland – Lohja	ST-Ericsson OY	50
France – Crolles	STMicroelectronics (Crolles 2) SAS	100
France – Grenoble	STMicroelectronics (Grenoble 2) SAS	100
France – Grenoble	ST-Ericsson (Grenoble) SAS	50
France – Montrouge	STMicroelectronics S.A.	100
France – Paris	ST-Ericsson (France) SAS	50
France – Rousset	STMicroelectronics (Rousset) SAS	100
France – Tours	STMicroelectronics (Tours) SAS	100
Germany – Aschheim-Dornach	STMicroelectronics GmbH	100
Germany – Aschheim-Dornach	STMicroelectronics Design and Application GmbH	100
Germany – Aschheim-Dornach	ST-NXP Wireless GmbH i.L.	50
The Netherlands – Amsterdam	STMicroelectronics Finance B.V.	100
The Netherlands – Amsterdam	STMicroelectronics Finance II N.V.	100
The Netherlands – Amsterdam	STMicroelectronics International N.V.	100
The Netherlands – Eindhoven	ST-Ericsson B.V.	50
The Netherlands – Eindhoven	ST-Ericsson Holding B.V.	50
Hong Kong – Hong Kong	STMicroelectronics LTD	100
India – Bangalore	NF Wireless India Pvt Ltd	50
India – New Delhi	STMicroelectronics Marketing Pvt Ltd	100
India – Noida	STMicroelectronics Pvt Ltd	100
India – Noida	ST-Ericsson India Pvt Ltd	50
Ireland – Dublin	NXP Falcon Ireland Ltd	50
Israel – Netanya	STMicroelectronics Ltd	100
Italy – Agrate Brianza	ST-Ericsson Srl	50
Italy – Agrate Brianza	STMicroelectronics S.r.l.	100
Italy – Aosta	DORA S.p.a.	100
Italy – Catania	CO.RI.M.ME.	100

Legal Seat	Name	Percentage ownership (direct or indirect)
Italy – Naples	STMicroelectronics Services S.r.l.	100
Italy—Torino	ST-POLITO Scarl	75
Japan – Tokyo	STMicroelectronics KK	100
Japan – Tokyo	ST-Ericsson KK	50
Korea – Seoul	ST-Ericsson (Korea) Ltd	50
Malaysia – Kuala Lumpur	STMicroelectronics Marketing SDN BHD	100
Malaysia – Muar	STMicroelectronics SDN BHD	100
Malaysia – Muar	ST-Ericsson SDN.BHD	50
Malta – Kirkop	STMicroelectronics (Malta) Ltd	100
Mexico – Guadalajara	STMicroelectronics Marketing, S. de R.L. de C.V.	100
Morocco – Casablanca	STMicroelectronics S.A.S. (Maroc)	100
Morocco – Rabat	Electronic Holding S.A.	100
Morocco – Rabat	ST-Ericsson (Maroc) SAS	50
Norway – Grimstad	ST-Ericsson A.S.	50
Philippines – Calamba	STMicroelectronics, Inc.	100
Philippines – Calamba	ST-Ericsson (Philippines) Inc.	50
Philippines – Calamba	Mountain Drive Property, Inc.	20
Singapore – Ang Mo Kio	STMicroelectronics ASIA PACIFIC Pte Ltd	100
Singapore – Ang Mo Kio	STMicroelectronics Pte Ltd	100
Singapore – Ang Mo Kio	ST-Ericsson Asia Pacific Pte Ltd	50
Singapore – The Curie	Veredus Laboratories Pte Ltd	67
Spain – Madrid	STMicroelectronics Iberia S.A.	100
Sweden – Kista	STMicroelectronics A.B.	100
Sweden – Stockholm	ST-Ericsson A.B.	50
Switzerland – Geneva	STMicroelectronics S.A.	100
Switzerland – Geneva	INCARD S.A. (merged into ST NV)	100
Switzerland – Geneva	INCARD Sales and Marketing S.A.	100
Switzerland – Geneva	ST-Ericsson S.A.	50
Switzerland – Geneva	ST New Ventures SA	100
Taiwan – Taipei	ST-Ericsson (Taiwan) Ltd	50
Thailand – Bangkok	STMicroelectronics (Thailand) Ltd	100
United Kingdom – Bristol	Inmos Limited	100
United Kingdom – Bristol	ST-Ericsson (UK) Ltd	50
United Kingdom – Marlow	STMicroelectronics Limited	100
United Kingdom – Marlow	STMicroelectronics (Research & Development) Limited	100
United Kingdom – Reading	Synad Technologies Limited	100
United States – Carrollton	STMicroelectronics Inc.	100
United States – Carrollton	ST-Ericsson Inc.	50
Legal Seat	Name	Percentage ownership (direct or indirect)
United States – Carrollton	Genesis Microchip Inc.,	100
United States – Carrollton	Genesis Microchip (Del) Inc.	100
United States – Carrollton	Genesis Microchip LLC	100
United States – Carrollton	Genesis Microchip Limited Partnership	100
United States – Carrollton	Sage Inc.	100
United States – Carrollton	Faroudja Inc.	100
United States – Carrollton	Faroudja Laboratories Inc.	100
United States – Wilmington	STMicroelectronics (North America) Holding, Inc.	100
United States – Wilsonville	The Portland Group, Inc.	100

Subsidiaries in which the Company has a 50% ownership and control are consolidated.

8.3.7. Investments in associates and jointly controlled entities

In millions of USD	December 31, 2011	December 31, 2010
Beginning of the year	136	303
Sale of investments:
Numonyx Holdings B.V.	-	(223)
Transfer to subsidiaries:
Veredus Laboratories Pte Ltd.	(11)
Acquisition of investments:
3Sun Srl	-	78
Share of profit/ (loss) of associates and jointly controlled entities	(31)	(22)
End of the year	94	136

As of December 31, 2011, STMicroelectronics owns 49.0% (2010: 49.0%) of ST-Ericsson AT Holding and 33.33% (2010: 33.33%) of 3Sun Srl and accounts for these investments in associates and jointly controlled entities using the equity method.

3Sun Srl (“3Sun”)

3Sun is a joint initiative between Enel Green Power, Sharp and the Company for the manufacture of triple-junction thin film photovoltaic panels in Catania, Italy. Each partner owns a third of the common shares of the entity. The Company exercises joint-control over 3Sun and consequently accounts for its investment in 3Sun under the equity method.

On July 1, 2010, Numonyx Holding B.V. contributed the M6 going concern and facility to 3Sun and immediately transferred the newly issued shares of 3Sun to the Company against the redemption of the $78 million subordinated notes due by Numonyx to the Company. Since the investment in 3Sun is denominated in euros, the investment is revalued at each reporting date closing, the exchange difference being recorded as currency translation adjustment in other comprehensive income. The Company’s maximum exposure to loss as a result of its involvement with 3Sun is limited to its equity investment that amounted to $78 million as at December 31, 2011 and under certain conditions, to participate to a share capital increase or shareholders loans up to EUR 38 million.

8.3.8. Available-for-Sale Financial Assets

Movements on available-for-sale financial assets are presented as follows:

In millions of USD	December 31, 2011	December 31, 2010
Beginning of the year	814	903
Long term subordinated notes	-	(183)
Sale of listed debt securities (floating rate notes)	(92)	(164)
Purchase of quoted equity securities	-	585
Sale of quoted equity securities	(161)	(412)
Change in fair value of quoted equity securities	(6)	(8)
Impairment on unlisted equity securities	-	-
Purchase (sale) of marketable securities	(250)	50
Change in fair value of listed debt securities (floating rate notes)	(1)	4
Change in fair value of long term subordinate notes		10
Net gain (losses) on auction rate notes recognized in statements of income	(72)	29
End of the year	232	814
Less: non-current portion	(25)	(103)
Current portion	207	711

Investments in debt securities

As at December 31, 2011, the Company had investments in quoted marketable debt instruments for an aggregate value of $207 million (2010: $789 million). Government bonds are rated between Aaa and A2 by Moody’s as at December 31, 2011 and the floating rate notes excluding impaired debt securities have an average rating of A2/A.

Available-for-sale financial assets include the following:

In millions of USD	December 31, 2011	December 31, 2010
Listed securities:
Floating-rate Notes in U.S. dollars	107	200
Debt securities	100	350
Listed equity securities:
Shares in U.S. dollars	-	167
Unlisted securities:
Auction rate Securities in U.S. dollars	-	72
Unlisted equity securities: 4
Equity securities – Euro zone countries	10	10
Equity securities – US	15	15
Total	232	814

Available-for-sale financial assets are denominated in the following currencies:

In millions of USD	December 31, 2011	December 31, 2010
Euro	10	10
US dollar	222	804
Total	232	814

For further details on STMicroelectronics’s available-for-sale financial assets, see note 7.6.14 of the consolidated financial statements of STMicroelectronics.

8.3.9. Inventories

Further to the STMicroelectronics International N.V demerger, there are no more inventories in the Company’s current assets.

8.3.10. Trade Accounts Receivable

Trade accounts receivable consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Trade accounts receivable	-	164
Provision	-	(2)
Total	-	162

Further to the STMicroelectronics International N.V demerger, there is no more trade accounts receivable.

8.3.11. Group Companies Short-term Loans

Group companies short-term loans consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
ST Incard SA (Switzerland)
Loan due 2012 bearing interest at 3-month EURIBOR + 0.50%	-	41
STMicroelectronics Ltd. (Israel)
Loan due 2012 bearing interest at 3-month LIBOR	4	4
STMicroelectronics Finance B.V (Netherlands)
Loan due 2012 bearing interest at 3-month EURIBOR	142	-
STMicroelectronics Inc. (USA)
Loan due 2012 bearing interest at 3-month LIBOR + 0.375%	27	27
STMicroelectronics Finance II N.V.
Loan due 2012 bearing interest at 1-month PRIBOR + 0.25%	95	-
ST-Ericsson S.A. (Switzerland)
Loan due 2012 bearing interest at 3-month LIBOR plus 2.50%	-	75
Total short-term intercompany loans	268	147

8.3.12. Other group companies receivables and payables

In millions of USD	December 31, 2011	December 31, 2010
Trade receivables	-	628
Other receivables (advances)	1,118	86
Total group companies Receivables	1,118	714
Trade payables	-	914
Other payables	14	298
Other group companies payables	14	1,212
Short-term notes payable	2	48
Total group companies Payables	16	1,260

Group companies short-term notes payable consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
STMicroelectronics Finance B.V. (Netherlands)
Note due 2011 bearing interest at 1.842% fixed rate	-	42
Note due 2011 bearing interest at 3-month EURIBOR + 0.0625%	2	6
Total short-term intercompany notes payable	2	48

8.3.13. Shareholder’s equity

In millions of USD	Issued and paid-in capital	Additional paid-in capital	Retained earnings	Treasury shares	Other reserves	Legal reserves	Result for the year	Total
Balance January 1, 2011	1,265	2,037	2,321	(304)	1,459	1,105	867	8,750
Net Result			867				(867)	-
Rights acquired on vested stock awards				33				33
Stock-based compensation			(33)		29			(4)
Other transactions			-		(3)			(3)
Dividends paid			(354)					(354)
Net result							581	581
Unrealized gain (loss) on debt securities					(32)			(32)
Subsidiaries non distributable reserves			(155)			155		-
Unrealized gain (loss) on derivatives, net of tax						(59)		(59)
Convertible debt equity component					(13)			(13)
Translation adjustment*	(40)				41	(96)		(95)
Balance December 31, 2011	1,225	2,037	2,646	(271)	1,481	1,105	581	8,804

* The share capital of STMicroelectronics is denominated in euros and the period-end balance is translated into U.S. dollars at the year-end exchange rate (Euro/USD 1.2939). The translation differences are taken to Other reserves.

The authorized share capital of STMicroelectronics is EUR 1,810 million consisting of 1,200,000,000 common shares and 540,000,000 preference shares, each with a nominal value of EUR 1.04. As at December 31, 2011 the number of shares of common stock issued was 910,559,805 shares (910,420,305 at December 31, 2010).

As of December 31, 2011 the number of shares of common stock outstanding was 884,995,094 (881,686,303 at December 31, 2010).

The Euros equivalent of the issued share capital at December 31, 2011 amounts to Euros 946,982,197 (2010: Euros 946,837,117). For the changes in issued and paid in capital, additional paid in capital and other reserves, see the consolidated financial statements of STMicroelectronics.

Other reserves and legal reserve consist of fair value of services provided under share award schemes, unrealized gains or losses on marketable securities classified as available-for-sale and foreign currency translation adjustments and development expenditure which consists of capitalized development costs net of amortization and write-offs, all net of tax. The cumulative amount of legal reserves at December 31, 2010 is split as follows: USD 676 million of development expenditures, USD 274 million of Subsidiaries non distributable reserves, USD 46 million of unrealized loss on derivatives and USD 201 million of translation adjustment gain. In 2011, the development expenditures reserves were transferred to the Subsidiaries non distributable reserves due to the ST International NV demerger. The cumulative amount of legal reserves at December 31, 2011 is split as follows: USD 1,105 million of Subsidiaries non distributable reserves, USD 105 million of unrealized loss on derivatives and USD 105 million of translation adjustment gain.

Treasury stock

Following the authorization by the Supervisory Board, announced on April 2, 2008, to repurchase up to 30 million shares of its common stock, STMicroelectronics acquired 29,520,220 shares as at December 31, 2008, for a total amount of approximately $313 million, also reflected at cost as a reduction of the shareholders’ equity. This repurchase intents to cover the transfer of shares to employees upon vesting of future share based remuneration programs.

The treasury shares have been designated for allocation under STMicroelectronics’ share based remuneration programs on non-vested shares including such plans as approved by the Annual General Meeting of Shareholders between 2005 and 2011. As of December 31, 2011, 3,955,509 of these treasury shares were transferred to employees under STMicroelectronics’ share based remuneration programs of which 3,169,291 in the year ended December 31, 2011.

As of December 31, 2011, STMicroelectronics owned a number of treasury shares equivalent to 25,564,711.

Non Distributable Reserve

The amount of the non-distributable reserve was $2,326 million and $2,370 million in the year 2011 and 2010, respectively and it represents the amount of issued and paid-in capital and legal reserve of STMicroelectronics.

8.3.14. Long-term debt

Long-term debt consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Long-term portion of convertible debt 2016	-	-
Long-term credit facilities	363	466
Total long-term debt	363	466
Current portion of convertible debt 2016	191	444
Current portion of credit facilities	103	103
Total current portion of long-term debt	294	547

Convertible debt

In February 2006, the Company issued $1,131 million principal amount at maturity of zero coupon senior convertible bonds due in February 2016. The bonds were issued at 100% of principal with a yield to maturity of 1.5% and resulted in net proceeds to the Company of $974 million less transaction fees. The bonds are convertible by the holder at any time prior to maturity at the adjusted conversion rate of 43.363087 shares per one thousand dollar face value of the bonds corresponding to 42,235,646 equivalent shares. The holders can redeem the convertible bonds upon a change of control or on February 23, 2012 at a price of $1,093.81 and on February 24, 2014 at a price of $1,126.99 per one thousand dollar face value of the bonds. On February 23, 2011, the holders redeemed 41,123 convertible bonds at a price of $1,077.58, out of the total of 490,170 outstanding bonds, or about 8%.

In 2011 and 2010, the Company repurchased partially the zero coupon senior convertible bonds due in February 2016. Furthermore, in February 2011, certain bond holders exercised their option to put the convertible bonds to the Group. The Group allocated the consideration paid to the separate components of the convertible bonds using a method consistent with that used in the original allocation to the separate components of the proceeds received by the Group when the convertible instrument was issued. The result of these transactions is summarized as follows:

In millions of USD	2011 Repurchase	2010 Repurchase
Principal amount repurchased/redeemed	290	386
Decrease in value of liability component of 2016 convertible bonds	270	339
Decrease in value of equity component of 2016 convertible bonds	13	39
Loss on repurchase of 2016 convertible bonds	31	32
Cash consideration	314	410

In respect to the 2016 convertible bond and its share conversion option, the Company classified the share conversion option as equity rather than in other non-current liability, based on the fact that the Company will, under no circumstances, settle the share conversion option in cash or other assets.

Credit facilities

The Company had unutilized committed medium term credit facilities with core relationship banks totaling $487 million. In addition, the aggregate amount of the Company’s and its subsidiaries’ total available short-term credit facilities, excluding foreign exchange credit facilities, was approximately $574 million as at December 31, 2011. In addition, ST-Ericsson had $400 million of committed line from Ericsson as parent company, of which $400 was withdrawn and reported as “Short-term borrowings” at December 31, 2011. The Company also has three committed credit facilities with the European Investment Bank as part of R&D funding programs. The first one, for a total of €245 million for R&D in France was fully drawn in U.S. dollars for a total amount of $341 million, of which $147 million were paid back as at December 31, 2011. The second one, signed on July 21, 2008, for a total amount of €250 million for R&D projects in Italy, was fully drawn in U.S. dollars for $380 million, of which $109 million was paid back as at December 31, 2011. The third one, signed in September 2010, for a total of €350 million for R&D projects in France was undrawn as at December 31, 2011.

Long-term debt credit facilities

In millions of USD	December 31, 2011	December 31, 2010
Balance at beginning of the year	569	672
Credit facilities increase		-
Credit facilities repayment	(103)	(103)
Balance at end of the year	466	569
Out of which short-term	103	103
Out of which long-term	363	466

8.3.15. Deferred tax assets and liabilities

Deferred tax assets and liabilities consisted of the following:

In millions of USD	December 31, 2011	December 31, 2010
Tax loss carry forward	-	16
Other temporary differences	5	4
Deferred tax assets	5	20
Development costs capitalization	-	(89)
Other temporary differences	-	(22)
Deferred tax liabilities	-	(111)
Net deferred income tax asset / (liability)	5	(91)

8.3.16. Other non-current liabilities

Other non-current liabilities consist of the following:

In millions of USD	December 31, 2011	December 31, 2010
Numonyx capacity rights (non-current portion)	14	33
Other non-current liabilities	52	66
Total	66	99

The obligations for capacity rights are mainly due to the terms of the agreement for the inception of Numonyx that included rights granted to Numonyx to use certain assets retained by the Company. This capacity rights have been transferred to the acquirer of Numonyx. As at December 31, 2011, the value of such rights totaled $24 million (2010: $44 million) of which $14 million (2010: $33 million) was classified as a non-current liability.

8.3.17. Loans and banks

STMicroelectronics has revolving lines of credit agreements with several financial institutions totaling $487 million at December 31, 2011 (2010: $492 million). At December 31, 2011 and 2010 no amounts were drawn on these available lines of credit.

STMicroelectronics maintains also uncommitted foreign exchange facilities of $293 million.

8.3.18. Guarantees and contingencies

Guarantees given by STMicroelectronics to its affiliates for the benefit of third parties amounted to approximately $1,487million at December 31, 2011 as detailed in Note 8.3.20 (2010: $1,650 million).

There is no other type of contingencies as of December 31, 2011 and 2010.

8.3.19. Wages, salaries and social charges

In millions of USD	December 31, 2011	December 31, 2010
Wages and salaries	71	50
Social charges	8	5
Pension service costs	11	5
Complementary pension scheme for executives	-	4
Other employee benefits	2	2
Total	92	66

The average number of persons employed by STMicroelectronics during the year ended December 31, 2011 was 263 out of which 252 outside The Netherlands (2010: 231 out of which 218 outside The Netherlands).

8.3.20. Commitments

STMicroelectronics’s commitments as of December 31, 2011 were as follows:

In millions of USD	Total	2012	2013	2014	2015	2016	There- after
Operating leases	58	4	4	4	4	4	38
Purchase obligations
Of which:
Software, technology licenses and design	-	-	-	-	-	-	-
Other purchases
Long term debt obligations (including current portion)	466	103	103	103	83	74	-
Pension obligations	1						1
Other non-current liabilities	67	2	29	3	3	3	27
Total	592	109	136	110	90	81	66

Other commitments

STMicroelectronics has issued guarantees totaling $1,487 million related to its subsidiaries debt and other obligations. Out of this, $906 million related to STMicroelectronics Finance B.V.’s obligation under the EUR500 million floating rate senior bond due in 2013 and the EUR350 million EIB credit facilities.

8.3.21. Related party transactions

Transactions with significant shareholders, their affiliates and other related parties were as follows:

In millions of USD	December 31, 2011	December 31, 2010
Sales & other services	59	69
Other purchases	(50)	(63)
Accounts receivable	10	10
Accounts payable	(17)	(24)

Remuneration to managing board and supervisory board members

For details on the remuneration to Managing Board and Supervisory Board members, see the consolidated financial statements of STMicroelectronics (Note 7.6.34).

Auditors’ fees

The following audit fees were expensed in the income statement in the reporting period:

In USD	December 31, 2011	December 31, 2010
Audit of the financial statements	6,851,554	7,571,718
Other audit procedures	13,974	24,590
Tax services	34,928	74,728
Total	6,900,456	7,671,036

The fees listed above relate only to the procedures applied to STMicroelectronics and its consolidated group entities by PricewaterhouseCoopers. The procedures were applied by audit firm’s member of the PricewaterhouseCoopers network. In 2011, the fees related to services provided by PwC Accountants N.V. totaled USD 44,000 (USD 54,000 in 2010).

April 12, 2012
THE MANAGING BOARD

Carlo Bozotti (President and Chief Executive Officer)

THE SUPERVISORY BOARD

Didier Lombard (Chairman)
Bruno Steve (Vice Chairman)
Raymond Bingham
Jean d’Arthuys
Douglas Dunn
Jean-Georges Malcor
Alessandro Ovi
Alessandro Rivera
Tom de Waard

9.     Other information

9.1. Auditors’ report

The report of the auditors, PricewaterhouseCoopers Accountants N.V., is presented in the pages 151 and 152 of this annual report.

9.2. Appropriation of results – provisions in company’s articles of association

The Managing Directors, with the approval of the Supervisory Board, are allowed to allocate net profit to a reserve fund. The Articles of Association provide that the net result for the year, after deduction of (i) any amount to set up and maintain reserves required by Dutch Law and the Articles of Association, (ii) if any of our preference shares are issued and outstanding, the dividend to be paid to the holders of preference shares and (iii) the aforementioned allocation to the reserve fund, is subject to the disposition by the AGM.

In the case that a net loss for the year exceeds retained earnings, no dividend payments are allowed until the loss has been recovered from net profit(s) in future years.

Proposed 2011 cash dividend and retained earnings and dividend policy

Upon the proposal of the Managing Board, the Supervisory Board decided only to retain a certain part of the net profit and to propose the 2012 AGM a cash dividend of $0.40 per common share, to be paid in four equal instalments as further described in the AGM agenda and explanatory notes thereto. This proposal is consistent with STMicroelectronics’s dividend policy as communicated and discussed at the 2005 AGM whereby:

•
STMicroelectronics seeks to use its available cash in order to develop and enhance its position in the very capital-intensive semiconductor market while at the same time managing its cash resources to reward its shareholders for their investment and trust in STMicroelectronics.

•
Based on its annual results, projected capital requirements as well as business conditions and prospects, the Managing Board proposes each year to the Supervisory Board the allocation of its earnings involving whenever deemed possible and desirable in line with STMicroelectronics’s objectives and financial situation, the distribution of a cash dividend, and

•
The Supervisory Board, upon the proposal of the Managing Board, decides each year, in accordance with this policy, which portion of the profits shall be retained in reserves to fund future growth or for other purposes and makes a proposal to the shareholders concerning the amount, if any, of the annual cash dividend.

9.3. Branches

The company has a branch in Geneva, Switzerland.

Independent auditor’s report

To: the General Meeting of Shareholders of STMicroelectronics N.V.

Report on the financial statements

We have audited the accompanying financial statements 2011 of STMicroelectronics N.V., Amsterdam as set out in sections 7 and 8. The financial statements include the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2011, the consolidated income statement, the statements of comprehensive income, changes in equity and cash flows for the year then ended and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company statement of financial position as at 31 December 2011, the company income statement for the year then ended and the notes, comprising a summary of accounting policies and other explanatory information.

Managing Board’s responsibility

The Managing Board is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the Report of the Managing Board in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, the Managing Board is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Managing Board, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2011, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Dutch Civil Code.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of STMicroelectronics N.V. as at 31 December 2011, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Dutch Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2: 393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the Report of the Managing Board, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2: 392 sub 1 at b-h has been annexed. Further we report that the Report of the Managing Board, to the extent we can assess, is consistent with the financial statements as required by Section 2: 391 sub 4 of the Dutch Civil Code.

Amsterdam, 12 April 2012
PricewaterhouseCoopers Accountants N.V.
 Original signed by:
 I. Linnemeijer RA

10.     Important dates

April 23, 2012: Q1 2012 Earnings Release

April 24, 2012: Q1 2012 Earnings Conference Call

May 30, 2012: 2011 Annual General Meeting of Shareholders

Please consult our website www.st.com for the latest important dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 26, 2012	By:	/s/ MARIO ARLATI

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer